SECURITIES AND EXCHANGE COMMISSION [Facing Sheet]
                             Washington, D.C. 20549

                                    Form S-2
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                              COLUMBUS ENERGY CORP.
               (Exact name of registrant as specified in charter)

                                    COLORADO
                         (State or other jurisdiction of
                         incorporation or organization)

                                   84-0891713
                      (I.R.S. Employer Identification No.)

                              Columbus Energy Corp.
                         1660 Lincoln Street, Suite 2400
                             Denver, Colorado 80264
                                 (303) 861-5252
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                       HARRY A. TRUEBLOOD, JR., PRESIDENT
                              Columbus Energy Corp.
                         1660 Lincoln Street, Suite 2400
                             Denver, Colorado 80264
                                 (303) 861-5252
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

                               James F. Wood, Esq.
                             Sherman & Howard L.L.C.
                       633 Seventeenth Street, Suite 3000
                             Denver, Colorado 80202

     Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

  Title of each class of                                     Proposed maximum            Proposed maximum             Amount
securities to be registered   Amount to be registered    offering price per unit     aggregate offering price   of registration fee
---------------------------   -----------------------    -----------------------     ------------------------   -------------------
Series A 7% Convertible .......       400,000                     $25.00                     $10,000,000              $3,030.30
    Preferred Stock
Common Stock ..................          --                         N/A                           N/A                     N/A
Rights ........................          --                         N/A                           N/A                     N/A


Pursuant to Rule 457(o), the registration fee for the Series A 7% Convertible Preferred Stock, the Common Stock (into which such Preferred Stock is convertible), and the Rights being distributed to shareholders of the Registrant is calculated on the basis of the proposed maximum aggregate offering price for the Series A 7% Convertible Preferred Stock, the Common Stock and the Rights.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

                              COLUMBUS ENERGY CORP.

                              Cross Reference Sheet


Item in Form S-2                      Location

Item 1.  Forepart of the Registration Statement and   Cover Page of Prospectus
         Outside Front Cover Page of Prospectus

Item 2.  Inside Front and Outside Back Cover Pages    Available Information;
         of Prospectus                                Table of Contents

Item 3.  Summary Information, Risk Factors and        Summary of the Prospectus;
         Ratio of Earnings to Fixed Charges           Risk Factors; The Company

Item 4.  Use of Proceeds                              Use of Proceeds

Item 5.  Determination of Offering Price              Cover Page of Prospectus;
                                                      Risk Factors;
                                                      Determination of Offering
                                                      Price

Item 6.  Dilution                                     Inapplicable

Item 7.  Selling Security Holders                     Cover Page of Prospectus;
                                                      Plan of Distribution;
                                                      Selling and Distributing
                                                      Shareholder

Item 8.  Plan of Distribution                         Cover Page of Prospectus;
                                                      Litigation Settlement;
                                                      Plan of Distribution

Item 9.  Description of Securities to be Registered   Description of Capital
                                                      Stock

Item 10. Interests of Named Experts and Counsel       Experts

Item 11. Information with Respect to the Registrant   The Company; Management's
                                                      Discussion and Analysis of
                                                      Financial Condition and
                                                      Results of Operations;
                                                      1995 Form 10-K

Item 12. Incorporation of Certain Information by      Incorporation of Certain
         Reference                                    Information by Reference

Item 13. Disclosure of Commission Position on         Inapplicable
         Indemnification for Securities Act
         Liabilities

                              COLUMBUS ENERGY CORP.
            400,000 Shares of Series A 7% Convertible Preferred Stock

     Columbus Energy Corp. ("Columbus" or the "Company") has filed a Registration Statement covering 400,000 shares of its authorized Series A 7%
Convertible Preferred Stock (the "Preferred Stock"). The offering (the "Offering") is being made by the distribution of subscription rights ("Rights") to purchase Preferred Stock to Columbus shareholders of record on
______________, 19__. One Right will be issued for each share of Columbus' common stock, no par value ("Common Stock") held of record. Eight Rights plus $25 in cash (the "Offering Price") will be required to purchase one share of Preferred Stock, or, in the alternative, shareholders who purchase round lots of 100 shares of Preferred Stock may substitute in lieu of cash up to 100 shares of Common Stock and receive a credit of $12.50 for each share of Common Stock so relinquished (up to a maximum credit of $1,250) toward the $2,500 purchase price per round lot of Preferred Stock. Those holders of Rights who fully subscribe to their primary subscription will be allowed to oversubscribe in accordance with an oversubscription privilege. See "Subscription Offer."

     The Rights expire at 4:00 P.M. Eastern Standard Time on _____________, 19____, subject to extension by Columbus to a date not later than _______________, 19__. See "Subscription Expiration Date" and "Purchase and Sale of Rights." There are no minimum amounts which must be subscribed for in this Offering.

     The Offering Price of the Preferred Stock was set by Columbus based upon its $25 per share redemption value, the dividend rate of 7%, its convertibility into shares of Common Stock, and the current market price of the Common Stock. On August 31, 1996, the book value of Columbus was $14,690,633, or $4.76 per share. The Offering Price may or may not have any correlation to the fair market value of the Company or the trading price for the Preferred Stock immediately after the Offering. See "Risk Factors - Establishment of Offering Price."

     The Rights are transferable and are expected to trade on the American Stock Exchange. The Preferred Stock is expected to trade on the American Stock Exchange if the requirements of the exchange are met; in the alternative, the Preferred Stock will trade on the over-the-counter market. See "Risk Factors - No Assurance of a Public Market."

     All of the proceeds from the sale of the Preferred Stock will be paid to Columbus. The expenses of the Offering are estimated to be $_____________.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
            SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION
                  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                      PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

               Offering of Shares of the Company's Preferred Stock

                        Price to      Underwriting     Proceeds to
                         Public       Commissions      Columbus
                         ------       -----------      --------
Per Share            $      25.00        None              * $25.00
Total ...            $ 10,000,000        None          *$10,000,000
* Before deduction of expenses of the Offering estimated to be ____________.


                    THE SECURITIES OFFERED BY THIS PROSPECTUS
                         INVOLVE A HIGH DEGREE OF RISK.
              See "Risk Factors" on page ____ of this Prospectus.

                   The date of this Prospectus is ___________.

     Until ___________, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


     No dealer, salesman, or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and if given or made, such information or representations must not be relied on as having been authorized by Columbus. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Columbus since the date hereof. This Prospectus does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

     Columbus will furnish annual reports to its shareholders containing audited financial statements and quarterly reports containing unaudited financial statements.


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The Company's Annual Report on Form 10-K and amendment on Form 10-K/A-1 for the fiscal year ended November 30, 1995, and its Quarterly Reports on Form 10-Q for the quarters ended February 29, 1996, May 31, 1996, and August 31, 1996. All other reports, if any, filed by the Company pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since November 30, 1995, are incorporated by reference into this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on written or oral request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents). Written or telephone requests should be directed to Columbus Energy Corp., 1660 Lincoln Street, Suite 2400, Denver, Colorado 80264, Attention: H. C. Gutjahr, Secretary, (303) 861-5252.

                                TABLE OF CONTENTS

                                                                         Page

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE..........................3

SUMMARY OF THE PROSPECTUS..................................................5

RISK FACTORS...............................................................8

THE COMPANY...............................................................11

PLAN OF DISTRIBUTION......................................................13

FEDERAL INCOME TAX MATTERS RELATING TO THE OFFERING.......................17

DESCRIPTION OF CAPITAL STOCK..............................................20

USE OF PROCEEDS...........................................................25

SELECTED FINANCIAL DATA...................................................26

RATIO OF EARNINGS TO FIXED CHARGES........................................29

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS....................30

EXPENSES .................................................................47

LEGALITY .................................................................47

AVAILABLE INFORMATION.....................................................47

EXPERTS  .................................................................48

INDEX TO FINANCIAL STATEMENTS............................................F-1

GLOSSARY OF INDUSTRY TERMS...............................................A-1

CERTIFICATE OF DESIGNATION...............................................B-1

                            SUMMARY OF THE PROSPECTUS

     The summary below is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus. A glossary of certain industry terms appears in Exhibit A at the end of this Prospectus. A copy of the Certificate of Designation which sets forth the terms of the Series A 7%
Convertible Preferred Stock is set forth in Exhibit B at the end of this Prospectus.

The Company

     Columbus was organized under the laws of Colorado on October 7, 1982. Columbus engages in the production and sale of crude oil, condensate and natural gas, and acquires and develops leaseholds and other interests in oil and gas properties.

     The Company's office is located at 1660 Lincoln Street, Suite 2400, Denver, Colorado 80264, telephone (303) 861-5252.

Common Shares Outstanding

     As of December 31, 1996, Columbus had 3,163,868 shares of its Common Stock outstanding and no Preferred Stock had been issued.

Summary of the Rights Offering

General The Offering is being made by means of the distribution of subscription rights ("Rights") as a dividend to the shareholders of Columbus. Eight Rights plus $25 in cash (the "Offering Price"), entitles the holder to purchase one share of Preferred Stock, or, in the alternative, shareholders who purchase round lots of 100 shares of Preferred Stock may substitute in lieu of cash up to 100 shares of Common Stock and receive a credit of $12.50 for each share of Common Stock so relinquished (up to a maximum credit of $1,250) toward the $2,500 purchase price of a round lot. One Right will be distributed for each share of Common Stock owned on the record date. Each Columbus shareholder also has the right to oversubscribe for additional shares if the shareholder has fully subscribed for the primary subscription. There are no minimum amounts which must be subscribed for in the Offering. The Rights are transferable and are expected to trade on the American Stock Exchange ("AMEX"). The Rights will expire, if not previously exercised, on _________________ (subject to extension by the Company). See "Plan of Distribution."

Purpose of the Rights
   Offering To reduce bank debt, to add to working capital, and to create a trading market for the Preferred Stock so that additional authorized shares of Preferred Stock not being issued as a part of the Offering may be issued in connection with possible acquisitions or to raise additional working capital.

Establishment of Offering
   Price The Offering Price of the Preferred Stock was set by Columbus based upon its $25 per share redemption value, the dividend rate of 7%, its convertibility into shares of Common Stock, and the current market price of the Common Stock. On August 31, 1996, the book value of Columbus was $14,690,633, or $4.76 per share. The Offering Price may or may not have any correlation to the fair market value of the Company or the trading price for the Preferred Stock immediately after the Offering. See "Risk Factors - Establishment of Offering Price."

Terms of Series A 7% Convertible
   Preferred Stock  Each share of  Preferred  Stock  entitles  its holder to one vote on all matters for which a shareholder vote is required. No cumulative voting is permitted in the election of directors. Dividends will accrue on the Series A Preferred Stock at the rate of 7% per annum of the $25 face value per share. Accrued dividends will be payable semi-annually when, as and if declared by the Board of Directors, or at such other times as the Board of Directors determines. In addition, the Company may pay dividends only to the extent that it has legally available funds to do so. The Board expects that it will have funds available to pay dividends on the Series A Preferred Stock for the foreseeable future. Dividends not paid on the applicable dividend payment date will cumulate. Each share of Series A Preferred Stock is convertible into Common Stock at the option of the holder commencing 60 days after the issue date of the Series A Preferred Stock, at the rate of _____ shares of Common Stock for each share of Series A Preferred Stock converted. The Series A Preferred Stock is redeemable at the option of the Company at a premium of 110% of face value through November 30, 1999, at 105% of face value from December 1, 1999 through November 30, 2005, and at face value thereafter. The Company is required to redeem the Series A Preferred Stock at the foregoing prices upon the occurrence of certain specified events deemed to constitute a change of control of the Company. Upon any dissolution and winding up of the Company, the Series A Preferred Stock will be entitled to a liquidation preference of $25 per share plus accrued and unpaid dividends, if any. Holders of shares of Series A Preferred Stock will not be entitled to share with the Common Stock in any other or further distributions in a liquidation of the Company, if any such distributions were available. See "Description of Capital Stock."

Use of Proceeds     Columbus  expects  to use the net  cash  proceeds  from  the
                    Offering  first to  reduce  bank  debt and then to  increase working  capital  required for future capital  expenditures.
                    Expected capital  expenditures include development of proved undeveloped  reserves,  existing  drilling projects (such as the  Company's  12.5%  participation  in  the  drilling  and completion  of several  dual lateral oil wells in the Austin
                    Chalk  formation  on  its  leaseholds  in  Louisiana),   and
                    exploration costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Recent
                    Activities."

Trading Market      There is no presently  established  market for the Preferred
                    Stock being  offered  pursuant to the  Offering.  Final AMEX
                    listing   approval  is  subject  to  satisfaction  of  share
                    distribution requirements (as to which there can be no assurance), which includes the requirement that at least
                    100,000 shares be owned by non-affiliates. It is expected that the Preferred Stock will trade on the over-the-counter market if the AMEX distribution requirements are not met.
                    See "Risk Factors - No Assurance of a Public Market."

                                  RISK FACTORS

     The securities offered by this Prospectus involve a high degree of risk. Each holder of Rights should carefully read the entire Prospectus but should give special consideration to the risk factors described below.

     This Prospectus contains  forward-looking  statements within the meaning of
Section 27A of the Securities Act of 1933. Such forward-looking statements may be found in this Section and under "Prospectus Summary," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Actual events or results could differ materially from those including, without limitation, the risk factors set forth below and elsewhere in this Prospectus. In addition to the other information contained in this Prospectus, the risk factors below should be considered when evaluating an investment in the shares of Preferred Stock offered.

Fluctuation in Prices of Oil and Natural Gas

     The Company's revenues and earnings are dependent to a large degree on prevailing prices for oil and natural gas and the replacement of produced reserves which are economic at those prices. For the past twenty years, oil and natural gas prices have been volatile and are expected to continue to be so in the future. Currently, more than 55% of the Company's revenues are derived from the production and sale of natural gas, which in turn causes cash flow and net earnings to be more affected by the volatility of natural gas prices than oil prices. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Drilling Risks

     The Company's oil and natural gas operations are subject to all of the business risks typically associated with drilling for oil and natural gas. These risks often include the expenditure of large amounts of money for identification and acquisition of prospective leasehold acreage with no assurance that oil and natural gas will be found in commercial quantities when a well is drilled.

Operating Hazards and Uninsured Risks

     The oil and gas business involves numerous operating risks, including fire, explosion, pipe failure, casing collapse, abnormally pressured formations, and environmental hazards such as oil spills, natural gas leaks, and discharges of toxic gases. The occurrence of any of these events with respect to any property operated or owned (in whole or in part) by the Company could have a material adverse effect on the Company's financial condition. The Company and the operators of its properties maintain insurance in accordance with customary industry practices and in amounts that management believes to be reasonable. However, insurance coverage is not always economically feasible and cannot always be obtained, without significant exclusions, in amounts sufficient to cover all types of operational risks. The occurrence of a significant event that is not fully insured could have a material adverse effect on the Company's financial condition.

Competition

     The oil and natural gas industry is highly competitive. The Company competes with others for property acquisitions and for opportunities jointly to explore or to develop and produce oil and natural gas. The Company's competitors include major companies and other independent energy concerns, including individual operators. Many of these competitors have substantially greater financial and other resources than the Company.

Potential Adverse Impact of Environmental and Other Governmental Regulation

     Oil and natural gas operations are subject to various regulation and legislation of the federal and state governments, including environmental laws. To date, the Company has not had to expend significant resources in order to satisfy environmental laws and regulations presently in effect. However, compliance costs under any new laws and regulations that might be enacted could become material. Additional matters that are, or have been from time to time, subject to governmental regulation include land tenure, royalties, production rates, spacing, completion procedures, water injection, unitization, and the maximum price at which products could be sold.

Potential Adverse Effects of Weather on Results of Operations

     The results of operations of Columbus can be adversely affected by weather conditions, which can also bring about lower energy usage or increased availability of alternative energy sources, which in turn reduces the demand for and prices for natural gas and oil produced by the Company.

Uncertainty of Estimates of Oil and Gas Reserves and Future Net Revenues

     The Company's recent annual report on Form 10-K for fiscal year 1995 contained estimates of the Company's oil and natural gas reserves and the discounted future net revenues to be realized from those reserves, as prepared by independent petroleum engineers, for fiscal years 1995, 1994 and 1993. There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves, including many factors beyond the control the Company. The estimates in Form 10-K utilize assumptions that the Securities and Exchange Commission ("SEC") requires all public companies, including Columbus, to follow, such as using constant oil and gas prices with no escalation allowed except as specifically provided for by contract. Such estimates are inherently imprecise indications of future net revenues. Actual future production, revenues, taxes, operating expenses, development expenditures and quantities of recoverable oil and natural gas reserves might vary substantially from those estimates and assumptions. Any significant variance in such assumptions could materially affect the estimated quantity and value of reserves set forth in such estimates. In addition, the Company's reserves might be subject to revision based upon future production results, future exploitation and development successes or failures, actual prices received and other unpredictable factors.

No Assurance of a Public Market

     There is presently no trading market for the Preferred Stock. The establishment of a liquid trading market for the Preferred Stock will depend upon a sufficient number of shares being sold in the Offering to a sufficiently large number of holders who are not affiliates, as to which there can be no assurance. There also is no assurance as to the price at which any purchaser would be able to resell Preferred Stock following the Offering.

     The Company has requested approval for listing the Preferred Stock on the AMEX but can give no assurance that the Preferred Stock will meet AMEX distribution requirements. The principal requirement applicable to the Preferred Stock (in light of the fact that the Common Stock already is listed on the AMEX) is that 100,000 shares must be owned by non-affiliates. (Other AMEX listing requirements include that the Preferred Stock have an aggregate public market value of $2,000,000 and a trading price of at least $10 per share, which the Company expects will be satisfied.)

     The market price for the Preferred Stock will be influenced by many factors, including interest rates, the market price of the Common Stock, investor perceptions of the value of the assets of the Company, the Company's ability to pay dividends on the Preferred Stock, and general economic and market conditions.

Establishment of Offering Price and Conversion Rate

     In determining the Offering Price, Columbus took into consideration primarily the liquidation preference assigned to the shares. To a lesser degree, Columbus considered the 7% dividend rate and the fact that the conversion price into shares of Common Stock would exceed the market price of those shares on the offering date by 25% or more. There is no assurance that the Offering Price will bear any correlation to the fair market value of the Preferred Stock or to the trading price of the Preferred Stock immediately after the Offering. The rate at which the Preferred Stock may be converted into Common Stock was determined based on the ratio of the Face Value of the Preferred Stock to the current market value of the Common Stock.

Control by Affiliates

     Harry A. Trueblood, Jr., who currently has beneficial ownership of approximately 25% of the Common Stock, intends to subscribe fully in the Offering (and may oversubscribe). Other directors and officers of Columbus have stated their intention to subscribe at varying levels.

Potential Dilution of Earnings Due to Offering

     The Offering may have a short-term dilutive effect on the calculation of earnings per share of Common Stock, which could have an adverse impact on the market price of the Common Stock and the Preferred Stock. If all of the Preferred Stock offered is sold, the Company will have almost $10 million of net proceeds from the Offering. Dividends on the Preferred Stock will accrue from the issue date at the rate of 7%. Some of the proceeds from the Offering will be used to reduce bank debt (and therefore will reduce interest charges), some shares of Common Stock may be redeemed as a part of the Offering, and the Company may have interest income from the short-term investment of proceeds from the Offering. However, the overall impact of the issuance of the Preferred Stock initially may be to reduce earnings per share of Common Stock. This dilutive effect will be reduced or eliminated to the extent that Columbus is able to invest the proceeds of the Offering (as well as other sources of capital) and obtain a return that exceeds the 7% dividend rate on the Preferred Stock (as to which there can be no assurance).

Uncertainty Regarding Future Dividend Policies

     Historically, Columbus has paid no cash dividends on its Common Stock. The future payments of Preferred Stock dividends will be dependent on Columbus' results of operations, financial condition, needs for working capital, and other factors, and may be subject to restrictions, if any, contained in debt instruments in effect from time to time. In addition, the payment of Dividends on the Preferred Stock is subject to the discretion of the Board of Directors and to limitations imposed by Colorado corporate law. See "Description of Capital Stock-Series A 7% Preferred Stock."


                                   THE COMPANY

     Columbus Energy Corp. ("Columbus") was incorporated under the laws of Colorado on October 7, 1982. Columbus engages in the production and sale of crude oil, condensate and natural gas, as well as the acquisition and development of leaseholds and other interests in oil and gas properties, and also acts as manager and operator of oil and gas properties for itself and others. It also engages in the business of compression, transmission and marketing of natural gas through its wholly-owned subsidiary, Columbus Gas
Services, Inc. ("CGSI"), a Delaware corporation. The term "Company" and "Columbus" as used in this Prospectus include Columbus' subsidiaries unless the context otherwise indicates.

     The Company currently has 33 employees, including a technical staff, comprised of four petroleum engineers and one landman. The administrative staff provides support required for accounting and data processing, including disbursement of monthly oil and gas revenues, joint interest billing functions, and accounts payable.

     On  February  24,  1995,  Columbus  completed  a  rights  offering  to  its shareholders to purchase one share of common stock of its wholly-owned subsidiary, CEC Resources Ltd., an Alberta, Canada corporation, at U.S. $3.25 in cash plus two subscription rights. One right was distributed as a dividend for each share of Common Stock held of record on January 27, 1995. All 1,500,000 shares of Resources' common stock were sold in the rights offering, yielding an aggregate of $4,875,000 to Columbus.

Properties

     As of November 30, 1995 the Company's proved oil and gas reserves were 2,035,000 barrels of oil and 14,858,000 Mcf of natural gas. The standardized measure of discounted future net cash flows (in thousands of dollars) was:


Future oil and gas revenue .............................   $ 58,083
Future cost:
         Production cost ...............................    (18,214)
         Development cost ..............................     (4,743)
                                                           --------
Future net cash flows before income taxes ..............     35,126
Discount at 10% ........................................    (10,963)
                                                           --------
Discounted future net cash flows before income taxes ...     24,163
Discounted provision for future income taxes ...........     (2,771)
                                                           --------
Standardized measure of discounted future net cash flows   $ 21,392
                                                           ========

     Columbus' net oil and gas production for each of the three fiscal years ended November 30, 1995, and the nine months ended August 31, 1996 in the U.S. only was:


                   1996
                   9 Mos.              1995              1994              1993
                   ------              ----              ----              ----

Oil-barrels       185,000           225,000           223,000           293,000
Gas-Mcf             1,969             2,033             2,810             1,693

     The average price and cost per unit of production for the three fiscal years ended November 30, 1995, and the nine months ended August 31, 1996 in the U.S. are as follows:



                                     1996
                                    9 Mos.        1995         1994         1993
                                    ------        ----         ----         ----

Average sales price
         per barrel of oil          $18.65      $16.75       $15.28       $17.53
Average sales price
         per Mcf of gas               2.18        1.71         1.92         2.18
Average production cost
         per equivalent barrel        4.35        4.16         3.31         4.07

Developed Properties

     A summary of the gross and net interest in producing wells and gross and net interest in producing acres is shown in the following table as of November 30, 1995:
                                 Gross                              Net
                          --------------------             ---------------------
                          Oil              Gas             Oil               Gas
                          ---              ---             ---               ---
Wells - U.S.               85              120              19               10
Acres - U.S.                    36,055                              8,889

Undeveloped Properties

     The following table sets forth the Company's ownership in undeveloped properties as of November 30, 1995:


                                              Gross Acres             Net Acres

            Montana                               5,882                 2,349
            New Mexico                              840                   630
            North Dakota                          4,420                 1,904
            Oklahoma                                480                   162
            Texas                                 1,726                   951
                                                  -----                   ---

               Total undeveloped properties      13,348                 5,996
                                                 ======                 =====


                              PLAN OF DISTRIBUTION

Subscription Offer

     Columbus is distributing to each holder of record of Common Stock, at no cost to such holder, one transferable subscription right (a "Right") for each share of Common Stock held of record on January ___, 1997 (the "Record Date"). Eight Rights must be surrendered to purchase one share of Preferred Stock, or, in the alternative, shareholders who purchase round lots of 100 shares of Preferred Stock may substitute in lieu of cash up to 100 shares of Common Stock and receive a credit of $12.50 for each share of Common Stock so relinquished (up to a maximum credit of $1,250) toward the $2,500 purchase price of a round lot. Holders of Rights will be entitled to oversubscribe in accordance with the oversubscription procedure described below.

     Columbus may, but is not required to, consummate the Offering regardless of the level of subscriptions.

Subscription Certificates

     The Rights are evidenced by transferable subscription certificates (the "Certificates"). Certificates may be divided or combined and may be transferred, except as noted below, at the office of the Subscription Agent, but a Certificate may not be divided in such a way as to result in fractional rights.

Subscription Expiration Date

     The Rights expire at 4:00 P.M., Eastern Standard Time, on _____________, 1997, unless extended by Columbus to a date not later than ________________, 1997 (such date or extended date, as the case may be, is referred to as the "Expiration Date"). See "Purchase and Sale of Rights" below.

Subscription Privileges

     Holders of Rights may purchase one share of Preferred Stock for each eight Rights plus the payment of $25 in cash. In the alternative, shareholders who purchase round lots of 100 shares of Preferred Stock may substitute in lieu of cash up to 100 shares of Common Stock and receive a credit of $12.50 for each share of Common Stock so relinquished (up to a maximum credit of $1,250) toward the $2,500 purchase price of a round lot.

     Odd lot holders of Common Stock (less than 100 shares) who wish to acquire one round lot of 100 shares of Preferred Stock may tender all of their shares of Common Stock as partial payment based on a $12.50 per share credit toward the $2,500 total purchase price along with the required balance in cash. Such odd lot holders must instruct the Subscription Agent to acquire sufficient Additional Rights (not to exceed a total of 799 Rights) for their account which, when added to their tendered Rights, will equal the 800 Rights required. Any holder of Rights who has fully exercised the basic subscription privilege associated with the ownership of the holder's Rights (the "Basic Subscription Privilege") may also subscribe at the Offering Price for any number of shares of Preferred Stock not subscribed for by other Columbus shareholders (the "Oversubscription Privilege"). No Rights are required to participate in the Oversubscription Privilege.

     The Company is unable to estimate the number of shares of Preferred Stock that will be available for the Oversubscription Privilege, because it cannot predict the level of subscription under the Basic Subscription Privilege. However, as of December 31, 1996, there were 3,163,868 shares of Common Stock outstanding; if all 3,163,868 Rights distributed were utilized in the Basic Subscription Privilege, there would still would be a modest number of shares of Preferred Stock available for the Oversubscription Privilege.

     The only shares of Preferred Stock available for the Oversubscription Privilege are those shares not required to satisfy the Basic Subscription
Privilege  (the  "Additional  Preferred  Stock").  If the  number  of  shares of
Preferred Stock so available is not sufficient to satisfy all subscriptions received pursuant to the Oversubscription Privilege, the available pool of unsubscribed shares will be allotted pro rata, subject to the elimination of fractional shares, among those holders who exercise the Oversubscription Privilege, in proportion to the number of shares of Preferred Stock purchased by them pursuant to the Basic Subscription Privilege. An oversubscription must be accompanied by a cash deposit equal to 20% of the total purchase price of the shares of Preferred Stock to which the holder proposes to oversubscribe. To the extent that an oversubscription is accepted, the balance of the Offering Price must be paid in cash (and/or Common Stock) upon notice from the Subscription Agent as to such amount due. No shares of Common Stock should be initially tendered toward the 20% partial payment deposit for oversubscribed shares. See "Method of Subscription." The Subscription Agent will promptly refund the initial cash deposit to those holders who utilize the Oversubscription Privilege to the extent that the shares of Additional Preferred Stock are not available for allotment to the holders. No interest will be paid on deposits which are refunded.

     Rights may be bought and sold through usual investment and trading channels. It is expected that the Rights will be traded on the AMEX and on the over-the-counter market, but that trading on the AMEX will be discontinued at the close of business one day prior to the Expiration Date, after which the Rights may continue to be traded on the over-the-counter market until the Expiration Date.

     For the convenience of Certificate holders, the Subscription Agent will, on request and without charge, handle orders to buy (not exceeding 799 Rights on any one subscription) or sell Rights (not exceeding 799 Rights on any one subscription) for the account of any Certificate holder, in order to assist such holder in rounding out his subscription for 100 shares of Preferred Stock or disposing of fewer than 799 Rights. Columbus will pay the Subscription Agent's service charge on such purchases and sales. The Subscription Agent may match the orders of buyers and sellers of Rights to the extent both are available. Charges or credits upon purchase and sale of Rights, including matched orders, each day will equate to the average price paid or received by the Subscription Agent in the open market for the Rights purchased or sold. Holders will receive a bill for the costs of Rights purchased or a check for the proceeds of Rights sold.

Method of Subscription

     The Rights may be exercised by completing and signing the subscription form on the reverse of the Rights Certificate and mailing it or delivering it to Harris Trust Company of New York (the "Subscription Agent"). Subscriptions must be accompanied with payment in full in cash for the number of shares of Preferred Stock subscribed for pursuant to the Basic Subscription Privilege or cash plus the tendered shares of Common Stock proposed to be used as partial payment for the round lots of Preferred Stock. Not more than 100 shares of Common Stock may be used toward the purchase of each round lot subscribed. For those wishing to oversubscribe, a cash deposit equal to 20% of the total purchase price of the number of shares of Preferred Stock being subscribed to pursuant to the Oversubscription Privilege should accompany the Basic Subscription Rights Certificate. The balance, if any, of the purchase price for oversubscribed shares must be paid for in cash, or in cash plus shares of Common Stock tendered (not to exceed 100 per round lot) toward the purchase price at the same $12.50 per share credit permitted under the Basic Subscription Privilege, and must be paid within five business days after notice is given by the Subscription Agent. All payments must be made by check, bank draft or postal express money order, payable in United States dollars to the order of the Subscription Agent.

                               Subscription Agent
                        HARRIS TRUST COMPANY OF NEW YORK
                              By Overnight Courier:
                           77 Water Street, 4th Floor
                               New York, NY 10005

                            By Facsimile Transmission
               By Mail: (for Eligible Institutions only): By Hand:

Wall Street Station            FAX:  (212)701-7636         Receiving Window
 P. O. Box 1010                      (212)701-7637    77 Water Street, 5th Floor
New York, NY 10268-1010                                      New York, NY
                              Confirm by telephone:
                                  (212)701-7618

Late Delivery of Certificates

     Subscriptions will be accepted without delivery of the Rights Certificates if, prior to the Expiration Date, the Subscription Agent receives payment as specified above in respect to the total number of shares of Preferred Stock subscribed for upon the exercise of Rights (including the 20% cash deposit for Preferred Stock proposed to be purchased pursuant to the Oversubscription Privilege), together with a letter or telegram from a bank or trust company, a member of the New York Stock Exchange, or another national securities exchange, stating the number of Rights represented by the subscriber's Certificate, the number of shares of Preferred Stock subscribed for, and the name of subscriber, and guaranteeing that such Certificate will be received at the office of the Subscription Agent no later than 4:00 P.M. Eastern Standard time, within two business days thereafter. Any such subscription will be accepted subject to withholding delivery of certificates for Preferred Stock until the Subscription Agent's receipt of the applicable duly exercised Certificate or Certificates.

Delivery of Shares

     The Preferred Stock subscribed for pursuant to the Basic Subscription Privilege will be mailed as soon as practicable by the Subscription Agent. If a Certificate holder subscribes for Preferred Stock pursuant to the Oversubscription Privilege, shares of Preferred Stock issued pursuant to the Basic Subscription Privilege and the Oversubscription Privilege will be mailed as soon as practical after the Subscription Agent has determined the total number of shares of Additional Preferred Stock are allocable to the holder. If a holder who has subscribed for Preferred Stock pursuant to the Oversubscription Privilege wishes to receive the Preferred Stock issuable under the Basic Subscription Privilege prior to the determination of the number of shares to which the holder is entitled under the Oversubscription Privilege, the holder may obtain such shares by making a written request to the Subscription Agent.

     All expenses in connection with the distribution of the Shares, including fees and expenses of the Company's Subscription Agent, counsel and accountants, filing fees and printing expenses, will be borne by the Company.


               FEDERAL INCOME TAX MATTERS RELATING TO THE OFFERING

     In the opinion of Coopers & Lybrand L. L. P., tax advisors to Columbus, the Federal income tax consequences of this Offering under the Internal Revenue Code of 1986 will be as described below.

Receipt of the Rights

     Generally, a corporation may make a distribution of its stock, or rights to acquire its stock, to its shareholders in respect of the corporation's stock without the shareholder including the distribution in gross income. However, the distribution of convertible preferred stock, or rights to acquire such stock, will be deemed taxable to the recipient unless it is established that the distribution does not result in a disproportionate distribution. Such a distribution is defined as one which results in the receipt of property by some shareholders and an increase in the proportionate interest in the assets or profits of the corporation by other shareholders.

     Treasury Regulations further provide that the distribution of convertible preferred stock, or rights to acquire such stock, will likely result in a disproportionate distribution when both of the following conditions exist: (a) the conversion right must be exercised within a relatively short period of time after the distribution of the stock; and (b) considering the dividend rate, redemption provisions, marketability of the convertible stock, and the conversion price, it may be anticipated that some shareholders will exercise their conversion rights and some will not. If the conversion right may be exercised over a period of years and the dividend rate is consistent with market conditions at the time of the distribution of the stock or the rights to acquire the stock, it is unlikely a disproportionate distribution will occur.

     Distribution of the Rights will be proportionate to the existing ownership of Common Stock, and the Preferred Stock remains convertible at the option of the holder for an indefinite period. Based on the foregoing, the distribution of the Rights should not be considered disproportionate for federal income tax purposes and Columbus shareholders need not include amounts in respect of the distribution in gross income.

     Because the distribution of the Rights to existing Columbus shareholders will not be included in gross income, the Rights, and ultimately the Preferred Stock, may be considered to be Section 306 Stock. Should a shareholder later dispose of the Section 306 Stock, or the rights to acquire such stock, in a sale or exchange, all or a portion of the amount realized on the disposition will be treated as ordinary gain. This treatment is limited to the fair market value of the underlying Rights at the date of distribution. The amount realized on disposition in excess of the ordinary income plus the adjusted basis will be treated as capital gain as long as the Right or the Preferred Stock is a capital asset to the holder. Should a shareholder sell all the shareholder's Columbus capital stock including the Rights in a single transaction, then Section 306 would not apply.

     If it is established that Columbus does not have current or accumulated earnings or profits for the taxable year of the distribution, neither the Rights nor the Preferred Stock will be treated as Section 306 Stock. Such a determination can not be made until the end of the fiscal year on November 30, 1997. Preferred Stock acquired through the exercise of Rights purchased on the open market by existing shareholders or investors will not be subject to classification as Section 306 Stock.

     In general, the tax basis of the Rights received by Columbus shareholders will be derived from an allocation of the tax basis of Common Stock already held. Such allocation is in proportion to the relative fair market values of that stock and that of the Rights on the date of distribution. If the fair market value of the Rights on the date of distribution is less than 15% of the fair market value of the previously held Common Stock on that date, the tax basis of the Rights will be zero unless the shareholder makes an irrevocable election to allocate a portion of the basis of the previously held Common Stock to the Rights. Such an allocation would be accomplished as described above. The election is made by attaching a statement to the shareholder's federal income tax return for the taxable year in which the Rights are received and will apply to all Rights received in the Offering.

     Existing shareholders receiving Rights in the distribution will assume a holding period for those Rights based upon the holding period for the Common Stock previously held.

     Taxpayers, including existing shareholders, acquiring Rights in the open market will have a tax basis in those Rights equal to the purchase price. The holding period for Rights acquired on the open market will begin on the date of purchase.

Sale or Exchange of the Rights

     If a Columbus shareholder sells or otherwise disposes of Rights otherwise considered to be Section 306 Stock, the proceeds received will be treated as ordinary income to the extent of the fair market value of the Rights on the day of distribution. Any excess of the amount received over the tax basis of the Rights plus the amount treated as ordinary income will be considered as gain from the sale of a capital asset assuming the Rights are a capital asset in the hands of the holder.

     No loss is recognized upon the sale or disposition of Rights considered to be Section 306 Stock. Such disallowed loss is added to the tax basis of the Columbus common stock otherwise held.

     If an  existing  shareholder  sells all of their  Rights  considered  to be
Section 306 Stock, and in the same transaction completely terminates their interest in Columbus by selling all of the Columbus common stock previously held, capital gain or loss will be recognized assuming the Rights and the Columbus common stock are considered as capital assets in their hands. Ownership of Columbus Common Stock and Rights by related parties must be considered to determine complete termination of ownership.

     Shareholders or investors who sell Rights acquired on the open market that are not considered to be Section 306 Stock, will recognize capital gain or loss on a sale or exchange of the Rights assuming the Rights are capital assets in their hands and assuming that basis has been allocated to the Rights.

Expiration of Unexercised Rights

     Existing shareholders who receive Rights in the distribution that are considered to be Section 306 stock will not recognize a loss on the expiration of those Rights. Such loss will be added to the tax basis of any Columbus common stock retained.

     Existing  shareholders  or investors  who hold Rights not  considered to be
Section 306 Stock will recognize a capital loss on the expiration of those Rights assuming the Rights are capital assets in their hands.

Exercise of Rights

     No gain or loss will be recognized by existing shareholders or investors upon the exercise of the Rights. Preferred Stock acquired through the exercise of Rights considered to be Section 306 Stock will also be considered as Section 306 Stock. The tax basis of the Rights, the cash paid, and the basis of any Common Stock surrendered in the exercise for the Preferred Stock will become the tax basis of the Preferred Stock in the hands of the shareholder. The holding period will commence as of the date of the exercise.

Conversion of Series A Preferred Stock to Common Stock

     Shareholders do not generally recognize taxable gain or loss upon the conversion of preferred stock to common stock of the same corporation if the conversion is accomplished pursuant to a plan of reorganization. If the Preferred Stock being converted is considered to be Section 306 Stock, the Common Stock received will not be Section 306 Stock. However, if the exercise of the Rights was accomplished in part with Columbus Common Stock, the Common Stock received upon conversion will be Section 306 Stock. The tax basis and holding period of the Preferred Stock converted to Common Stock will carry over to the Common Stock received regardless of whether it is Section 306 Stock.

Redemption of the Preferred Stock

     Redemption of the Preferred Stock may result in gain being recognized by the shareholder. To the extent the Preferred Stock is treated as Section 306 Stock, the amount realized equal to the lower of Columbus' earnings and profits or the fair market value of the Rights at the date of distribution will be treated as a dividend. To the extent the amount realized exceeds such value, or to the extent shareholders are holding Preferred Stock which is not considered
Section 306 Stock, the amount realized on redemption will be treated as a dividend or as proceeds from a sale or exchange. Such determination can only be made at the time the plan for redemption is contemplated.

     The above discussion of the Federal income tax consequences may be challenged by the Internal Revenue Service. Should any challenge prove successful, the income tax consequences could be materially different from those discussed above. The above interpretation is only a general summary of the Federal income tax consequences of the Offering and does not address any foreign, state or local income tax consequences. The discussion concerns only the Federal income tax impact to Columbus shareholders and subsequent Rights purchasers, and not any Federal tax impact to Columbus. Each Columbus shareholder and subsequent Rights purchaser should consult his or her own personal income tax advisor as to the Federal, foreign, state and local income tax impact of the Offering.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue 20,000,000 shares of Common Stock and up to 5,000,000 shares of preferred stock, no par value ("Preferred Stock"). The summary of certain provisions of the Company's Amended and Restated Articles of Incorporation and Bylaws set forth below does not purport to be complete and is subject to, and qualified in its entirety by reference to, all provisions of such Amended and Restated Articles of Incorporation (including the Certificate of Designation creating the Series A Preferred Stock) and Bylaws. Copies of the Amended and Restated Articles of Incorporation (excluding the Certificate of Designation) and Bylaws are incorporated into this Prospectus by reference. A copy of the Certificate of Designation is attached as Exhibit B at the end of this Prospectus.

Common Stock

     Each share of Common Stock has one vote (subject to the class voting rights of holders of the Series A Preferred Stock and of any other then outstanding Preferred Stock). The holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available for such payments. The terms of the Series A Preferred Stock prohibit payment of dividends on the Common Stock if the Company has not paid all accrued dividends on the Series A Preferred Stock. Holders of Common Stock have no preemptive rights to purchase additional shares. Subject to the preferential rights of holders of any then outstanding Preferred Stock, the holders of Common Stock are entitled to share ratably in the assets of the Company available for distribution to stockholders in the event of the Company's liquidation, dissolution or winding up.

     The holders of Common Stock have no cumulative voting rights in the election of directors. The Company's Amended and Restated Articles of Incorporation also provides that the Board of Directors be divided into two classes of approximately equal size, with one class to be elected for a two-year term at each annual meeting of shareholders.

Preferred Stock

     The preferred stock of the Company is issuable, from time to time, in one or more series, with such designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof as shall be stated and expressed in a resolution or resolutions providing for the issue of such series adopted by the Board of Directors. All shares of any one series of preferred stock are required to be identical in every particular, and all series are required to rank equally and be identical in all respects, except insofar as they may vary with respect to matters which the Board is expressly authorized by the Company's Amended and Restated Articles of Incorporation to determine in the resolution or resolutions providing for the issue of any series of preferred stock. No assurance can be given that the terms of any series of preferred stock will not materially limit or qualify the rights of the holders of Common Stock. No shares of preferred stock have been issued prior to the Offering.

Series A 7% Convertible Preferred Stock

     Up to 400,000 shares of Series A 7% Convertible Preferred Stock ("Series A Preferred Stock") will be issued to shareholders of the Company who exercise the Rights. Shares of Series A Preferred Stock will be issued, to the extent the Rights have been exercised, promptly after the expiration date of the Rights (the "Issue Date"). The Board may issue up to an aggregate of 2,000,000 shares of Series A Preferred Stock at such time or times as it chooses, without the necessity for a vote of or consent by the holders of the Series A Preferred Stock or holders of Common Stock. Application has been made for listing of the Series A Preferred Stock on the American Stock Exchange. The summary of the terms of the Series A Preferred Stock set forth below is qualified in its entirety by reference to the Certificate of Designation which the Board has filed with the Colorado Secretary of State to create the Series A Preferred Stock, The certificate, which is attached to this Prospectus as Exhibit B, should be reviewed in its entirety before any decision is made to acquire or to exercise the Rights.

     Dividends. Holders of shares of Series A Preferred Stock will be entitled to receive, when, as and if declared by the Board out of legally available funds, cumulative dividends from the date of initial issuance of the shares of Series A Preferred Stock upon expiration of the Rights at the rate of 7% of the $25.00 face value per share, and no more, payable semi-annually. Dividends declared on Series A Preferred Stock will be payable semi-annually on the fifteenth days of March and September, commencing _________________________, 1997, or at such other times and for such interim periods, if any, as may be determined by Board. Dividends on shares of Series A Preferred Stock will accrue on a daily basis (without interest or compounding) whether or not there are unrestricted funds legally available for the payment of such dividends and whether or not such dividends are earned or declared. Accrued dividends will be paid only when, as, and if declared by the Board, which the Board may in its discretion decline to do. In addition, applicable law prohibits the payment of dividends to the extent that a corporation would thereafter be unable to pay its debts as they become due in the ordinary course of business or to the extent that the corporation's total assets would be less than total liabilities. The Company had assets in excess of liabilities in the amount of $14,690,000 as of August 31, 1996, and the Company currently expects that it will have adequate financial resources to pay, and will be legally capable of paying, dividends in the ordinary course on the Series A Preferred Stock for the foreseeable future. There can be no assurance, however, that adverse trends in operating results or other unforeseeable events will not result in insufficient legally available funds to permit payment of dividends or that the Board will not conclude, based on unforeseeable circumstances, that funds otherwise available for dividends would better be applied for other corporate purposes. Accrued and unpaid dividends may, subject to the foregoing limitations, be paid at any time and, to the extent so paid, will be paid without interest or other amounts reflecting the time value of money.

     Liquidation Preference. Each share of Series A Preferred Stock will be entitled to receive a distribution upon any liquidation and winding up of the Company (before any distribution is made to holders of Common Stock) in an amount equal to (i) $25 plus (ii) any accrued but unpaid dividends. To the extent assets of the Company are insufficient to pay the full preferential amount to which holders of the Series A Preferred Stock would be entitled upon any liquidation and winding up of the Company, amounts available for such distribution would be paid pro rata to holders of the Series A Preferred Stock based on the number of shares held by each of them. After receiving the foregoing preferential amount, holders of Series A Preferred Stock would not be entitled to participate with holders of Common Stock in any other or further distribution upon a liquidation and winding up of the Company.

     Certain Limitations on Dividends and Redemptions of Junior Stock. So long as any shares of Series A Preferred Stock are outstanding, (i) no dividends will be paid or declared in cash or otherwise, and no other distribution may be made, on any stock of the Company ranking junior to the Series A Preferred Stock as to dividend rights, payments on redemption and payments of amounts distributable upon the dissolution, liquidation or winding up of the Company ("Junior Stock"), and (ii) no shares of any Junior Stock may be purchased, redeemed, or otherwise acquired by the Company or any subsidiary, and no funds may be set aside or made available for any sinking fund for the purchase or redemption of any Junior Stock, unless: (a) all accrued dividends on all outstanding shares of Series A Preferred Stock have been paid, or declared and set aside for payment, for all dividend periods terminating on or prior to the date of such Junior Stock dividend or distribution payment, and (b) the Company is not in default on any of its obligations to redeem any Series A Preferred Stock. There is no prohibition of payment of dividends on any Junior Stock solely in shares of Junior Stock or warrants, rights or options exercisable for or convertible into Junior Stock or the redemption, purchase or other acquisition of Junior Stock, solely in exchange for, or through the application of the proceeds from the sale of, shares of Junior Stock or warrants, rights or options exercisable for or convertible into Junior Stock.

     Conversion Privilege. Each share of Series A Preferred Stock will be convertible, in whole or in part, at the option of the holder, at any time after the 60th day after the Issue Date, unless previously redeemed, into ___ shares of Common Stock of the Company (the "Conversion Rate"). Except as provided below, upon any conversion of shares of Series A Preferred Stock into shares of Common Stock, the Company will not make any payment or allowance for unpaid dividends, whether or not in arrears, on converted shares of Series A Preferred Stock or for previously declared dividends or distributions on the shares of Common Stock issued upon such conversion. Holders of shares of Series A Preferred Stock at the close of business on a record date for any payment of declared dividends will be entitled to receive the dividend payable on such shares of Series A Preferred Stock on the corresponding dividend payment date notwithstanding the effective conversion of such shares following such record date and prior to the corresponding dividend payment date. However, shares of Series A Preferred Stock surrendered for conversion after the close of business on a record date for any payment of dividends and before the opening of business on the next succeeding dividend payment date must be accompanied by payment in cash of an amount equal to the dividend on such shares attributable to the current dividend period which is to be paid on such dividend payment date (unless such shares of Series A Preferred Stock are subject to redemption on a redemption date falling between such record date and such dividend payment date). A holder of shares of Series A Preferred Stock called for redemption on any dividend payment date will (if such holder is the registered holder on the applicable record date) receive the dividend on such shares payable on that date and will be able to convert such shares after the record date for such dividend without paying an amount equal to such dividend to the Company upon conversion. The right to convert shares of Series A Preferred Stock called for redemption will terminate immediately before the close of business on the tenth day prior to related redemption date. See "Optional Redemption" below.

     Conversion Adjustments. The Conversion Rate is subject to adjustment upon the occurrence of certain events involving the Company including, (i) the payment by the Company of dividends on outstanding shares of its Common Stock in shares of capital stock; (ii) subdivisions or combinations of Common Stock;
(iii) the issuance by the Company of capital stock in reclassification of its outstanding shares of Common Stock; (iv) the issuance by the Company to all holders of Common Stock of rights or warrants entitling them to purchase shares of Common Stock at a price per share less than the current market price of the Common Stock; (v) distributions by the Company to all holders of shares of Common Stock of assets, evidences of indebtedness or securities; and (vi) mergers or consolidations of the Company, sales of all or substantially all of the Company's assets, and reclassifications of or changes in the Common Stock.

     Mandatory Redemption. Each share of Series A Preferred Stock (if not earlier converted or redeemed) will be subject to mandatory redemption by the Company (i) within 60 days after a Change in Control (as defined below) has occurred, if the Board has not by resolution given its approval of the Change in Control prior to its occurrence, and (ii) within two years after a Change in Control has occurred, if the Board has approved the Change in Control prior to its occurrence, at the redemption price then in effect. A "Change in Control" means that any person other than Harry A. Trueblood, Jr., or his estate or heirs, together with such person's affiliates, controls, by direct or beneficial ownership (or both), over 50% of the voting power of the capital stock necessary to elect a majority of the Board.

     Optional Redemption. Shares of Series A Preferred Stock are not redeemable prior to six months after the Issue Date (the "Initial Redemption Date"), except under the mandatory redemption provisions applicable to a change of control of the Company that is not approved by the Board. At any time and from time to time on or after the Initial Redemption Date, the Company will have the right to redeem, in whole or in part, the outstanding shares of Series A Preferred Stock at the following per share redemption prices, together with accrued but unpaid dividends (whether or not earned or declared) to the date fixed for redemption:

  Period                                        Redemption Price Per Share

  Issue Date through November 30, 1999:         110% of face value, plus accrued
                                                and unpaid dividends

  December 1, 1999 through                      105% of face value, plus accrued
  November 30, 2005:                            and unpaid dividends

  After November 30, 2005:                      Face value, plus accrued and
                                                unpaid dividends


If fewer than all the outstanding shares of Series A Preferred Stock are to be redeemed as of any date, the shares of Series A Preferred Stock to be redeemed will be selected by the Company from outstanding shares of Series A Preferred Stock pro rata (as nearly as may be practicable) among all holders of outstanding shares of Series A Preferred Stock. Dividends on shares of Series A Preferred Stock selected for redemption will cease to accrue, and the right of the holders of such shares to convert such shares into Common Stock will terminate immediately prior to the close of business on tenth day preceding the related Redemption Date.

     General Voting Rights. The holders of Series A Preferred Stock will have the right to one vote for each share of Series A Preferred Stock held by them, will be entitled to notice of any meeting of shareholders of the Company and will be entitled to vote together with holders of the Common Stock with respect to any matter upon which holders of Common Stock are entitled to vote.

     Right to Elect Directors Upon Dividend Defaults. At any time accrued dividends payable on the shares of Series A Preferred Stock are in arrears and unpaid in an aggregate amount equal to or exceeding the aggregate amount of dividends payable on such shares for four or more semi-annual dividend periods, the holders of the shares of Series A Preferred Stock, voting separately as a class, will have the right to vote for the election of two directors (the "Preferred Stock Directors") to the Board, such directors to be in addition to the number of directors constituting the Board immediately prior to the accrual of such right. The right of the holders of shares of Series A Preferred Stock to vote for the election of two Preferred Stock Directors will, when vested, continue until all dividends in arrears on the shares of Series A Preferred Stock have been paid in full and, when so paid, such right will cease, subject always to the same provisions for the vesting of such right in the holders of the shares of Series A Preferred Stock in the case of further dividend defaults. The Preferred Stock Directors will be elected by a majority of the votes actually cast by the holders of Series A Preferred Stock, and will serve until such person's resignation or until the Company cures the dividend default.

     Class Voting on Additional Specified Matters. For so long as any shares of Series A Preferred Stock remain outstanding, the affirmative vote of the holders at least two-thirds of such outstanding shares (voting separately as a class), given in person or by proxy at an annual meeting or special meeting called for such purpose, will be necessary before the Company may (i) amend, alter or repeal any of the provisions of its Articles of Incorporation so as to adversely affect the powers, preferences or rights of the holders of the shares of Series A Preferred Stock then outstanding or reduce the minimum time required for any notice to which holders of shares of Series A Preferred Stock then outstanding may be entitled; or (ii) authorize or issue any capital stock which ranks prior to, or on a parity with, the Series A Preferred Stock as to dividend rights, rights of redemption or rights on liquidation (except for the issuance of additional shares of Series A Preferred Stock which were authorized as of the Issue Date). In order to avoid doubt, the Certificate of Designation provides that any such amendment, alteration or repeal that would authorize, create or increase the authorized amount of any additional shares of Junior Stock or that would decrease (but not below the number of shares then outstanding) the number of authorized shares of Series A Preferred Stock will be deemed not to adversely affect such powers, preferences or rights and will not be subject to approval by the holders of shares of Series A Preferred Stock. Anything in the foregoing to the contrary notwithstanding, no consent of the holders of the shares of Series A Preferred Stock will be required if, at or prior to the time when such amendment, alteration or repeal is to take effect, provision is made for the redemption of all shares of Series A Preferred Stock at the time outstanding.

     Transfer Agent and Registrar. Harris Trust Company of New York will act as transfer agent and registrar for the Series A Preferred Stock and will also act as agent in respect of any redemption or conversion of the shares of Series A Preferred Stock.

     Shares Nonassessable; No Preemptive Rights; Retired Shares. Upon issuance, the shares of Series A Preferred Stock will be fully paid and nonassessable. Holders of shares of Series A Preferred Stock will have no preemptive rights. Shares of Series A Preferred Stock redeemed by the Company will be retired and resume the status of authorized and unissued shares, without designation as to series, until such shares are once more designated as part of a particular series of preferred stock by the Board.



                                 USE OF PROCEEDS

     The net proceeds from the Offering are estimated to be $__________ assuming a full exercise of Rights and payment in cash only. The net proceeds from the Offering would be $____________ if the maximum number of shares of Common Stock are tendered as partial payment for the Preferred Stock. The net proceeds will be used by Columbus to reduce (but not terminate the existing line of credit) most of Columbus' bank debt (which was $1,900,000 as of December 31, 1996) and the remainder, if any, for future capital expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operation" for a description of the terms of such bank debt. Expected capital expenditures include development of proved undeveloped reserves, existing drilling projects (such as the Company's 12.5% participation in the drilling and completion of several dual lateral oil wells in the Austin Chalk formation on its leaseholds in Louisiana), exploration costs, and possible property acquisitions that might become available. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Recent Activities."

     All proceeds from the Offering will be held in trust by Harris Trust Company of New York, the Subscription Agent, until completion of the Offering and delivery of the Preferred Stock.


                             SELECTED FINANCIAL DATA

     The tables below set forth selected historical financial and operating data for the Company as of the dates and for the periods indicated. The historical financial data for the years ended November 30, 1991, through 1995, were derived from the financial statements of the Company which have been audited by Coopers & Lybrand, L.L.P., independent auditors. The data for the nine months ended August 31, 1996, and 1995, have been derived from the Company's unaudited financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth herein. This information is not necessarily indicative of the Company's future performance. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Company's Consolidated Financial Statements and notes thereto.

                           Nine Months Ended
                                  August 31,                             Year Ended November 30,
                            ------------------------   -----------------------------------------------------------
                             1996         1995(a)      1995(a)       1994         1993         1992           1991
                             ----         -------      -------       ----         ----         ----           ----
                                    (in thousands, except per share data, per unit data and ratios)
Operating data:
  Revenues                   $8,836       $ 7,327       $9,400      $13,141      $12,913      $11,124       $ 7,766
  Loss on asset dis-
   position, impair-
   ment of long-lived
   properties and
   abandonments                (165)         --         (3,055)        --           (258)        --            --
  Earnings (loss)
   before cumulative
   effect of account-
   ing change                 1,539           501       (1,495)       2,190        2,814        2,415            56
  Cumulative effect of

                                       26

  accounting change            --            --           --           --            992         --            --
                            -------       -------      -------      -------      -------      -------        -------
  Net earnings
   (loss)                     1,539           501       (1,495)       2,190        3,806        2,415            56
                            =======       =======      =======      =======      =======      =======        =======
  Earnings (loss) per
   share (primary):
   Before cumulative
    effect of account-
    ing change                  .50           .16         (.48)         .67          .83          .70           .02
   Cumulative effect
    of accounting
    change                     --            --           --           --            .29         --            --
                            -------       -------      -------      -------      -------      -------        -------
   Net earnings
    (loss)(b)                   .50           .16         (.48)         .67         1.12          .70           .02
                            =======       =======      =======      =======      =======      =======        =======

   Fully dilutive earn-
    ings per share             N/A          N/A          N/A          N/A          N/A            .68           .02
                                                                                                  ===           ===
   Ratio of earnings
    to fixed charges             11         N/A          (d)            12            23           13             1

Average number
  of common and common
  equivalent shares
  outstanding(b):
  Primary                     3,049         3,160        3,143        3,269        3,404        3,461         3,543
                            =======       =======      =======      =======      =======      =======        =======
  Fully dilutive              N/A           N/A          N/A          N/A          N/A          3,577         3,557
                                                                                                =====         =====

Cash flow data(e):
  Cash flow before
   changes in operat-
   ing assets and
   liabilities                4,609         3,066        3,920        6,254        6,468        5,307         1,757

  Discretionary cash
   flow(h)                    4,791         3,205        4,096        6,715        6,633        5,360         1,814

  EBITDA(f)                   4,972         3,111        3,975        6,588        6,916        5,622         2,033




Balance sheet data:
  Total assets              $20,980       $21,790      $18,321      $24,955      $22,938      $17,811        $17,282

                                       27

  Long-term debt,
   excluding current
   maturities:
   Bank debt                  3,200         1,600        1,600        4,200        3,200        2,100         3,189
   Note payable
    to ESOP                    --            --           --           --           --           --             596
   Capital lease
    obligation                 --            --           --           --           --           --              51
                            -------       -------      -------      -------      -------      -------        -------
                            $ 3,200       $ 1,600      $ 1,600      $ 4,200      $ 3,200      $ 2,100       $ 3,836
                            =======       =======      =======      =======      =======      =======        =======

Stockholders'
 equity                     $14,690       $15,435      $13,186      $16,202      $14,400      $11,069       $ 8,761
                            =======       =======      =======      =======      =======      =======        =======
Production, price
 and other data -
 U.S. operations
  only(c):
   Production:
    Oil (Mbbls)                 185           166          225          223          293          295           116
    Gas (Mmcf)                1,969         1,556        2,033        2,810        1,693          927           565
    MBOE(g)                     513           425          564          691          575          450           210
   Average prices:
    Oil (per Bbl)            $18.65        $16.85       $16.75       $15.28       $17.53       $19.44        $20.40
    Gas (per Mcf)              2.18          1.71         1.71         1.92         2.18         1.91          1.55
   Costs per BOE(c)(g):
    Production costs           4.35          4.12         4.16         3.31         4.07         4.17          6.22
    DD&A of oil and
     gas properties            3.89          4.31         4.21         3.41         3.31         2.39          3.25
    General and
     administrative
     expenses                  1.53          2.08         2.05         1.58         1.80         2.09          4.93


(a) Does not include results of CEC Resources Ltd. after the Company's divestiture of Resources on February 24, 1995.
(b) Reflects restated amounts for 1991 through 1994 after stock dividends.
(c) Includes U.S. operations only for comparative purposes because CEC Resources Ltd. was divested during 1995.
(d) Earnings are inadequate to cover fixed charges only as a result of a $3,055,000 non-cash impairment expense. The ratio would have been 6 if the non-cash impairment expense had been excluded.
(e) EBITDA and cash flow data are indicators which are commonly used in the oil and gas industry. They should be used as supplements to, and not as substitutes for, net earnings and net cash provided by operating activities (as disclosed in the consolidated financial statements) in analyzing Columbus' results of operations and liquidity.

(f) Earnings before interest, taxes, depreciation, depletion and amortization.
(g) Gas reserves are converted to BOE or MBOE at the rate of six Mcf of gas per barrel of oil based upon the approximate relative energy content of each. This conversion rate is not necessarily indicative of the relationship of gas prices to oil prices. The respective prices of gas, NGLs and oil are affected by market and other factors in addition to relative energy content.
(h) Discretionary cash flow is operating cash flow before working capital changes and deduction of exploration expenses.


                       RATIO OF EARNINGS TO FIXED CHARGES

                              Nine Months Ended                         Year Ended November 30,
                                  August 31,                  ----------------------------------------------
                                    1996                      1995       1994       1993      1992      1991
                                    ----                      ----       ----       ----      ----      ----

                                          (in thousands, except ratio of earnings to fixed charges)

Pretax earnings (loss)            $ 2,482                   $ (2,022)    $ 3,370   $ 4,062   $ 3,659   $   200

Fixed charges                         239                        229         305       181       311       454

Pre-tax earnings (loss)
   and fixed charges                2,721                     (1,793)      3,675     4,243     3,970       654

Fixed Charges:
  Interest                            207                         185        253       126       259       404
  Interest portion of rent
         expense                       32                          44         52        55        52        50


Deficiency                            N/A                     (2,022)        N/A       N/A       N/A       N/A

Ratio of earnings
  to fixed charges                     11                           *         12        23        13         1

*Earnings are inadequate to cover fixed charges only as a result of a $3,055,000 non-cash impairment expense. The ratio would have been 6 if the non-cash impairment expense had been excluded.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The discussion and analysis below addresses changes that have occurred in Columbus' financial condition and its results of operations during a three-year period from fiscal years 1993 through 1995 and for the nine-month periods ending August 31, 1996, and 1995. Also, reference is made to the information appearing under "Selected Financial Data," as well as to the Consolidated Financial Statements and related notes which appear elsewhere in this Prospectus. The Company's fiscal year ends on November 30, and all references in this section of this Prospectus to years refer to fiscal years unless the context otherwise indicates.

     The information below contains several forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). These statements involve inherent uncertainties, including price volatility, development, operational and implementation risks, as well as other factors that may cause the actual financial performance of Columbus to be materially different from predicted financial performance. See "Risk Factors."

     The analysis of economic and operational trends from the results of 1993 through 1995 is difficult for two reasons. First, the Company in February 1995 divested itself of its wholly-owned Canadian subsidiary, CEC Resources Ltd. ("Resources"), by means of a subscription rights offering to Columbus' shareholders. The deletion of financial performance information of Resources from the Company's financial statements as a result of the rights offering makes it difficult to compare results in 1996 and 1995 to results in prior years.

     Secondly, the Company elected to adopt early as of the beginning of the fourth quarter of 1995 Statement of Financial Accounting Standards No. 121 ("SFAS-121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS-121 requires that an impairment loss be recognized when the carrying amount of an asset exceeds the sum of the undiscounted estimated future cash flow of the asset. The Company reviewed impairment of oil and gas properties using expected prices and year end provided reserves which had been significantly reduced. Four areas in Texas, Oklahoma, New Mexico and North Dakota indicated that impairment losses were greater than previously estimated and that it was prudent to elect early adoption.
Accordingly, a non-cash loss of $3,055,000 ($2,260,000 after tax) was recognized, which was equal to the difference between the carrying value and the fair value of each asset group. As a result of the adoption of SFAS-121, future amortization and depletion expenses are expected to be lower since the properties' total carrying value was significantly reduced.

     A non-cash impairment loss of $165,000 was recognized during the first quarter of 1996 because a development well drilled in Oklahoma proved to be uneconomic and its costs exceeded the remaining cash flows from other producing properties in the field.

Liquidity and Capital Resources

     Columbus' financial condition and operating results have continued to improve in 1996. As of the end of the first nine months of 1996, shareholders' equity was $14,690,000, compared to shareholders' equity of $13,186,000 at November 30, 1995, despite the Company's repurchase of 86,100 shares of Common Stock. Management believes that existing positive working capital of $1,221,000 and net proceeds from the Offering, combined with the Company's anticipated future cash flow, should be sufficient to fully fund all expenditures required to develop the Company's existing undeveloped reserves and to allow participation in a modest exploratory drilling program. As of the date of this Prospectus, the Company also has approximately $_________ available under its $7,000,000 borrowing base pursuant to the line of credit with Norwest Bank Denver, N.A. Although the Company may borrow funds up to its available borrowing base for any corporate purpose, management of the Company has designated bank debt as the source of funds for acquisitions of oil and gas properties and entities.

     To date, the Company's 1996 development program has been much more rewarding than that of 1995. Effective as of November 1, 1995, the Company completed an acquisition of additional working interests in producing natural gas wells in several fields near Laredo in Webb and Zapata Counties, Texas at a cost of $2.63 million. The Company completed a second acquisition in the Laredo area at a cost of $500,000, effective June 1, 1996. The Company utilized bank borrowings for both acquisitions. Subsequent drilling successes and higher prices have combined to make these added working interests substantial contributors to 1996 results.

     For the nine months of 1996, revenues increased by 21% compared to the nine months of 1995, due to higher oil and natural gas production and higher prices. Net income of $1,539,000, or $0.50 per share, for 1996 was a significant improvement over the $501,000 of net income, or $0.16 per share, for the nine months of 1995. Proved developed and undeveloped natural gas and crude oil reserves as of August 31, 1996, benefitted from higher prices, which restored some reserves and reduced depletion expense for the third quarter of 1996 both from a BOE unit basis and from a percentage of sales standpoint.

     Management has long believed that the best measure of a company's cash flow is determined before any consideration is given to working capital changes or deduction of exploration expenses. This is known as discretionary cash flow ("DCF"). Columbus' DCF for the first nine months of 1996 was $4,791,000, compared to $3,205,000 in 1995 (which included $362,000 of DCF attributable to Resources). The improvements resulted from higher prices (despite reductions in revenues from swaps, which are discussed more fully below) and improved production of both crude oil and natural gas.

     Management continues its objection to the Financial Accounting Standards Board Statement No. 95 requirement that operating cash flow be determined after consideration of working capital changes. Management will continue to reflect its opinion on this matter in all public filings and reports, because FASB 95 ignores entirely the significant impact on working capital of the timing of income received for, or expenses incurred on behalf of, third party owners in wells. FASB 95 has a particularly significant impact on Columbus, because Columbus serves as an operator but holds a fairly small interest in several properties that have significant levels of expense generating activity.

     Sales volume of natural gas averaged 7,412 Mcfd during the third quarter of 1996, which was up 42% from the average of 5,221 Mcfd in the third quarter of 1995; oil sales were 614 barrels per day in the third quarter of 1996, compared to 627 in the third quarter of 1995. Management's stated goal for 1996 had been to surpass a former record level of 2,200 BOE per day by the third quarter of 1996. The Company has not accomplished this objective for several reasons, with the most significant being a delay in developing its Williston Basin oil reserves. While production in August 1996 approximated 1,874 BOE per day, several completed gas wells were either connected late in the month or will be completed during the fourth quarter. It should be noted that production for the third quarter of both 1996 and 1995 was solely from U.S. operations.

     Columbus'   swaps  of  natural  gas  and  crude  oil  (a  type  of  hedging transaction) are discussed in Note 9 to the financial statements in this Prospectus.

     The divestiture of Resources resulted in the loss of the Company's most profitable source of income from operation and management services. However, the Company has been able to reduce operating expenses, with the result that U.S.-only operation and management services have been profitable despite the divesture of Resources.

     Columbus had outstanding borrowings of $3,200,000 as of August 31, 1996, against its line of credit with Norwest Bank Denver, N.A., of which $2,700,000 had been borrowed in December 1995 and $500,000 in June 1996 for property acquisitions (as discussed above). The credit agreement was amended as of August 30, 1996, to reduce the LIBOR interest rate from LIBOR, plus 1 3/4% to LIBOR plus 1 1/2%, and to extend the revolving period of the loan from July 1 1997, to July 1, 1999 and the maturity of the term loan from July 1, 2000 to July 1, 2003. This loan is collateralized by Columbus' oil and gas properties. At the end of the third quarter of 1996, the ratio of bank debt to shareholders' equity was 0.22, and the ratio of bank debt to total assets was 0.15. The debt outstanding at the end of the third quarter of 1996 used a LIBOR option at an average interest rate of 7.35%. From September through December 1996, the outstanding debt was further reduced by $1,300,000, to $1,900,000.

     During the first nine months of 1996, capital expenditures incurred on oil and gas properties totaled $5,849,000 (including acquisitions of $2,981,000). These expenditures were primarily directed toward development drilling and recompletions in the South Texas and Gulf Coast areas and to prospect costs in the new Louisiana AMI discussed below.

     Columbus continued its Common Stock repurchase program during the first nine months of 1996. It acquired an additional 86,100 shares during this period out of a 300,000-share repurchase program authorized in February 1995. The Board authorized purchases to a maximum price of $8.75 and required that all purchases be made from available cash and not with bank borrowings. The Company has acquired 284,000 shares out of the 300,000 shares originally authorized under the repurchase program. The Company has suspended its Common Stock repurchase program pending completion of the Offering.

Results of Operations

     Generally, revenues and expenses for the first nine months of 1996 are not comparable to the first nine months of 1995 because of the Company's divestiture of Resources as of February 24, 1995. Likewise, revenues and expenses for 1995 are not comparable to revenues and expenses for 1994. Excluding the operations of Canada from the first nine months of 1995, the Company's revenues increased by 35% in the first nine months of 1996 and operating income increased 167%, compared to the first nine months of 1995, due primarily to increased oil and gas production and improved prices. Excluding the operations of Resources from 1995 and 1994, the Company's revenues decreased by 15% in 1995, and operating income decreased 51% (excluding consideration of the impairment loss), due primarily to declining crude oil and natural gas prices and higher depletion expense. Interest and litigation expenses decreased in 1995, but a $141,000 retirement and separation accrual offset this reduction.

     The Company had its highest ever revenues in 1994, but operating income decreased 9% from results in 1993, which itself had been a record year for the Company. Litigation expenses in 1994 were mostly related to lawsuits that have now been settled. Interest expense rose in 1994 because of increased interest rates and amounts borrowed compared to 1993. Net earnings in 1995 (before the impairment charges) were at their lowest level since 1991. Net earnings in 1994 declined from net earnings in 1993, because of increased exploration expense, litigation expense, interest expense, depreciation and depletion charges, and a higher effective tax rate. Net earnings in 1993 were at a record high for the Company, even before the cumulative effect of an accounting change, because of increased gas production at better prices and because the collapse in crude oil prices occurred in the last half of the year.

Oil and Gas Operations

     The discussion of the Company's oil and gas operations below is based upon production and average prices for the United States and Canada.

     The changes in the components of oil and gas revenues during the periods presented are summarized as follows:

                                                Production
                              Price Change    Quantity Change     Revenue Change
                              ------------    ---------------     --------------
1996 vs. 1995 (nine months)
         Gas - U.S                 27%               27%                 56%
         Oil - U.S.                11%               11%                 23%

1995 vs. 1994
         Gas - U.S.               (11)%             (28)%               (33)%
         Gas - Canada             (22)%             (68)%               (75)%
         Total Company gas         (8)%             (41)%               (45)%

         Oil - U.S                  10%                1%                  8%
         Oil - Canada               15%             (72)%               (67)%
         Total Company oil          14%             (10)%                  0%

1994 vs. 1993
         Gas - U.S.               (12)%               66%                 45%
         Gas - Canada              (5)%               11%                  5%
         Total Company gas         (7)%               43%                 31%

         Oil - U.S.               (13)%             (24)%               (32)%
         Oil - Canada             (14)%              (2)%               (14)%
         Total Company oil        (14)%             (21)%               (30)%

     Natural gas revenues for the first nine months of 1996 were 56% higher than the similar period in 1995 because of improved prices and the effect of property acquisitions and newly developed wells. Average prices rose 27% in 1996, compared with the first nine months of 1995. Increased demand and severely depleted storage levels following an extended winter heating season contributed to this price improvement. Revenues in the first nine months of 1996 were reduced by $282,000 ($0.14 per Mcf) from natural gas swaps, while the Company had $284,000 ($0.17 Mcf) of revenue gains from natural gas swaps in the first nine months of fiscal 1995.

     Oil revenues for the first nine months of fiscal 1996 were up 23% over the similar period in 1995 as a result of an 11% increase in average prices and an 11% sales volume increase. Crude oil production improved because of the commencement of production from two new Jackson sand oil wells in the Sralla Road field in 1996, which was sufficient to overcome normal production decline elsewhere. Oil revenues and average prices for the first nine months of 1996 have been reduced by $165,000 ($.91 per barrel) due to the Company's crude oil swap for 1996. The Company did not participate in any crude oil swaps in 1995.

     Natural gas revenues and production for 1995 decreased compared to 1994, primarily as a result of lower prices and declining gas production in the Sralla Road field and the fields near Laredo, Texas. Occurrence of a reversionary working interest reduction in the Company's most productive gas well in the Laredo area accounted for about one-half of the reduced gas production and more than offset new production from additional connections in Texas and Oklahoma. Average prices for natural gas decreased 11% compared to 1994 but began to increase toward the end of 1995. Average prices in the spot market are currently quite high due to cold early winter weather.

     Oil revenues in the U.S. for 1995 were up 8% from 1994 as a result of a 10% increase in the average price received. Crude oil prices continued to dictate deferral of any full scale development program for undeveloped oil reserves located in the Williston Basin. However, a moderate amount of drilling was planned for 1996 as a result of the 1996 crude oil swap, which affords some protection from previous drastic downturns in prices, which had halted drilling plans before drilling had commenced.

     U.S. natural gas revenues and production for 1994 were significantly higher than 1993 as a result of new gas well completions in Texas and Oklahoma. Even with the inclusion of the revenue gains from the 1994 natural gas swap, the average price realized in 1994 still decreased 12% compared to 1993. The Company experienced normal decline in oil production in 1994, but a few wells, which had been made uneconomic by oil prices and whose production had been curtailed awaiting improvement in oil prices, were returned to production during the fourth quarter of 1994. Also, the flooding of a river near Houston in late 1994 which required shutting-in several wells was primarily responsible for a reduction in oil production of 77 barrels of oil per day compared to the 1994 average and also resulted in a reduction in gas production of 2,100 Mcfd for the fourth quarter of 1994, compared to the third quarter of 1994.

     In the U.S., natural gas revenues and production for 1993 increased significantly over 1992 because of a higher level of new gas well completions in the Sralla Road field near Houston and in the Laredo, Texas area. Also, daily allowables increased as of April 1993 from 700 Mcfd to 1,300 Mcfd for each of the Jackson sand gas wells in the Sralla Road field. Average natural gas prices also improved in 1993 compared to 1992.

     U.S. oil revenues for 1993 were down 11% from 1992, primarily as a result of a 10% decrease in oil prices and because the initial incentive discovery allowable in 1991 for the Vicksburg formation of 340 barrels per day was reduced to 215 barrels per day per well beginning on October 1, 1993. Oil production in the Williston Basin that had been generated from several recompletions in 1992 also declined in 1993 from initial production rates, and new oil wells in the Williston Basin that had been planned for 1993 were postponed. Water encroachment in one of the Vicksburg wells in the Sralla Road field caused its oil productivity to fall below its allowable.

     U.S. oil prices have fluctuated with the same wide swings experienced in world crude oil prices during recent years. In 1993, crude oil prices declined gradually throughout the year until the fourth quarter when a dramatic collapse occurred. In 1994, oil prices experienced a very slow recovery, with the average price for the year being about 13% below 1993. In 1995, crude oil prices declined in mid-year months but recovered by year-end, so that the average annual prices were higher than 1994.

     No comparisons of oil and gas revenues and operations in Canada from 1995 to 1994 are made because of the Company's divestiture of Resources in February 1995. Natural gas revenues increased by 5% in 1994 compared to 1993; production increased by 11%, while average prices decreased by 5%. Beginning in mid-May 1994, several wells that were completed, or were recompleted in new formations, were connected to the Carbon gas processing plant, which was expanded in November 1994. Additional gas from new East Carbon wells was added in November and December of 1994, which positively affected 1995 revenues. The production decline of the Ghost Pine 14-34 well flattened and provided 29% of net lease level cash flow. Revenues from oil and plant liquids declined 14% in 1994 because of a 14% decrease in prices from 1993. Natural gas revenues increased in 1993, as prices improved over 1992, and production volumes decreased by only 2% as a result of an expanded 1993 development program and the addition of one well's production because of the occurrence of a 33% reversionary working interest. Oil and liquids prices and production volumes were down 7% for 1993 compared to 1992.

     On a BOE basis, lease operating expenses in the U.S. for the first nine months of 1996 were slightly higher than the similar period in 1995 ($2.85 compared to $2.73 in 1995), and total lease operating expenses were substantially higher because of additional wells, several expensive workovers, and the effect of property acquisitions in 1996. Operating costs in the U.S. as a percentage of revenues have decreased to 19% for the first nine months of 1996, compared to 27% for the first nine months of 1995, primarily as a result of higher product prices in 1996.

     Lease operating expenses in the U.S. increased 19% in 1995 compared to 1994 because of several extensive workovers that were performed in an effort to make some wells more economic. Lease operating costs on a BOE basis for 1995 were $2.78, compared to $1.93 for 1994. Lease operating expenses in the U.S. decreased 7% in 1994 compared to 1993, because there were fewer workovers and because several oil wells with high operating costs were shut in due to low crude oil prices. Also, most well additions in 1994 were gas wells, which usually have lower operating costs. Lease operating expenses were up 9% in 1993 compared to 1992, as new lease operating expense for U.S. gas wells had a relatively small percentage increase compared to added revenues. Accordingly, operating costs in the U.S. increased as a percentage of revenues to 22% in 1995, compared to 15% in 1994 and 16% in 1993.

     The Company's operating costs in Canada in 1994 declined from 1993, both in amount and as a percentage of revenues, primarily because several more older wells with relatively higher operating costs were supplemented by new wells. Fees paid for both processing and compression were lower as a result of a 1994 litigation settlement agreement with the operator of the Carbon field and plant. The settlement also reduced operating expenses on an ongoing basis.

     Production and property taxes have approximated 9% to 10% of revenues in 1996, 1995 and 1994. Production and property taxes were higher in 1993 (10.3% of revenues), primarily because gas production in Texas was relatively higher than oil production. (Texas imposes higher taxes on gas production than on oil production.) However, gas production taxes in Texas were offset partially by tight sands tax exemptions in the B. R. Cox field. In the U.S., production and property taxes are not always directly proportionate to revenues, because some local jurisdictions base such taxes upon reserve evaluations, as opposed to actual revenues or production. Production and property taxes in Canada have previously averaged approximately 5% to 6% of oil and gas revenues.

Operating and Management Services

     This segment of the Company's business is comprised of operations and services conducted on behalf of third parties and includes compressor rentals.

     Profit from operating and management services for U.S. operations for the first nine months of 1996 was aided by savings from staff reductions made at the beginning of the fourth quarter of 1995. There was a $172,000 profit for U.S. operating and management services during the first nine months of 1996, compared to a $121,000 profit for the equivalent period in 1995.

     Prior to the Company's divestiture of Resources, the Company received operating service revenue in Canada from its share of processing fees at the Carbon area liquid extraction plant. Those revenues also included fees from the processing of Resources' own gas, but no profit was generated from that portion of revenues since it was offset by a commensurate increase in Columbus' well operating expenses.

     Operating and management services U.S. revenue has increased during 1994, 1995 and the first nine months of 1996. Until divested in 1995, Canadian operations had contributed greater operating margins. In 1995, U.S. revenues improved because of additional billings for operator services related to 3-D seismic testing program and because of adjustments resulting from past audits. These factors contributed to a $199,000 profit in 1995 for the U.S. segment, compared to a $197,000 profit in 1994. In the B.R. Cox field in October 1993, the operator of record engaged the Company to serve as contract operator of 15 existing wells. This increased U.S. service revenues sufficiently in 1994 to generate a small profit.

     The settlement of Resources' lawsuit against the former operator of the Carbon gas processing plant is discussed in Note 10 to the financial statements. The Company had not accrued prior receivables in the amount of CDN$210,000 due to the litigation but accrued them in the third quarter of 1994 when the settlement was reached. As a part of the settlement, operating and management services expenses were also reduced by CDN$167,000 for prior operator overcharges, and revenues were increased by CDN$43,000 for adjustments to plant processing fees. The Company agreed to royalty adjustments of CDN$38,000 which had been claimed by the former operator, but this had no new effect as the royalty adjustments had previously been accrued as a payable. Costs associated with the legal expenses for this settlement were included as an operations expense.

     In Canada, the operating and management services segment showed a profit of $559,000 in 1994 and $561,000 in 1993, primarily due to third party gas plant processing fees.

     Specific amounts of reimbursed revenues from operating and management services received from formerly operated partnerships are disclosed in Note 7 of the Notes to the Financial Statements.

Interest Income

     Interest income is earned primarily from short-term investments whose rates fluctuate with changes in commercial paper rates and the prime rate. Interest income decreased in the first nine months of 1996 to $107,000, compared to $128,000 in the first nine months of 1995, primarily as a result of a decrease in the amount of investments and lower short-term interest rates. This increase in interest income was primarily the result of an increase in the amount of investments early in the year (after the divestiture of Resources) and higher short-term interest rates. The increase in interest income in 1994 was primarily the result of higher short-term interest rates.

General and Administrative Expenses

     General and administrative expenses are those expenses that relate to the direct costs of the Company and that do not originate from the operation of properties or the providing of services. Corporate expense represents a major part of this category, although other nonbillable expenses are included.

     The Company's general and administrative expenses in the first nine months of 1996 compared to the first nine months of 1995 were lower because of salary and staff reductions made in August 1995 and because incentive bonuses totaled only $83,000 for the first nine months of 1996 (all non-cash), compared to $110,000 for the similar period in 1995. The Company's U.S. expenses in 1995 were 6% higher than in 1994; employee salary and staff reductions were offset by higher compensation from cashless stock option exercises, increased fees for regular listing on the American Stock Exchange, shareholder and stock transfer expense, professional services (which included the fees of a second petroleum engineering firm), and a higher matching contribution to the Company's 401(k) Plan. Expenses for 1994 were higher than 1993 because of employee salary increases plus incentive bonuses of $111,000 that were awarded to all officers (including the Chief Executive Officer) based on achievements of the Company in 1993. Also, employees had higher medical claims under the Company's self-insured plan, and the Company made a higher matching contribution to its 401(k) Plan. Employee benefit costs were lower in total for 1993 compared to 1992 because the ESOP was terminated in 1993, but expenses related to the exercise of stock options (which is a non-cash charge) were higher in 1993 than in 1992.

Depreciation, Depletion and Amortization

     Depreciation, depletion and amortization of oil and gas assets are calculated based upon the units of production compared to proved reserves of each field. The expense is not only directly related to the level of production, but also is dependent upon past costs to find, develop and recover those reserves. Depreciation and amortization of office equipment and computer software are also included in the total charge in 1995 and 1994.

     During 1993 and 1992, depletion expense for oil and gas properties increased in approximate proportion to the increase in production. During 1995 and 1994, depletion expense for oil and gas properties increased by greater percentages than the increase in production. Contributing to the disproportionately higher depletion expense were lower gas and crude oil prices during 1995 and 1994, which tended to reduce estimated reserves, shorten the estimated reserve life, and change the economic limits of certain of the Company's properties; these factors resulted in a higher depletion rate for those affected properties. The carrying values of certain oil and gas properties after the impairment loss that occurred with the adoption of SFAS 121 effective September 1, 1995 were reduced. This helped reduce depletion expense in the fourth quarter of 1995. The depletion rate increased in 1993 compared to 1992, due in part to production increases in the Zenith field waterflood (which had a high per unit depletable cost basis), and by the payment of anticipated costs to develop certain proved undeveloped reserves in the Sralla Road field.

     For the first nine months of 1996, the depletion rate for U.S. operations was $3.89 per BOE, compared to $4.31 for the similar period in 1995. For 1995, the depletion and depreciation rate for the Company (both Canadian and U.S. operations) was $3.83 per BOE, compared to $2.78 per BOE for 1994 and $2.73 in 1993. These amounts are still below the industry average primarily because of historically low finding costs. However, if the relatively lower depletion rates of Canadian gas properties are excluded, then the depletion charge in 1995 would have been $4.21 per BOE.

     During 1994, the Company wrote down U.S. oil and gas properties that had been fully depleted in previous years by $17,342,000, as a charge against accumulated depreciation, depletion, and amortization. There was no gain or loss to the Company since the properties had been fully depleted.

Exploration Expense

     In general, exploration expense includes the cost of Company-wide efforts to acquire and explore new prospective areas. Until Resources was divested in February 1995, the Company's exploration expense was primarily attributable to geological consulting work provided in Canada plus limited seismic expense in Canada and the U.S.. The successful efforts method of accounting for oil and gas properties requires that the cost of drilling unsuccessful exploratory wells and other exploratory costs be currently expensed.

     During 1996, an exploratory well drilled in Oklahoma proved non-economic and $77,000 was expensed. During the first quarter of 1995, seismic survey costs of $46,000 were incurred in Canada and expensed. Also, undeveloped leasehold costs in North Dakota were impaired by $69,000 in 1995. All of these contributed to an exploration expense of $245,000 for 1995. In 1994, two unsuccessful exploratory wells were drilled at a net cost to the Company of $307,000, including one in Saskatchewan, Canada, and one in Harris County, Texas, about two miles west of the Sralla Road field; the Texas well also condemned certain leaseholds, while the Company allowed other leases to expire and together these resulted in an additional charge of $202,000. In 1993, an exploratory well in Canada found non-commercial hydrocarbon shows and was plugged and abandoned at a net cost of $49,000 plus a total of $24,000 of undeveloped leasehold costs were impaired and expensed. These exploration expenses have reduced reported cash flow from operations, in addition to net earnings, even though they were discretionary expenses; however those expenses were added back for purposes of calculating DCF.

Loss on Asset Disposition

     During 1993, the Company sold its marginally profitable gas properties located in Mississippi and recognized a loss on disposition of $228,000 (since these properties were all in one successful efforts accounting pool). Interestingly, these were the first properties owned by the Company and were the source of the Company's name (because of their location on the Columbus Air Force Base).

Interest Expense

     Interest expense varies in direct proportion to the amount of bank debt and the level of bank interest rates. The average bank interest rate paid for U.S. debt in 1995, 1994 and 1993 was 7.9%, 5.9%, and 5.3%, respectively, compared to 7.3% for the first nine months of 1996.

Income Taxes

     The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), effective at the beginning of 1993, which was one year earlier than mandated. The Company's income tax position is somewhat complex. Resources' income was consolidated with the Company's U.S. income, until Columbus' divestiture of Resources in 1995. Also, the utilization of net operating loss carryforwards by the Company has been complicated by two "change of ownership" transactions under Section 382 of the Internal Revenue Code, one of which occurred on October 1, 1987 and the other on August 25, 1993. Furthermore, a quasi-reorganization occurred on December 1, 1987, which requires that benefits from net operating loss carryforwards or any other tax credits that arose prior to the quasi-reorganization be credited to additional paid-in capital rather than to income; only post quasi-reorganization tax benefits realized can be credited to income.

     As a result of the use of net operating loss carryforwards, the Company's Federal income tax obligations have been limited to the "alternative minimum tax," and, in general, the Company has had a current Federal income tax rate of less than 2% of pre-tax earnings. Beginning in 1997, the Company expects that the only operating loss carryforwards available will be from periods prior to the first Section 382 ownership change; utilization of those benefits are presently limited to approximately $904,000 per year, so that the Company's current Federal tax provision and liability may increase in 1996 and thereafter unless an active drilling program is maintained. In addition, the Company pays state income taxes and, until the divestiture of Resources in 1995, paid Canadian taxes on Resources' income.

     As of November 30, 1993, certain carryforward tax benefits were considered to be realizable on a "more likely than not" basis, and the related valuation allowance was reduced (including a reduction in the post quasi-reorganization valuation allowance of $339,000). This reduced the 1993 effective tax rate by 8%. The disqualifying disposition of incentive stock options exercised by employees during 1993 allowed the Company to take a tax deduction of $165,000, but that amount had to be added to additional paid-in capital and was not shown as a book tax benefit.

     As of November 30, 1994, additional carryforward tax benefits were considered realizable and the post quasi-reorganization valuation allowance was reduced by $303,000. A deduction of $29,000 for disqualifying dispositions of incentive stock options was taken and was added to additional paid-in capital, along with $182,000 for the reduction in the pre quasi-reorganization valuation allowance. The 1994 effective income tax rate increased because of higher Canadian deferred taxes. No tax credit for U.S. income taxes was available to offset the effect of payment of Canadian taxes.

     During 1995, the U.S. net deferred tax asset was reduced to $638,000, which is comprised of a $1,290,000 current deferred tax asset and a $652,000 long-term tax liability. The deferred tax asset increased by an estimated $537,000 during 1995. The valuation allowance was increased by a net of $96,000, even after a reduction of $233,000 for the Canadian deferred taxes of Resources. No provision was required for Canadian deferred taxes following the divestiture. The estimated effective tax rate for 1995 is a 26% book tax benefit.

     During the first nine months of 1996, the U.S. net deferred tax asset was reduced to a net liability of $165,000, which is comprised of a $96,000 current deferred tax asset and a $261,000 long-term tax liability. The estimated utilization of deferred tax assets was $1,080,000 during the first nine months of 1996, and the valuation allowance has remained unchanged for such period. The estimated effective tax rate for the first nine months of 1996 was 38%. See also
Note 6 to the consolidated financial statements for a further explanation of income taxes.

Other Income/Expense

     During 1993, other expense included a loss on the exchange rate of the U.S. dollar compared to the Canadian dollar.

Canadian Exchange Rates

     Until the divestiture of Resources by the Company in 1995, the fluctuation in the Canadian dollar affected the consolidated oil and gas revenues, expenses, and average sales price per unit of Resources (which were reported in U.S. dollars). Such currency fluctuations, in turn, affected cash flow and net earnings reported by the Company during such periods.

Effects of Changing Prices

     The United States economy experienced considerable inflation during the late 1970's and early 1980's but in recent years has been fairly stable and at low levels. The Company, along with most other U.S. business enterprises, was then and will be affected by any recurrence of such economic conditions. Recently, inflation has had a minimal effect on the Company.

     In recent years, oil and natural gas prices have fluctuated widely. The Company's results of operations and cash flow are affected by changing oil and gas prices. Oil and gas prices have been significantly influenced by regulation by various governmental agencies, by the world economy, and by world politics. Operating expenses have been relatively stable but, when analyzed as a percentage of revenues, may be distorted to a degree since they appear as a larger percentage of revenues when lower product prices prevail. Drilling and equipment costs have risen in the last several years. Competition in the industry can significantly affect the cost of acquiring leases, although in recent years competition has lessened as more operators have withdrawn from active exploration programs. Inflation, as well as a recessionary period, can cause significant swings in the interest rates that the Company pays on bank borrowings. These factors are anticipated to continue to affect the Company's operations, both positively and negatively, for the foreseeable future.

Recent Activities

                           Recent Drilling Activities

     Subsequent to the end of the third quarter of 1996, one 78% owned natural gas well (the Wiggins Unit #1) was completed in the upthrown fault block of the Sralla Road oil field, which has extended the productive limits of its gas cap by almost one mile southwest. The well had similar thickness (about 6 feet) to other Jackson sand wells in the area, but the zone appeared to be more porous on logs which has contributed to the well's capability of producing natural gas at rates several times its state-assigned allowable of about 1,400 Mcfd. However, even at this restricted flow rate, it contributed over a 10% increase in Columbus' daily gas production following its connection in early November 1996. In addition, the Wiggins Unit #1 has been yielding approximately 35 to 40 barrels of condensate per Mcf of gas production.

     The aforementioned well represented the only operated drilling activity for the fourth quarter of 1996. Several previously proposed 1996 development program wells had to be deferred, primarily because of the recent increased demand for drilling rigs resulting from escalating product prices. The Company was also a 2% participant in a completed non-operated gas well in the Laredo area during the fourth quarter of 1996. Columbus was the operator in an unsuccessful attempt at a recompletion of a behind-the-casing gas zone in a B. R. Cox field which produced uneconomic rates of gas with water.

     The Company completed a 3-D seismic program early in the fourth quarter of 1996, which was aimed at locating the best structural well site at which to drill a new 90%-owned 12,400 foot Red River oil producer in the Southeast Froid field in Montana. This twin well will replace an existing well that has been pumping for about ten years from a depth of about 7,600 feet due to a collapsed section of the 5 1/2 inch production casing at about 8,000 feet. However, Columbus was unable to contract for a large drilling rig required to drill the well during the fourth quarter and postponed that project until January 1997. This replacement well should drain the remaining Red River oil reserves in the field much more quickly, while assuring that the Company can hold a substantial leasehold block with continued economic production for several more years. Also, management expects to use the cased well bore of the present well to produce a different oil zone, which will require cutting a window immediately above the collapsed interval and then drilling about 2,000 feet in a side-tracked hole down to the Winnipegosis formation, which previously produced oil in a structurally lower well. While conducting this 3-D seismic program, the Company encountered several leads which tended to support old 2-D seismic data which had previously indicated the possible existence of two or more separate Red River structures on this acreage block. Based upon this data, Columbus has added several hundred additional acres of new leases and has scheduled a supplemental 3-D seismic program for March 1997. At present, Columbus holds a 90% working interest in about 2,000 acres of leaseholds immediately surrounding the Southeast Froid field and covers potential new structures. Encouraged by the current oil price levels, Columbus expects that the Williston Basin in general, and this Southeast Froid field area in particular, will be a significant source of future additions to daily oil production during 1997. At $1 million per completed Red River oil producer and $600,000 for a 12,000-foot dry hole, these prospects will command a substantial part of the Company's drilling budget for at least the next year or more. Also, Columbus expects to drill a few short-radius laterals from its existing cased Mission Canyon producers in the Williston Basin during 1997 based upon the reported successes by other operators who have utilized this new technology.

     The Company's fourth quarter oil prices have increased substantially over the average price of $18.91 per barrel realized for the third quarter of 1996, with recent prices approximating $23.00 per barrel. Also, this improvement has carried over into the first quarter of fiscal 1997 with oil prices occasionally surpassing $24.00. Natural gas prices, which averaged $2.12 per Mcf for the third quarter, fell off to only $1.85 in September, but rose to $2.29 in October, and appear to have averaged almost $3.00 per Mcf during November. During December, natural gas prices reached levels of about $4.50 per Mcf for a portion of the month, which suggests that natural gas revenues for 1997's first quarter may be the highest ever for a fiscal quarter.

     Notwithstanding the previously mentioned recent shortage of drilling rigs, the Company's 1996 drilling program activity resulted in its largest gross participation in wells since 1993, when Resources' Canadian drilling activity was included in the count, and the most ever when U.S.-only activity is considered. The Company participated in a total of two (0.675 net) exploratory wells, both of which proved to be dry holes. One of the dry holes had initially indicated it might be a gas discovery, but after being acidized to increase its gas rate, the well began to produce at uneconomic water production levels. A total of 22 development wells (6.55 net) were drilled during 1996, resulting in two (1.01 net) oil producers, 14 (2.60 net) natural gas producers, and six (2.95 net) dry holes.

                         Update on New Area of Interest

     Columbus added an entirely new area of interest in late 1995 in mid-Louisiana when it joined with three co-venturers to promote the acquisition of leaseholds and the drilling of deep (15,500 feet vertical depth) wells, with single and dual horizontal extensions therefrom. The co-venturers formed a three township Area of Mutual Interest ("AMI") in the deep Austin Chalk trend in a known productive area prior to the time that the activity level began to heat up in the area as a result of the successful completion of several high volume producers in fields to the northwest of the AMI extending west to the Texas border. The Company has previously emphasized the potential importance of this area, initially in its annual report on Form 10-K for the year ended November 30, 1995, and thereafter in each of its regular quarterly shareholder reports (as well as a Special Interim Report dated September 27, 1996 specifically devoted to the Company's involvement in the area).

     Management believes that this prospect area has the potential to add rather quickly the most sizable new oil reserves of any of its core areas. This AMI is located in St. Landry and Avoyelles Parishes, and the leaseholds are known to overlie a 250-foot zone of geo-pressured, fractured Austin Chalk which has received substantial publicity recently in trade publications. There have been several dual lateral wells along the trend that were drilled horizontally from bore hole vertical depths ranging from 14,000 to 17,000 feet and that were completed as high capacity natural gas/condensate and crude oil producers. Initial reported capacity rates have ranged from 2,000 to 6,000 barrels of oil or condensate per day, along with 2.5 to 25 Mmcfd for some of those wells. A few uneconomic wells have also been completed along the trend, but those appear not to have dampened the enthusiasm of the various major participants in this new play.

     The Company and its three individual co-venturers had proposed to promote several companies to participate in the drilling of two wells on its initially assembled block of issued and option leases amounting to approximately 24,000 acres, but in the spring of 1996, a large independent operator, Belco Oil & Gas Corporation ("Belco"), agreed to acquire a 75% working interest in that block. Belco also agreed to the previously designated three township AMI and undertook to acquire substantial additional acreage for all accounts. Because of the intervening rise in acreage bonuses along the trend following the initial assemblage, the co-venturers (including Columbus for 6.25%) realized a profit on the base acreage block. The co-venturers were to also be carried by Belco for an after-payout 25% participation in a new well drilled from the grassroots to approximately 15,000 feet vertical depth with dual laterals of about 4,000 feet in length. Belco also undertook to meet the group's farmout obligations to re-enter and drill a single lateral hole from a previously abandoned vertical cased wellbore within the AMI. This farmout originally was taken in order to have a cased vertical well to test new drilling technology and drilling fluids that the co-venturers planned to utilize based on the assumption that they would maintain operatorship instead of yielding same to Belco. Columbus has had no direct participation rights or expenses in the re-entry well farmout obligation following Belco's assumption of the obligation.

     Belco did complete that farmout re-entry well in August 1996 and has made one press release regarding its initial test results, which stated that it had an initial flow rate of 2,500 BOPD and 2.7 Mmcfd from a single 3,900-foot lateral hole, which was drilled horizontally from a 15,333 foot vertical depth. This test was conducted through a 1/2 inch choke with a flowing tubing pressure of 1,000 psi.

     As  previously  indicated  in its  Special  Interim  Report  in  September, management reported that Belco had subsequently acquired additional leaseholds within the AMI that had brought the total to more than 44,000 gross acres and
39,700 net acres. At that date, Columbus owned varying interests from 6.25% to 12.5% under all issued leases and had a 6.25% interest in approximately 14,000 acres of leasehold options. The leasehold options are exercisable in 6-month intervals, in minimum segments of 2,000 acres of new leases, each having a 5-year term. Assuming all of those leasehold segments are exercised over the next three years, Columbus and its co-venturers will not only have a fully paid up 25% participation in those newly issued leases but also will realize a profit in excess of $300,000 each.

     As set forth in the September report to shareholders, Columbus' 12.50% working interest in the recently added 16,000 gross acres within the AMI could be reduced by 3.125% (to 9.375%) if one of the coventurers exercised his option to acquire that interest at cost before October 28. The co-venturer in fact did exercise the option; however, on November 29, 1996, the Company paid $275,000 in cash and issued 30,000 shares of its Common Stock to acquire all of that co-venturers' interest in the AMI. This transaction brought Columbus' interest up to a uniform 12.50% throughout the assembled 44,000 acre block plus the 6,000 acres of additionally acquired leaseholds. The 6,000 additional acres have yet to be identified or assigned by Belco. The transaction also included the purchase of the co-venturer's 15% working interest in an existing vertical well bore completion in the Austin Chalk and his overriding royalty interests of approximately 1.3% and 1.6% in two existing Austin Chalk single lateral oil wells, which the co-venturer owned prior to the formation of the AMI. The co-venturer retained his right to receive up to $300,000 of the profit due upon Belco's exercise of the remaining leasehold options.

     Columbus had expected that Belco would have long since commenced drilling the carried- interest grassroots dual lateral well. However, delays in receiving approval from government regulatory agencies for the surface location forced the deferral of contract arrangements for a drilling rig. In order to shorten the timetable for commencement of drilling operations, the co-venturers have recently negotiated an amendment to Belco's original agreement which called for the co-venturers to have a 25% carried working interest after payout in that grassroots well. The new arrangement permits spreading that undertaking over two wells by allowing for a portion to be satisfied by utilizing a well bore owned by all parties which already has casing in place almost to the top of the Austin Chalk. This Morrow #1-23 well is located in Section 23 of Township 2 South Range 4 East around which a 1,960-acre rectangular unit is being created such that acceptable length dual laterals of about 4,000 feet each can be drilled by Belco. The Company and its co-venturers will be responsible for paying their 25% (12.5% to Columbus) share of the cost of re-entering the existing cased well bore, analyzing the integrity of the existing casing and adding a liner into the top of the Austin Chalk, if required. Thereafter, Belco, at its sole expense, will drill the two dual lateral holes from this wellbore, run slotted liners in each, add production equipment in the vertical hole, and complete with surface equipment as appropriate. Belco, Columbus and its co-venturers will each share in the initial revenues from this first well. The co-venturers will receive a percentage of their 25% of the revenue stream that is in proportion to their respective costs paid compared to total expenditures incurred by all parties in re-entering and placing the well on production. Following recovery by Belco of its disproportionate share of the total costs, the full 25% working interest revenues will flow to Columbus and its co-venturers (instead of the lower percentage of revenues during the payout period).

     The second grassroots well site, assuming it is drilled, will have its vertical wellbore located on the section line between Section 20 and 29 of Township 2 South, Range 5 East and another 1,960- acre unit is to be declared for this well. The same cost and percentage of revenue sharing approach will apply to this second grassroots well, except in this well the roles essentially are reversed. That is, Belco will be responsible for paying all of the expenditures necessary to drill and case the well to a vertical depth of approximately 15,000 feet in preparation for the drilling of dual lateral holes. At that point, the Company and its co-venturers will pay 25% of the expenses (one-half of which will be borne by Columbus) required to drill two laterals of approximately 4,000 feet, run slotted liners, and install downhole production equipment and surface facilities required to place the well on production. Once again, Columbus and its co-venturers will realize a percentage of their 25% of revenue stream which equals a fraction, determined by their share of expenditures as the numerator and the total of all expenditures by all parties as the denominator. When Belco has fully recovered its disproportionate costs, then once again the full 25% revenue stream will flow to Columbus and its co-venturers.

     Assuming one or both of the wells are successfully completed (as to which there can be no assurance), the length of the payout period for each of the wells will be dependent upon the total costs incurred and the initial completion rates achieved, as well as the rate of production decline thereafter. Initial completion rates will be determined by the extent of the natural vertical fractures encountered in the lateral portions of the well bores. These in turn will also have a significant effect on the subsequent rate of decline plus the eventual oil and natural gas reserves recovered from each well bore. Without actual drilling, what will be encountered while drilling the laterals cannot be forecasted with any accuracy whatsoever. Therefore the Company is unable to forecast the payout period for either of the two wells or to state whether there will even be a payout. However, based on the performance of a few wells which have recently been completed in this same Austin Chalk interval along the trend to the northwest of the AMI, payouts as short as three to six months have been experienced but apparently a few of the wells may never recover all costs. Management expects that the success of these first two wells will be determined not only by the degree of fracturing encountered but also on the ability of Belco to complete the wells without excessive costs. If Columbus is only moderately successful and participates in the 25 or so possible locations on its leasehold interest which could be drilled over the next five years, then this new core area has the potential to significantly increase Columbus' proved developed crude oil reserves.

     Management is confident that leaseholds are located "on trend," since there have been numerous wells that have already been drilled within this AMI through the Austin Chalk on the way to the deeper high pressure Tuscaloosa formation. Logs from those wells have exhibited a fairly uniform interval in prospective zone of the fractured Austin Chalk having about 250 feet in thickness. Several of those wells encountered such severe fracturing in that same interval while drilling the Austin Chalk that the wells were later completed in the zone in vertical well bores. These completions occurred several years ago, before present horizontal drilling technology was available. Some of those cased well bores are located on leases in which Columbus holds a 12.50% interest, which could contribute to future cost savings by allowing the drilling of one or more laterals from such cased well bores.

     Current plans are for Belco to build location and begin operations by re-entering the Morrow well in Section 23 during January 1997. Management is hopeful that the delays in obtaining approval of the surface location of the second well will have been overcome so that drilling at that well site can commence shortly thereafter.




                                    EXPENSES

     All expenses in connection with the Offering, including the expenses of the registration of the Preferred Stock offered hereby, the Subscription Agent's fees and costs, and the out-of-pocket expenses of the Columbus employees who solicit the exercise of Rights by holders, will be borne by Columbus. It is estimated that total amount of such expenses will not exceed $90,030.

                                    LEGALITY

     Sherman & Howard L.L.C., Denver, Colorado, has issued an opinion with respect to the legality of the issuance of the securities being offered pursuant to this Prospectus.

                              AVAILABLE INFORMATION

     Columbus is subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Information, as of particular dates, concerning directors and officers, their remuneration, options granted to them, the principal holders of securities of Columbus and any material interest of such persons in transactions with Columbus is disclosed in proxy statements distributed to shareholders and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission: Chicago Regional Office, Suite 1400, 500 West Madison, Chicago, Illinois 60661-2511; and New York Regional Office, 75
Park Place, New York, New York 10007, and copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such Web site is http://www.sec.gov. The Company's Common Stock is listed on the American and Pacific Stock Exchanges, and such reports, proxy statements and other information may also be inspected at the offices of those Exchanges.

                                     EXPERTS

     The consolidated balance sheets of Columbus Energy Corp. and subsidiaries as of November 30, 1995 and 1994, and the consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended November 30, 1995, included in the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1995, have been included herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.

     The results of the study and report by Reed Ferrill & Associates, independent petroleum engineers and consultants, of the Company's reserves and a separate report on the reserves of the properties located in the Berry Cox field in Texas prepared by Huddeston & Co., Inc., another outside consulting firm, appear in the Company's 1995 Form 10-K, are incorporated by reference in this Prospectus and have been incorporated herein in reliance on the authority of such firms as experts in petroleum engineering.

                              COLUMBUS ENERGY CORP.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                         PAGE

Report of Independent Accountants .................................       F-2

Financial Statements:
   Consolidated Balance Sheets at
   November 30, 1995 and 1994 and
   August 31, 1996 (unaudited) ....................................       F-3

   Consolidated  Statements of Operations for the
   years ended November 30, 1995, 1994 and 1993
   and the nine months ended August 31, 1996 and
   and 1995 (unaudited) ...........................................       F-5

   Consolidated  Statements of Stockholders'
   Equity for the years ended November 30, 1995,
   1994 and 1993 and the nine months ended
   August 31, 1996 (unaudited) ....................................       F-7

   Consolidated  Statements of Cash Flows for the
   years ended November 30, 1995, 1994 and 1993
   and the nine months ended August 31, 1996 and
   1995 (unaudited) ...............................................       F-10

Notes to the Consolidated Financial Statements ....................       F-11

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Columbus Energy Corp.

         We have audited the accompanying consolidated balance sheets of Columbus Energy Corp. and subsidiaries as of November 30, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended November 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Columbus Energy Corp. and subsidiaries as of November 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 1995, in conformity with generally accepted accounting principles.

         As explained in Note 2 to the consolidated financial statements, effective September 1, 1995, the Company changed its method of accounting for the impairment of long-lived assets and as explained in Note 6 to the consolidated financial statements, effective December 1, 1992, the Company changed its method of accounting for income taxes.




                                   COOPERS & LYBRAND L.L.P.



Denver, Colorado
February 9, 1996

                              COLUMBUS ENERGY CORP.

                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                              November 30,
                                          August 31,      -------------------
                                            1996          1995           1994
                                          ----------      ----           ----
                                         (unaudited)
                                                    (in thousands)
Current assets:
  Cash and cash
   equivalents .......................     $  1,122      $  1,414      $  1,819
  Accounts receivable:
    Joint interest partners ..........        1,391         1,258         1,923
    Oil and gas sales ................        1,346           817           938
    Other ............................         --            --             108
    Less allowance for doubtful
      accounts .......................         (116)         (116)         (127)
  Income tax receivable ..............         --               7            34
  Deferred income taxes (Note 6) .....           96         1,290           741
  Inventory of oil field
    equipment, at lower of
    average cost or market ...........           85            76            84
  Other ..............................          126            78           120
                                           --------      --------      --------

        Total current assets .........        4,050         4,824         5,640
                                           --------      --------      --------
Property and equipment:
  Oil and gas assets,
    successful efforts
    method (Notes 3 and 5) ...........       27,769        22,244        29,847
  Other property and
   equipment .........................        2,006         2,028         2,177
                                           --------      --------      --------

                                             29,775        24,272        32,024

  Less:  Accumulated
   depreciation, depletion,
   amortization and
   valuation allowance
   (Notes 2 and 3) ...................      (12,845)      (10,775)      (12,709)
                                           --------      --------      --------

  Net property and equipment .........       16,930        13,497        19,315
                                           --------      --------      --------

                                           $ 20,980      $ 18,321      $ 24,955
                                           ========      ========      ========

                                   (continued)

                              COLUMBUS ENERGY CORP.
                    CONSOLIDATED BALANCE SHEETS - (continued)

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                              November 30,
                                        August 31,        ---------------------
                                          1996            1995             1994
                                        ----------        ----             ----
                                       (unaudited)
                                                     (in thousands)
Current liabilities:
  Accounts payable .................   $      1,145    $      1,314    $      1,393
  Undistributed oil and gas
    production receipts ............             99             348             371
  Accrued production and
    property taxes .................            889             635             670
  Prepayments from joint
    interest owners ................            257             189             453
  Accrued expenses .................            344             318             305
  Income taxes payable (Note 6) ....             84            --                64
  Other (Note 4) ...................             11              79             222
                                       ------------    ------------    ------------

        Total current liabilities ..          2,829           2,883           3,478
                                       ------------    ------------    ------------

Long-term bank debt (Note 5) .......          3,200           1,600           4,200
Deferred income taxes (Note 6) .....            261             652           1,036
Other liabilities ..................           --              --                39
Commitments and contingent
  liabilities (Notes 4, 7, 9 and 10)

Stockholders' equity:
  Preferred stock authorized
   5,000,000 shares, no par value;
   none issued .....................           --              --              --
  Common stock  authorized
   20,000,000 shares of $.20 par
   value;  shares issued
   3,461,260 in 1996, 3,328,580
   in 1995 and 3,282,109 in 1994
   (outstanding 3,086,691 in 1996,
   3,068,149 in 1995 and 2,947,512
   in 1994) (Notes 1 and 8) ........            692             666             656
  Additional paid-in capital .......         16,616          15,842          15,855
  Cumulative foreign currency
    translation adjustments ........           --              --              (496)
  Retained earnings (accumulated
    deficit) since December 1, 1987
    (Note 2) .......................            161          (1,378)          2,814
                                       ------------    ------------    ------------
                                             17,469          15,130          18,829
  Less: Treasury stock, at cost
    (Note 8) 374,569 shares in
    1996, 260,431 shares in 1995
    334,597 shares in 1994 .........         (2,779)         (1,944)         (2,627)
                                       ------------    ------------    ------------
    Total stockholders' equity .....         14,690          13,186          16,202
                                       ------------    ------------    ------------
                                       $     20,980    $     18,321    $     24,955
                                       ============    ============    ============

        The accompanying notes are an integral part of these consolidated financial statements.

                              COLUMBUS ENERGY CORP.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                    Nine Months Ended
                                        August 31,         Year Ended November 30,
                                        ----------         -----------------------
                                      1996      1995       1995      1994      1993
                                      ----      ----       ----      ----      ----
                                        (unaudited)
                                           (in thousands, except per share data)
Revenues:
  Oil and gas sales ..............   $ 7,745   $ 6,160    $ 7,902   $11,227   $11,138
  Operating and
   management
   services (Note 7) .............       820     1,044      1,338     1,807     1,678
  Interest and other
   income ........................       271       123        160       107        97
                                     -------   -------    -------   -------   -------
     Total revenues ..............     8,836     7,327      9,400    13,141    12,913
                                     -------   -------    -------   -------   -------

Costs and expenses:
  Lease operating
   expenses ......................     1,477     1,411      1,811     2,017     2,203
  Property and
   production taxes ..............       757       590        780     1,072     1,050
  Operating and manage-
   ment services
   (Note 7) ......................       648       802      1,017     1,052     1,062
  General and administrative .....       783     1,006      1,278     1,549     1,440
  Depreciation, depletion
   and amortization ..............     2,118     2,156      2,757     2,965     2,470
  Impairment of long-lived
   assets and loss on asset
   disposition/abandonments
   (Note 1) ......................       165      --        3,055      --         258
  Exploration expense ............       182       139        245       600       165
                                     -------   -------    -------   -------   -------
     Total costs and
      expenses ...................     6,130     6,104     10,943     9,255     8,648
                                     -------   -------    -------   -------   -------

     Operating income (loss)           2,706     1,223     (1,543)    3,886     4,265
                                     -------   -------    -------   -------   -------

Other expense:
  Interest .......................       207       147        185       253       126
  Retirement and
   separation ....................      --         141        141      --        --
  Litigation (Notes
   9 and 10) .....................        13       120        127       244      --
  Other ..........................         4         7         26        19        77
                                     -------   -------    -------   -------   -------
                                         224       415        479       516       203
                                     -------   -------    -------   -------   -------

                                   (continued)

                              COLUMBUS ENERGY CORP.
               CONSOLIDATED STATEMENTS OF OPERATIONS - (Continued)

                            Nine Months Ended
                               August 31,        Year Ended November 30,
                             --------------      ------------------------
                             1996      1995      1995      1994      1993
                             ----      ----      ----      ----      ----
                               (unaudited)
                                 (in thousands, except per share data)
     Earnings (loss)
      before income
      taxes and
      cumulative effect
      of accounting
      change ............   $ 2,482   $   808   $(2,022)   $ 3,370   $ 4,062

Provision (benefit)
  for income taxes
  (Note 6) ..............       943       307      (527)     1,180     1,248
                            -------   -------   -------    -------   -------

Earnings (loss)
  before cumulative
  effect of
  accounting change .....     1,539       501    (1,495)     2,190     2,814

Cumulative effect
  of accounting
  change (Note 6) .......      --        --        --         --         992
                            -------   -------   -------    -------   -------

     Net earnings (loss)    $ 1,539   $   501   $(1,495)   $ 2,190   $ 3,806
                            =======   =======   =======    =======   =======

Earnings (loss)
  per share:
  Before cumulative
   effect of
   accounting change ....   $   .50   $   .16   $  (.48)   $   .67   $   .83
  Cumulative effect
   of accounting
   change ...............      --        --        --         --         .29
                            -------   -------   -------    -------   -------

      Net earnings (loss)   $   .50   $   .16   $  (.48)   $   .67   $  1.12
                            =======   =======   =======    =======   =======

Average number of
  common and common
  equivalent shares
  outstanding ...........     3,049     3,160     3,143      3,269     3,404
                            =======   =======   =======    =======   =======

        The accompanying notes are an integral part of these consolidated financial statements.

                              COLUMBUS ENERGY CORP.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
            For the Nine Months Ended August 31, 1996 (unaudited) and
                   for The Three Years Ended November 30, 1995

                                                                               Cumulative
                                                                    Retained    Foreign
                                   Common Stock        Additional   Earnings    Currency         Treasury Stock
                               ---------------------    Paid-In   (Accumulated Translation   ----------------------
                                Shares      Amount      Capital     Deficit)   Adjustments    Shares       Amount
                               ---------   ---------   ---------   ---------    ---------    ---------    ---------
                                                          (dollar amounts in thousands)


Balances,
  December 1, 1992 .........   2,967,144   $     593   $  13,163   $    (651)   $    (481)     295,201    $  (1,555)

Cumulative effect of
  accounting change
  (Note 6) .................        --          --           125        --            102         --           --
Exercise of employee
  stock options ............     263,300          53       1,323        --           --           --           --
Tax benefit of
  disqualifying disposition
  of incentive stock options        --          --           165        --           --           --           --
Adjustment for
  foreign currency
  translation, net of
  $30,000 income tax .......        --          --          --          --            (49)        --           --
Purchase of shares .........        --          --          --          --           --        259,546       (2,390)
Shares issued for Stock
  Purchase Plan ............       4,512           1          47        --           --         (1,140)           6
Termination of ESOP ........        --          --          --          --           --        (21,870)        --
Income tax benefit of
  loss carryforwards
  arising prior to
  quasi-reorganization .....        --          --           142        --           --           --           --
Net earnings ...............        --          --          --         3,806         --           --           --
                               ---------   ---------   ---------   ---------    ---------    ---------    ---------

Balances,
  November 30, 1993 ........   3,234,956         647      14,965       3,155         (428)     531,737       (3,939)

Exercise of employee
  stock options ............      35,730           7         185        --           --           --           --
Tax benefit of
  disqualifying disposition
  of incentive stock options        --          --            29        --           --           --           --
Adjustment for foreign
  currency translation, net
  of $43,000 income tax ....        --          --          --          --            (68)        --           --
Purchase of shares .........        --          --          --          --           --         83,674         (781)
Shares issued for Stock
  Purchase Plan ............      11,423           2         111        --           --         (2,875)          22
10% stock dividend .........        --          --           515      (2,531)        --       (269,777)       2,014

                                  (continued)

                              COLUMBUS ENERGY CORP.
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY - (continued)
            For the Nine Months Ended August 31, 1996 (unaudited) and
                   for The Three Years Ended November 30, 1995

                                                                           Cumulative
                                                                Retained    Foreign
                             Common Stock         Additional    Earnings    Currency        Treasury Stock
                          ---------------------    Paid-In   (Accumulated  Translation   ----------------------
                           Shares      Amount      Capital      Deficit)   Adjustments    Shares       Amount
                          ---------   ---------   ---------    ---------   -----------   ---------    ---------
                                           (dollar amounts in thousands)
Shares issued for
  Incentive Bonus Plan
  and directors' fees .        --          --          --           --           --         (8,162)          57
Income tax benefit of
  loss carryforwards
  arising prior to
  quasi-reorganization         --          --            50         --           --           --           --
Net earnings ..........        --          --          --          2,190         --           --           --
                          ---------   ---------   ---------    ---------    ---------    ---------    ---------

Balances,
  November 30, 1994 ...   3,282,109   $     656   $  15,855    $   2,814    $    (496)     334,597    $  (2,627)

Exercise of employee
  stock options .......      35,658           8         158         --           --           --           --
Adjustment for
  foreign currency
  translation, net of
  $326,000 income tax .        --          --          --           --            496         --           --
Tax benefit of
  disqualifying
  disposition of
  incentive stock
  options .............        --          --            25         --           --           --           --
Purchase of shares ....        --          --          --           --           --        246,631       (1,860)
Shares issued for Stock
  Purchase Plan .......      10,813           2          85         --           --         (2,719)          22
Dividend related to
  Resources rights
  offering (Note 1) ...        --          --          --           (582)        --           --           --
10% stock dividend ....        --          --          (202)      (2,115)        --       (291,399)       2,314
Shares issued for
  Incentive Bonus Plan,
  directors' fees
  and retirement ......        --          --           (79)        --           --        (26,679)         207
Net loss ..............        --          --          --         (1,495)        --           --           --
                          ---------   ---------   ---------    ---------    ---------    ---------    ---------

Balances,
  November 30, 1995 ...   3,328,580   $     666   $  15,842    $  (1,378)   $     -0-      260,431    $  (1,944)

                                   (continued)

                              COLUMBUS ENERGY CORP.
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY - (continued)
            For the Nine Months Ended August 31, 1996 (unaudited) and
                   for The Three Years Ended November 30, 1995

                                                                           Cumulative
                                                                Retained    Foreign
                             Common Stock         Additional    Earnings    Currency        Treasury Stock
                          ---------------------    Paid-In   (Accumulated  Translation   ----------------------
                           Shares      Amount      Capital      Deficit)   Adjustments    Shares       Amount
                          ---------   ---------   ---------    ---------   -----------   ---------    ---------
                                           (dollar amounts in thousands)
Exercise of employee
  stock options .......     122,778          24         691         --         --        43 800         (370)
Purchase of shares ....        --          --          --           --         --        86,100         (579)
Shares issued for Stock
  Purchase Plan .......       9,902           2          51         --         --        (2,492)          18
Shares issued for
  Incentive Bonus Plan
  and directors' fees .        --          --           (22)        --         --       (13,270)          96
Tax benefit of
  disqualifying
  disposition of
  incentive stock
  options .............        --          --            54         --         --          --           --
Net earnings ..........        --          --          --          1,539       --          --           --
                          ---------   ---------   ---------    ---------   --------   ---------    ---------

Balances,
  August 31, 1996
   (unaudited) ........   3,461,260   $     692   $  16,616    $     161   $   --       374,569    $  (2,779)
                          =========   =========   =========    =========   ========   =========    =========

        The accompanying notes are an integral part of these consolidated financial statements.

                              COLUMBUS ENERGY CORP.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      Nine Months Ended
                                                          August 31,           Year Ended November 30,
                                                      ------------------    -----------------------------
                                                       1996       1995       1995       1994       1993
                                                      -------    -------    -------    -------    -------
                                                        (unaudited)
                                                                           (in thousands)
Net earnings (loss) ...............................   $ 1,539    $   501    $(1,495)   $ 2,190    $ 3,806
Adjustments to reconcile net earnings (loss)
  to net cash provided by operating activities:
    Depreciation, depletion, and amortization .....     2,118      2,156      2,757      2,965      2,470
    Cumulative effect of accounting change (Note 6)      --         --         --         --         (992)
    Impairments and loss on asset dispositions ....       165       --        3,055          6        264
    Deferred income tax provision .................       856        251       (576)       889        897
    Exploration expense, noncash portion ..........      --         --           69        139       --
    Gain on asset sale ............................      (175)      --         --         --         --
    Other .........................................       106        158        110         65         23

Changes in operating assets and liabilities:
    Accounts receivable ...........................      (662)       266        411        264       (974)
    Other current assets ..........................       (50)       (58)        40         23         55
    Accounts payable ..............................      (168)       583        147       (445)       165
    Undistributed oil and gas production receipts .      (249)      (157)       (89)       125       (285)
    Accrued production and property taxes .........       254        447        (35)       (33)       118
    Prepayments from joint interest owners ........        68        (61)      (264)        27         26
    Income taxes payable (receivable) .............        91        (79)       (32)        66        (36)
    Other current liabilities .....................       (42)       (42)      (169)       (87)         3
                                                      -------    -------    -------    -------    -------
                                                         (758)       899          9        (60)      (928)
                                                      -------    -------    -------    -------    -------

     Net cash provided by operating activities ....     3,851      3,965      3,929      6,194      5,540
                                                      -------    -------    -------    -------    -------

  Cash flows from investing activities:
    Additions to oil and gas properties ...........    (5,849)    (3,609)    (4,144)    (7,044)    (5,775)
    Additions to other assets .....................       (28)       (66)       (84)      (157)      (156)
    Proceeds from sale of Resources
      common stock net of cash ....................      --        4,071      4,075       --         --
    Proceeds from sale of assets ..................       336         33         34          7        279
                                                      -------    -------    -------    -------    -------
      Net cash from (used in) investing
        activities ................................    (5,541)       429       (119)    (7,194)    (5,652)
                                                      -------    -------    -------    -------    -------

  Cash flows from financing activities:
    Proceeds from long-term debt ..................     3,200      1,790      2,090      2,200      2,600
    Reduction in long-term debt ...................    (1,600)    (4,390)    (4,690)    (1,200)    (1,500)
    Proceeds from exercise of stock options .......       377        206        209        271      1,268
    Purchase of treasury stock ....................      (579)    (1,513)    (1,830)      (750)    (2,289)
    Other .........................................      --           (2)        (2)        (2)      --
                                                      -------    -------    -------    -------    -------

     Net cash provided by (used in)
     financing activities .........................     1,398     (3,909)    (4,223)       519         79
                                                      -------    -------    -------    -------    -------

  Effect of exchange rate on cash .................      --            8          8        (19)        (3)
                                                      -------    -------    -------    -------    -------
  Net increase (decrease) in cash and cash
    equivalents ...................................      (292)       493       (405)      (500)       (36)
  Cash and cash equivalents at beginning
    of period .....................................     1,414      1,819      1,819      2,319      2,355
                                                      -------    -------    -------    -------    -------
  Cash and cash equivalents at end of period ......   $ 1,122    $ 2,312    $ 1,414    $ 1,819    $ 2,319
                                                      =======    =======    =======    =======    =======

  Supplemental disclosure of cash flow
    information:
    Cash paid during the period for:
      Interest ....................................   $   184    $   166    $   214    $   235    $   119
                                                      =======    =======    =======    =======    =======
      Income taxes (net of refunds) ...............   $    (4)   $   135    $    82    $   225    $   374
                                                      =======    =======    =======    =======    =======

  Supplemental disclosure of non-cash
    investing and financing activities:
      Non-cash compensation expense
       related to common stock ....................   $    20    $   153    $   162    $    65    $    61
                                                      =======    =======    =======    =======    =======
      Oil and gas property additions ..............   $  --      $  --      $   185    $  --      $  --
                                                      =======    =======    =======    =======    =======
      Dividend for Resources rights ...............   $  --      $   582    $   582    $  --      $  --
                                                      =======    =======    =======    =======    =======

        The accompanying notes are an integral part of these consolidated financial statements.

                             COLUMBUS ENERGY CORP.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (Information with respect to the nine months ended
                     August 31, 1996 and 1995 is unaudited)

(1) FORMATION AND OPERATIONS OF THE COMPANY

     Columbus Energy Corp. ("Columbus") was incorporated as a Colorado corporation on October 7, 1982 primarily to explore for, develop, acquire and produce oil and gas reserves. Columbus' wholly-owned subsidiaries are CEC Resources Ltd. ("Resources") and Columbus Gas Services, Inc. ("CGSI"). Resources activity was only included through February 24, 1995 when it was divested by Columbus by a rights offering to its shareholders (see below). Columbus and its subsidiaries are referred to in these Notes to the Financial Statements as the "Company".

     As of June 1, 1985, Consolidated Oil & Gas, Inc. formed a master limited partnership, Consolidated Energy Partners L.P. (the "Partnership" or "CPS"). Under the terms of the Partnership agreement, Columbus was made the managing general partner and as such had all management authority with respect to the operations of CPS. Consolidated served as an associate general partner of CPS. Columbus owned 1% and also served as the managing general partner of Consolidated Operating Partners L.P. ("COP") which was 99% owned by CPS as its sole limited partner. During 1989, the oil and gas properties of COP were sold and both CPS and COP were dissolved effective November 30, 1989 (see Note 4).

     On February 24, 1995, Columbus completed a rights offering to the Columbus shareholders to purchase one share of Resources at U.S.$3.25 cash plus two subscription rights. One right was distributed as a dividend for each share held of record on January 27, 1995. All 1,500,000 shares of Resources common stock were subscribed (and oversubscribed) yielding an aggregate of $4,875,000. The total value assigned to the rights on its books was $582,000 for the dividend portion of the purchase of Resources shares. A deduction of $126,000 for the costs of the offering was recorded. No gain or loss can be recognized for book purposes in a spin-off. The combination of the cash offering price of $3.25 per share plus the value of the rights dividend assigned was equal to the U.S. historical book cost of Columbus' investment in Resources. No taxes are due Revenue Canada as a result of this divestiture of common stock because the tax basis exceeds the proceeds received upon disposition.

(2) ACCOUNTING POLICIES

     The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles and require the use of managements' estimates. The following is a summary of the significant accounting policies followed by the Company.

                              COLUMBUS ENERGY CORP.

               (Information with respect to the nine months ended
                     August 31, 1996 and 1995 is unaudited)

     Consolidation

     The accompanying consolidated financial statements include the accounts of Columbus and its wholly-owned subsidiaries, CGSI and Resources through February 24, 1995. All significant intercompany balances have been eliminated in consolidation.

     Cash Equivalents

     For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Hedging activities are included in cash flow from operations in the cash flow statements.

     Oil and Gas Properties

     The Company follows the successful efforts method of accounting. Lease acquisition and development costs (tangible and intangible) for expenditures relating to proved oil and gas properties are capitalized. Delay and surface rentals are charged to expense in the year incurred. Dry hole costs incurred on exploratory operations are expensed. Dry hole costs associated with developing proved fields are capitalized. Expenditures for additions, betterments, and renewals are capitalized. Geological and geophysical costs are expensed when incurred.

     Upon sale or retirement of proved properties, the cost thereof and the accumulated depreciation or depletion are removed from the accounts and any gain or loss is credited or charged to income if significant. Abandonment, restoration, dismantlement costs and salvage value are taken into account in determining depletion rates. These costs are generally about equal to the proceeds from equipment salvage upon abandonment of such properties. Maintenance and repairs are charged to operating expenses.

     Provision for depreciation and depletion of capitalized exploration and development costs are computed on the unit-of-production method based on proved developed reserves of oil and gas, as estimated by petroleum engineers, on a property by property basis. Prior to September 1, 1995, an additional valuation provision was made if total capitalized costs of oil and gas properites, excluding unproved properties, exceeded (1) the present value of future net revenues from estimated production of proved oil and gas reserves using constant prices discounted at 10% less (2) income tax effects related to differences between book and tax basis of the properties. Unproved properties are assessed periodically to determine whether they are impaired. When impairment occurs, a loss is recognized by providing a valuation allowance. When leases for unproved properties expire, any remaining cost is expensed. Depreciation of other assets are provided on the straight line method over their estimated useful lives.

                              COLUMBUS ENERGY CORP.

               (Information with respect to the nine months ended
                     August 31, 1996 and 1995 is unaudited)

     The Company uses crude oil and natural gas hedges to manage price exposure. Realized gains and losses on the hedges are recognized in oil and gas sales as settlement occurs.

     The Company follows the entitlements method of accounting for gas balancing of gas production. The Company's gas imbalances are immaterial at November 30, 1995 and 1994.

     Effective for the fourth quarter beginning September 1, 1995 the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). This statement prescribes the accounting for the impairment of long-lived assets, such as oil and gas properties. An impairment loss is reported as a component of income from continuing operations. Adoption of this statement resulted in an impairment loss (non-cash charge) of $3,055,000 for the fourth quarter 1995 and was recognized as impairment expense to the oil and gas business segment. The Company reviewed the impairment of oil and gas properties for each successful efforts pool. The B. R. Cox field in Texas and the Oklahoma, New Mexico and North Dakota property pools were determined to be impaired and an impairment loss equal to the difference between the carrying value and the fair value of the pool was recognized. Fair value was estimated to be a discounted present value of expected future net cash flows with appropriate risk consideration over the economic life of the reserves.

     Quasi-reorganization

     In fiscal 1988, the Board of Directors adopted a corporate resolution which approved a quasi-reorganization effective December 1, 1987 and transferred $13,441,000 from additional paid-in capital to offset the accumulated deficit.

     Other Property and Equipment

     Gains and losses from retirement or replacement of other properties and equipment are included in income. Betterments and renewals are capitalized. Maintenance and repairs are charged to operating expenses.

                              COLUMBUS ENERGY CORP.

               (Information with respect to the nine months ended
                     August 31, 1996 and 1995 is unaudited)

     Income Taxes

     The Company files a consolidated income tax return with CGSI. Resources, its Canadian subsidiary, was also included in the consolidated U.S. income tax return through February 24, 1995 before terminating with completion of the divestiture. Resources was also subject to tax under applicable Canadian tax law. Columbus and its consolidated subsidiary have executed a tax allocation agreement which provides for an allocation and payment of U.S. income taxes based upon each Company's separate tax liability calculation.

     Foreign Currency Translation

     Canadian assets and liabilities were translated into U.S. dollars using the exchange rate in effect at year end. Canadian revenues and expenses were translated using average exchange rates for each period. Adjustments resulting from these translations were accumulated in a separate component of stockholders' equity. Foreign currency transaction gains or losses, which primarily represented exchange gains or losses resulting from the denomination of current intercompany balances into U.S. dollars, were included in determining net income for prior period. Such gains or losses are not significant for the periods presented.

     Operating and Management Services

     The Company recognizes revenue for operating and management services provided to other companies and non-operating interest owners in which the Company has no economic interest. The Company receives overhead fees, management fees and revenues related to gas marketing, compression and gathering.

     The cost of providing such services is expensed and shown as "operating and management services" cost.

     Earnings Per Share

     Earnings per share are computed using the weighted average number of common shares outstanding. Stock options are included as common stock equivalents, when dilutive, using the treasury stock method. Historical amounts have been adjusted for the 10% stock dividend distributions, in 1995 and 1994.

                              COLUMBUS ENERGY CORP.

               (Information with respect to the nine months ended
                     August 31, 1996 and 1995 is unaudited)

Accounting for Stock-Based Compensation

     The Financial Accounting Standards Board issued Statement No. 123 on the "Accounting for Stock-Based Compensation". This statement prescribes the accounting and reporting standards for stock-based employee compensation plans and is effective for the Company's 1997 fiscal year unless adopted earlier. The Company has not decided if it will adopt this standard or simply make pro forma disclosures as the alternative provided by the standard.

Unaudited Interm Periods

     The financial statements contain all adjustments (consisting only of normal recurring accruals) which, in the opinion of management, are necessary to present fairly the financial position of the Company at August 31, 1996 and the results of its operations and cash flows for the nine months ended August 31, 1996 and 1995. The results of operations for such interm periods are not necessarily indicative of results to be expected for the full year.

(3) OIL AND GAS PRODUCING ACTIVITIES

     The following tables set forth the capitalized costs related to oil and gas producing activities, costs incurred in oil and gas property acquisition, exploration and development activities, and results of operations for producing activities:


         CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES
                                 (in thousands)

                            August 31, 1996         November 30, 1995                   November 30, 1994
                            ---------------  --------------------------------   -------------------------------
                                  United                  United                             United
                                  States      Total       States      Canada     Total       States      Canada
                                 --------    --------    --------    --------   --------    --------    --------
                               (unaudited)
Proved properties(a) .........   $ 27,311    $ 22,153    $ 22,153    $   --     $ 29,688    $ 22,596    $  7,092
Unproved properties ..........        458          91          91        --          159         105          54
                                 --------    --------    --------    --------   --------    --------    --------

                                   27,769      22,244      22,244        --       29,847      22,701       7,146

Less accumulated depreciation,
  depletion, amortization and
  valuation allowance(a) .....    (11,429)     (9,414)     (9,414)       --      (11,368)     (8,632)     (2,736)
                                 --------    --------    --------    --------   --------    --------    --------

Total net properties .........   $ 16,340    $ 12,830    $ 12,830    $   --     $ 18,479    $ 14,069    $  4,410
                                 ========    ========    ========    ========   ========    ========    ========

(a) During 1994 U.S. fully depleted properties were written-off.

                              COLUMBUS ENERGY CORP.

               (Information with respect to the nine months ended
                     August 31, 1996 and 1995 is unaudited)

               COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION,
                     EXPLORATION AND DEVELOPMENT ACTIVITIES
                                 (in thousands)

                                                      Year Ended November 30,
                       ------------------------------------------------------------------------------
                                 1995                       1994                       1993
                       ------------------------   ------------------------   ------------------------
                                United                     United                     United
                       Total    States   Canada   Total    States   Canada   Total    States   Canada
                       ------   ------   ------   ------   ------   ------   ------   ------   ------
Property acquisition
  costs:

     Proved ........   $1,443   $1,443   $ --     $2,501   $2,501   $ --     $  871   $  871   $ --

     Unproved ......       85       85     --         96       59       37      525      455       70

Exploration costs ..      245      196       49      600      464      136      165       85       80

Development costs ..    2,843    2,771       72    3,885    2,360    1,525    4,434    3,876      558
                       ------   ------   ------   ------   ------   ------   ------   ------   ------

Total costs
  incurred .........   $4,616   $4,495   $  121   $7,082   $5,384   $1,698   $5,995   $5,287   $  708
                       ======   ======   ======   ======   ======   ======   ======   ======   ======

                 RESULTS OF OPERATIONS FOR PRODUCING ACTIVITIES
                                 (in thousands)

                                                          Year Ended November 30,
                        -----------------------------------------------------------------------------------------
                                    1995                           1994                          1993
                        -----------------------------   ---------------------------   ---------------------------
                                   United                         United                        United
                         Total     States     Canada     Total    States    Canada    Total     States    Canada
                        -------    -------    -------   -------   -------   -------   -------   -------   -------
Sales ...............   $ 7,902    $ 7,269    $   633   $11,227   $ 8,798   $ 2,429   $11,138   $ 8,730   $ 2,408

Production (lifting)
  costs (a) .........     2,591      2,343        248     3,089     2,285       804     3,253     2,340       913

Exploration expenses        245        196         49       600       464       136       165        85        80

Impairment of long-
  lived assets ......     3,055      3,055       --        --        --        --        --        --        --

Depreciation,
  depletion and
  amortization (b) ..     2,543      2,410        133     2,742     2,355       387     2,254     1,903       351
                        -------    -------    -------   -------   -------   -------   -------   -------   -------
                           (532)      (735)       203     4,796     3,694     1,102     5,466     4,402     1,064

Imputed income
  tax (c) ...........      (138)      (209)        71     1,691     1,311       380     1,726     1,466       260
                        -------    -------    -------   -------   -------   -------   -------   -------   -------

Results of operations
  from producing
  activities
  (excluding overhead
   and interest
   costs) ...........   $  (394)   $  (526)   $   132   $ 3,105   $ 2,383   $   722   $ 3,740   $ 2,936   $   804
                        =======    =======    =======   =======   =======   =======   =======   =======   =======

(a) Production costs include lease operating expenses, production and property taxes
(b)  Amortization expense per equivalent barrel of production:
     1995 - $3.83 1994 - $2.78 1993 - $2.73
(c) The imputed income tax is hypothetical and determined without regard to the Company's deduction for general and administrative expense, interest costs and other items.

                              COLUMBUS ENERGY CORP.

               (Information with respect to the nine months ended
                     August 31, 1996 and 1995 is unaudited)

     For the years ended November 30, 1995, 1994 and 1993, the Company had the following customers who purchased production equal to more than 10% of its total revenues. The following table shows the amounts purchased by each customer.

                     1995                 1994                1993
              ------------------   ------------------  -------------------
              Amount   % Revenue   Amount   % Revenue   Amount   % Revenue
              ------   ---------   ------   ---------   ------   ---------

Customer A    $2,027     27.9%     $1,755      13.4%   $ 2,881      25.9%
Customer B     2,635     36.2       4,072      31.0      2,740      24.6
Customer C     1,046     14.4       1,423      10.8      1,487      13.3

     In the Company's judgment, termination by any purchaser under which its present sales are made would not have a material impact upon its ability to sell its production to another purchaser at similar prices.

(4) INVESTMENT IN PARTNERSHIP

     Columbus was formerly the managing general partner of CPS, and also operated almost all oil and gas properties owned by its subsidiary partnership, COP. When these partnerships were dissolved effective November 30, 1989, no partners received a cash distribution from their investment in CPS as the proceeds from the sale of the properties were less than the bank debt and other partnership liabilities.

     Columbus, as managing general partner of COP, and Columbus as managing general partner and Consolidated as associate general partner of CPS had an obligation to pay for the respective partnership's costs incurred. Included in other current liabilities as of November 30, 1994 and 1995 and August 31, 1996 is $122,000, $16,000 and $-0-, respectively, which represented remaining cash available to pay any valid claims that might become payable related to either liquidation or prior operations. During 1995, a settlement was reached with Jicarilla Apache Tribe relative to their claims for additional royalty owed for the period 1985 through 1992 from gas wells on their leaseholds in which COP owned varying interests and Columbus was operator. COP's share of the settlement was $95,000 which was paid from the available $122,000 on hand.

                              COLUMBUS ENERGY CORP.

               (Information with respect to the nine months ended
                     August 31, 1996 and 1995 is unaudited)

(5) LONG-TERM DEBT

     The Company has a Credit Agreement ("Agreement") with Norwest Bank Denver, N.A. ("Bank") having a borrowing base which has been recently reduced at the request of Columbus to $7,000,000, which is subject to semi-annual redetermination for any increase or decrease. On January 5, 1996 the Credit Agreement was amended to extend the revolving period and maturity date. The loan now revolves until July 1, 1997 and then in its entirety converts to an amortizing term loan which matures July 1, 2000. The credit is collateralized by a first lien on U.S. oil and gas properties. The interest rate options are the Bank's prime rate or LIBOR plus 1 3/4%. In addition, a commitment fee of 1/4 of 1% of the average unused portion of the credit is payable quarterly. As amended and restated on October 23, 1996 the Agreement extended the revolving period to July 1, 1999 and the maturity date to July 1, 2003 and reduced the LIBOR interest rate to LIBOR plus 1 1/2%.

     At November 30, 1995 outstanding borrowings on the revolving line of credit were $1,600,000 and the unused borrowing base available was $5,400,000 and the $1,600,000 bore interest at LIBOR rates of 5.82% plus 1 3/4%.

     The Agreement as amended provides that certain financial covenants be met which include a minimum net worth of $8,300,000 plus 50% of cumulative net income after November 30, 1991, a quarterly calculation of a current ratio of not less than 1.0:1.0 and a ratio of funded debt to consolidated net worth not greater than 1.25:1.00. Columbus has complied with these covenants. Under the terms of the Agreement, Columbus is permitted to declare and pay a dividend in cash so long as no default has occurred or a mandatory prepayment of principal is pending.

     The scheduled payments of long-term debt are as follows (in thousands):
                                      At 11/30/95          At 8/31/96
                                      -----------          ----------
                                                           (unaudited)
Year ending November 30,:
               1996                      $   --              $  --
               1997                          178                --
               1998                          533                --
               1999                          533                267
               2000                          356                800
               2001                          --                 800
               2002                          --                 800
               2003                          --                 533
                                         -------             ------
                                 Total   $ 1,600             $3,200
                                         =======             ======

                              COLUMBUS ENERGY CORP.

               (Information with respect to the nine months ended
                     August 31, 1996 and 1995 is unaudited)

(6) INCOME TAXES

     The provision for income taxes consists of the following (in thousands):

                   Nine Months Ended
                       August 31,
                   ---------------
                    1996     1995           1995      1994     1993
                   ------   ------         ------    ------   ------
                     (unaudited)

Current:
   Federal .....   $   50   $   12         $ --      $   57   $   75
   Foreign
     (Canada) ..     --         29             29       162      116
   State .......       37       15             20        72      160
                   ------   ------         ------    ------   ------
                       87       56             49       291      351
                   ------   ------         ------    ------   ------

Deferred:
   Federal .....      856      207           (620)      636      723
   Foreign
     (Canada) ..     --         44             44       253      174
                   ------   ------         ------    ------   ------
                      856      251           (576)      889      897
                   ------   ------         ------    ------   ------

Total income tax
   (benefit)
    expense ....   $  943   $  307         $ (527)   $1,180   $1,248
                   ======   ======         ======    ======   ======

     The components of earnings (loss) before income taxes are (in thousands):

                         1995            1994           1993
                        -------         -------        -------

          U.S. .        $(2,231)        $ 2,167        $ 2,873
          Canada            209           1,203          1,189
                        -------         -------        -------

          Total         $(2,022)        $ 3,370        $ 4,062
                        =======         =======        =======

     Total tax provision has resulted in effective tax rates which differ from the statutory Federal income tax rates. The reasons for these differences are:

                                            Percent of Pretax Earnings
                                            --------------------------
                                              1995      1994    1993
                                             -----     -----   -----

          U.S. Statutory rate ............   (34)%      34%     34%
          Foreign taxes (Canada) .........     4        12       7
          State income taxes .............    (4)        2       4
          Change to post-1987
            carryforwards ................    13        (7)     (8)
          Percentage depletion ...........    (5)       (4)     --
          Foreign tax credit/deduction ...    (4)       (4)     (7)
          Other ..........................     4         2       1
                                             -----     -----   -----

          Effective rate .................   (26)%      35%     31%
                                             =====     =====   =====

     For the nine months ended August 31, 1996 the difference between the U.S. statutory rate and the effective rate of 38% is attributable primarily to state income taxes.

                              COLUMBUS ENERGY CORP.

               (Information with respect to the nine months ended
                     August 31, 1996 and 1995 is unaudited)

     The Company files a consolidated income tax return with its subsidiary and has executed a tax allocation agreement which provides for an allocation and payment of U.S. income taxes based upon each company's separate tax liability calculation.

     The net operating loss carryforwards and percentage depletion deductions are for U.S. tax purposes only. For Canadian income tax purposes, when the annual taxable income of Resources exceeded its available Canadian tax allowances and deductions for that year, current income taxes were provided and a tax liability recorded. Canadian taxes were currently payable in 1994 and 1993. Consolidated U.S. income taxes are payable only when taxable income exceeds available U.S. net operating loss carryforwards and other credits.

     Pursuant to provisions enacted as part of the Tax Reform Act of 1986, utilization of these corporate tax carryforwards in any one taxable year is limited if a corporation experiences a 50% change of ownership. Columbus experienced such a change of ownership in October, 1987 effectively limiting the utilization of pre-change ownership net operating losses to approximately $900,000 in each subsequent year. Subsequent additional ownership changes accumulated to more than 50% by August 25, 1993 thereby causing a second ownership change to occur. This second change limited the utilization of post-1987 net operating losses to $1,300,528 in 1993 and $848,137 in 1994 so that Columbus was not able to utilize the remaining post-1987 net operating loss carryforwards of approximately $593,000 until fiscal 1995 or later.

     The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") effective December 1, 1992. SFAS 109 requires the asset and liability approach be used to account for income taxes. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between financial statement and tax basis of assets and liabilities using enacted rates in effect for the year in which the differences are expected to reverse. U.S. tax assets (net of a valuation allowance) primarily result from net operating loss carryforwards, percentage depletion and certain accrued but unpaid employee benefits. U.S. deferred tax liabilities result from the recognition of depreciation, depletion and amortization in different periods for financial reporting and tax purposes. Canadian deferred tax assets consisted of the tax attributes of carryforward costs that had expended but not yet utilized as tax deductions while deferred tax liabilities resulted from temporary differences in amortization of costs.

                              COLUMBUS ENERGY CORP.

               (Information with respect to the nine months ended
                     August 31, 1996 and 1995 is unaudited)

     Because of the Company's previous 1987 quasi-organization, the adoption of SFAS 109 requires the Company to report the effect of its net deferred tax asset arising prior to December 1, 1987 as an increase in stockholders' equity rather than as an increase to net earnings. The net deferred tax asset arising subsequent to the quasi-reorganization was a credit to income and was reported separately as a "cumulative effect of change in method of accounting for income taxes".

     The cumulative effect (benefit) of $992,000 related to the post-quasi-reorganization net deferred tax asset resulting from adoption of SFAS 109 was recognized in the first quarter of 1993. The cumulative effect (benefit) of $125,000 related to the pre- quasi-reorganization net deferred tax asset was credited to additional paid-in capital in stockholders' equity. In addition, the cumulative effect (benefit) of $102,000 related to foreign currency translation adjustment was credited to that account in stockholders' equity. The total benefit of $1,219,000 was recorded as a deferred tax asset.

                              COLUMBUS ENERGY CORP.

               (Information with respect to the nine months ended
                     August 31, 1996 and 1995 is unaudited)

     During fiscal 1995, certain U.S. tax assets (shown in the table below) were utilized. Projected taxable income caused the Company to increase the valuation allowance during the year by $96,000 which increased from the net loss.

     The tax effect of significant temporary differences representing U.S. deferred tax assets and liabilities and changes were as follows (in thousands):

                                                Current Year
                                            -----------------------
                                 Dec. 1,  Stockholders'              Nov. 30,
                                  1994      Equity       Operations   1995
                                 -------    -------      ----------  -------

Deferred tax assets:
  Pre-1987 loss carryforwards    $ 1,976    $  --         $  --      $ 1,976
  Post-1987 loss carryforwards       219       --             501        720
  Percentage depletion
    carryforwards ............       782       --             112        894
  State income tax loss
    carryforwards ............        33       --             164        197
  Canadian deferred taxes ....       233       --            (233)      --
  Other ......................       252       --              (7)       245
  Foreign currency translation
    adjustment ...............       326       (326)(a)      --         --
                                 -------    -------       -------    -------
                  Total ......     3,821       (326)          537      4,032
     Valuation allowance .....    (1,641)      --   (b)       (96)    (1,737)
                                 -------    -------       -------    -------
         Deferred tax assets .     2,180       (326)          441      2,295
                                 -------    -------       -------    -------
  Tax benefit of disqualifying
    disposition of incentive
    stock options ............      --           25 (b)       (25)      --
                                 -------    -------       -------    -------

Deferred tax liabilities-
  Depreciation, depletion and
    amortization and other ...    (1,861)      --             204     (1,657)
                                 -------    -------       -------    -------
    Net tax asset ............   $   319    $  (301)      $   620    $   638
                                 =======    =======       =======    =======


(a) Foreign currency translation adjustment for divestiture of Resources.
(b) Credited to additional paid-in capital.

     The Company has approximate net operating loss carryforwards (in thousands) available at November 30, 1995 as follows:

                                                   Net
                      Expiration Year         Operating loss
                      ---------------         --------------

                           1999                   $4,517
                           2000                      907
                           2001                      386
                           2003                      478
                           2004                      115
                           2010                    1,525
                                                 -------
                                                 $ 7,928
                                                 =======

                              COLUMBUS ENERGY CORP.

               (Information with respect to the nine months ended
                     August 31, 1996 and 1995 is unaudited)

     For U.S. Alternative Minimum Tax purposes the Company had net operating loss carryforwards of approximately $8,500,000 as of November 30, 1995. The Company also has percentage depletion carryforwards of $2,300,000 which do not expire. State income tax operating loss carryforwards of approximately $3,400,000 are available at November 30, 1995.

     The tax effect of significant temporary differences representing Canadian deferred tax assets and liabilities and charges were as follows (in thousands):

                                       Foreign
                                       Exchange     Current
                             Dec. 1,  Translation    Year      Nov. 30,
                               1994    Adjustment  Activity      1995
                             --------  ----------  --------    --------

Deferred tax liabilities -
  Temporary differences ..   $    616   $   --     $   (616)  $    --
                             --------   --------   --------    --------

Deferred tax asset -
  Alberta Royalty tax
    deduction ............          2       --           (2)       --
                             --------   --------   --------    --------

    Net deferred income
      taxes ..............   $    614   $   --     $   (614)   $   --
                             ========   ========   ========    ========

     The Canadian  carryforwards  were utilized to the extent possible to reduce
Canadian  taxable  income.  U.S.  taxable  income,   which  included  Canada  in
consolidation until the sale of Resources shares on February 24, 1995, was reduced by the Canadian taxes paid using a foreign tax deduction or as a foreign tax credit. Therefore, the consolidated tax benefit realized was insignificant.

                              COLUMBUS ENERGY CORP.

               (Information with respect to the nine months ended
                     August 31, 1996 and 1995 is unaudited)

     The earnings before income taxes for financial statements differed from taxable income as follows (in thousands):

                                      1995       1994       1993
                                     -------    -------    -------

Earnings loss) before income taxes
  per financial statements .......   $(2,022)   $ 3,370    $ 4,062

Differences between income
  before taxes for financial
  statement purposes and
  taxable income:
  Intangible drilling costs
    deductible for taxes .........    (3,125)    (2,372)    (1,764)
  Excess of book over tax
    depletion, depreciation
    and amortization .............       607      1,020      1,225
  Disqualifying disposition of
    incentive stock options ......       (88)       (76)      (430)
  Impairment expense .............     3,055       --         --
  Lease abandonments .............      (258)      --         --
  Dividend of rights of Resources        234       --         --
  Other ..........................        72       (105)        23
                                     -------    -------    -------
Federal taxable income ...........   $(1,525)   $ 1,837    $ 3,116
                                     =======    =======    =======

     Realization of the future tax benefits is dependent on the Company's ability to generate taxable income within the carryfor ward period. Based upon the proved reserves as of November 30, 1995 as well as contemplated drilling activities, but excluding revenues from any possible future increase in proved reserves, management believes that taxable income during the carryforward period will be sufficient to partially utilize the NOL's before they expire. Of the total valuation allowance of $1,737,000 as of November 30, 1995, $1,407,000 relates to pre-quasi-reorganization tax assets and the balance of $330,000 relates to post-quasi- reorganization tax assets. In future periods, reduction of the pre-quasi-reorganization portion of the valuation allowance will be credited to additional paid-in capital and reduction of the post-quasi-reorganization portion of the valuation allowance will be credited to income.

                              COLUMBUS ENERGY CORP.

               (Information with respect to the nine months ended
                     August 31, 1996 and 1995 is unaudited)

     Estimates of future taxable income are subject to continuing review and change because oil and gas prices fluctuate, proved reserves are developed or new reserves added as a result of future drilling activities, and operation and management services revenue and expenses vary. A minimum level of $11,000,000 of future taxable income will be necessary to enable the Company to fully utilize the net operating loss carryforwards and realize the gross deferred U.S. tax assets of $4,032,000. This level of income can be achieved using the value of proved reserves reported in the year end November 30, 1995 standardized measure of net cash flows but this does not give total assurance that sufficient taxable income will be generated for total utilization because of the volatility inherent in the oil and gas industry which makes it difficult to project earnings in future years due to the factors mentioned above. There is a net deferred tax asset of $638,000 calculated as of November 30, 1995, after deducting the valuation allowance. The valuation allowance was increased a net $96,000 even after a reduction of $233,000 which originally had been the amount provided for the Canadian deferred taxes and was no longer needed following the divestiture.

                              COLUMBUS ENERGY CORP.

               (Information with respect to the nine months ended
                     August 31, 1996 and 1995 is unaudited)

(7) RELATED PARTY TRANSACTIONS

     Columbus, as managing general partner, previously had certain responsibilities to CPS and COP. Additionally, Columbus is contingently liable for any debts and obligations of COP, excluding the non-recourse long-term debt to the bank, even though there has been a dissolution of CPS and COP. This would only occur after liquidation proceeds available have been exhausted. Columbus is not aware of any such debts or obligations of COP that it may be liable for that would exceed the amount available therefor.

     Certain direct and indirect general and administrative costs incurred by CPS and COP were paid for by Columbus and reimbursed by CPS and COP. The following table sets forth reimbursements (included with operating and management services revenue) received for each period from COP.

                                                    G & A
                                                   Allocated
     Nine Months Ended August 31, 1996
        (unaudited)                                $ 16,000
     Year Ended November 30, 1995                    11,000
     Year Ended November 30, 1994                    22,000
     Year Ended November 30, 1993                    10,000

     Reimbursement is made by Resources to Columbus for services provided by Columbus officers and employees for managing Resources and reduces general and administrative expense. This reimbursement totaled $213,000 for the nine months in 1995 following the divestiture of Resources and $234,000 for the nine months ended August 31, 1996.

(8) CAPITAL STOCK

     Columbus has two stock option plans with outstanding options. Under the 1985 Plan, options for 87,360 shares were exercisable at November 30, 1995 and 76,881 were exercisable at August 31, 1996. No additional options may be granted under the 1985 Plan. At November 30, 1994, 29,014 shares were available for granting of options and 179,632 shares were exercisable.

     Under the 1995 Plan, 220,185 shares were available for granting of options, and options for 166,830 shares were exercisable at November 30, 1995. At August 31, 1996, 190,544 shares were available for granting of options and 165,531 shares were exercisable at August 31, 1996.

                              COLUMBUS ENERGY CORP.

               (Information with respect to the nine months ended
                     August 31, 1996 and 1995 is unaudited)

     The Board of Directors has granted nonqualified stock options of which there were 5,296 exercisable at November 30, 1995 and 116,809 shares exercisable at November 30, 1994 and 91,296 shares exercisable at August 31, 1996.

     Options are granted at 100% of fair market value on date of grant. The following table represents a summary of stock option transactions for the three years ended November 30, 1995 and the nine months ended August 31, 1996:

                                    Shares              Option Price
                                    ------              ------------

November 30, 1992                  436,562             $3.72 to $5.89
   Granted                          92,141              7.70 to  8.42
   Exercised                      (318,593)             3.72 to  7.70
   Expired                         (30,092)             4.13 to  5.89
                                  --------

Balance, November 30, 1993         180,018              3.72 to  8.42
   Granted                         202,829              8.26 to  8.47
   Exercised                       (39,924)             4.13 to  7.70
   Expired                          (5,897)             4.86 to  8.26
                                  --------

Balance, November 30, 1994         337,026              3.72 to  8.47
   Granted                         181,965              6.44 to  7.94
   Exercised                       (40,227)             3.72 to  5.89
   Expired, exchanged or
      surrendered                 (196,745)             5.89 to  8.47
                                  --------

Balance, November 30, 1995         282,019              4.34 to  8.47
   Granted                         195,400              5.25 to  7.50
   Exercised                      (122,778)             4.34 to  8.30
   Expired, exchanged              (10,603)             6.44 to  8.30
                                  --------

Balance, August 31, 1996
   (unaudited)                     344,038              4.85 to  8.47
                                  ========

     As of August 1, 1995, the Board of Directors authorized new stock options at the closing price ($6.625) on that date in an amount equal to 80% of previously granted stock options that could be surrendered at the election of the holder provided that the holder also had his monthly salary reduced as a part of the downsizing and administrative cost reduction program. Share options in the amount of 170,521 granted at prices from $5.87 to $8.47 were canceled and 66,015 share options were reissued as of August 1, 1995 and 70,400 share options were reissued on February 5, 1996 at the then fair market value of the Company shares.

                              COLUMBUS ENERGY CORP.

               (Information with respect to the nine months ended
                     August 31, 1996 and 1995 is unaudited)

     On October 28, 1992, the Board of Directors approved an Employee Stock Purchase Plan ("Plan") to begin January 1, 1993, which was approved by the shareholders at the 1993 annual meeting. Under the Plan a total of 220,000 shares were reserved from authorized unissued common stock from which payments by participants into the Plan will be utilized to purchase shares and the Company will contribute an amount of shares equivalent to 25% of those payments with vesting to occur semi-annually which will be issued out of the Company's treasury stock. For the fiscal 1995 and 1994 years a total of $17,000 and $24,000 match, respectively, was accrued as expense by the Company. The price of the shares will be the average trading price during each six month purchase period or the ending price, whichever is less. During fiscal 1994 a total of 14,298 shares were purchased (2,875 shares from treasury stock for the Company contribution of 25%) at an average cost of $9.43 per share. During fiscal 1995 a total of 13,532 shares were purchased (2,719 shares from treasury stock for the Company contribution of 25%) at an average cost of $8.01 per share. During nine months ended August 31, 1996 a total of 12,394 shares were purchased (2,492 shares from treasury stock for the Company contribution of 25%) at an average cost of $5.74 per share.

     The Company previously had an Employee Stock Ownership Plan ("ESOP"), for Columbus and its domestic subsidiaries from 1987 until its termination effective November 30, 1992. At November 30, 1992 upon termination of the ESOP, the outstanding ESOP loan balance of $394,104 was paid and 76,229 shares not paid for or allocated to the ESOP participants were returned to Columbus as treasury stock (reduced by 21,870 shares in 1993 after final Internal Revenue Service determination).

     During 1993 the Board of Directors authorized purchase from the market up to 350,000 shares of common stock (375,000 shares after stock dividend adjustment) to be held as treasury stock. A total of 249,200 shares were purchased during fiscal 1993 at an average cost of $9.18 per share. During fiscal 1994 an additional 80,500 shares were purchased at an average cost of $9.32 per share. This was followed by 45,300 shares purchased during first quarter 1995 at an average cost of $8.56 per share.

     Another 300,000-share repurchase authorization was approved by the Board in February 1995, restricted to a maximum purchase price of $8.75 per share. A total of 197,900 shares were purchased during fiscal 1995 at an average cost of $7.29 per share and 86,100 shares were purchased during the nine months ended August 31, 1996 at an average cost of $6.73 per share.

                              COLUMBUS ENERGY CORP.

               (Information with respect to the nine months ended
                     August 31, 1996 and 1995 is unaudited)

(9) COMMITMENTS AND CONTINGENT LIABILITIES

     The Company's Articles of Incorporation and By-Laws provide for indemnification of its officers, directors, agents and employees to the maximum extent authorized by the Colorado Corporation Code, as amended or as may be amended, revised or superseded. In addition, the Company has entered into individual indemnification agreements with its officers and directors, present and past, which agreements more fully describe such indemnification. The indemnification rights provided under these agreements had been invoked by the officer/director defendants who had been named in the Adversary Proceeding described in Note 10 below and in "Item 3 - Legal Proceedings".

     Lease - In June 1991, Columbus executed a lease for office space for its present building which provides for monthly payments of $11,123, plus inflationary adjustments to an annual base operating expense, for a period of 60 months from October 1991 through October 1996. The total rent expense for 1995, 1994 and 1993 was approximately $126,000, $129,000 and $158,000 respectively. Columbus has renewed the lease for an additional two years through September 1998 at a base rate of $13,536 per month. Future rental payments, without regard to operating cost adjustments, required under this lease as of November 30, 1995 are $138,000, $162,000 and $135,000 for fiscal years 1996, 1997 and 1998, respectively.

     Columbus is self-insured for medical and dental claims of its U. S. employees and dependents as well as any former employees or dependents who are eligible and elect coverage under COBRA rules. Columbus pays a premium to obtain both individual and aggregate stop-loss insurance coverage. A liability for claims incurred before year end but not yet paid is included in other current liabilities.

     During 1994, Columbus hedged natural gas prices by selling 100,000 Mmbtu per month for the twelve month period from May 1994 through April 1995 at an average daily price of $2.12 per Mmbtu. The "swap" was matched against the calendar monthly average price on the NYMEX and settled monthly resulting in a gain of $204,600 for the period from May through November 1994 and a gain of $283,900 during fiscal 1995 before its expiration in April 1995. The gains were included in oil and gas sales revenues.

                              COLUMBUS ENERGY CORP.

               (Information with respect to the nine months ended
                     August 31, 1996 and 1995 is unaudited)

     The Company has entered into two new swaps of natural gas prices by selling 60,000 Mmbtu per month for the period from April 1996 through November 1996 at $1.74 per Mmbtu while the second swap is for the same period and quantity at $1.88 per Mmbtu. These amounts represented approximately 65% of Columbus' then gas production. To partially protect itself against possible escalating gas prices in October and November 1996, the Company purchased NYMEX futures contracts for two months for 60,000 Mmbtu of natural gas at $1.805 and $1.875, respectively. These options would limit the Company's potential loss for those two months to the difference between those prices and the $1.74 Mmbtu price of the original swap.

     Columbus also entered into a swap of crude oil prices by selling 10,000 barrels per month for the twelve month period from January 1996 through December 1996 at an average daily price of $17.25 per barrel with a cap of $19.50 on the upside should crude oil futures soar as a result of some world calamity. This amount represents approximately 50% of its current monthly production. The difference between the hedge price and the actual daily closing price on the NYMEX and is settled monthly. Based upon recent futures prices of crude oil the Company may recognize a loss in the early months but may show a gain in the latter months.

     The Company's natural gas and crude oil swaps are considered financial instruments with off-balance sheet risk which were in the normal course of business to reduce its exposure to fluctuations in the price of crude oil and natural gas. Those instruments involve, to varying degrees, elements of market and credit risk in excess of the amount recognized in the balance sheets. As calculated as of February 5, 1996, the Company had 1996 natural gas and crude oil swaps with a notional value of approximately $3,808,000 and a market value of approximately $3,686,000. The market value changes constantly and over the term of the contracts could result in a gain for the Company. Should the price of crude oil and natural gas futures be above the swap price each month, then the Company would be exposed to losses but has capped that exposure in the case of crude oil.

     Recently, Columbus entered into an additional swap of crude oil prices by selling a strip of 10,000 barrels per month for the twelve month period from November, 1996 through October, 1997 at an average daily price of $21.17 per barrel. Also, Columbus entered into a swap of natural gas prices by selling 60,000 Mmbtu per month for the period from March 1997 through October 1997 at $2.20 per Mmbtu.

                              COLUMBUS ENERGY CORP.

               (Information with respect to the nine months ended
                     August 31, 1996 and 1995 is unaudited)

     As calculated as of January 3, 1997, the Company had natural gas and crude oil swaps subsequent to August 31, 1996 as follows:

                            Notional      Market or Settled
                              Value             Value
                              -----             -----

      Natural gas
        (9/96-11/96)       $   661,600        $  462,700
      Natural gas
        (3/97-10/97)         1,056,000         1,019,500
      Crude oil
        (9/96-12/96)           690,000           600,000
      Crude oil
        (11/96-10/97)        2,540,400         2,309,800

     Beginning November 1, 1994, Resources entered into a twelve month firm gas sales agreement which required it to deliver 2.5 Mmcf per day of natural gas from the Carbon plant to a pipeline company. Based upon the terms of the agreement, the average price for the term averaged CDN$1.73 per Mcf. The Company recognized revenue each month as production was sold based upon the fixed and variable prices received until the February divestiture of Resources.

                              COLUMBUS ENERGY CORP.

               (Information with respect to the nine months ended
                     August 31, 1996 and 1995 is unaudited)

(10) LITIGATION

     On April 21, 1993, Columbus was served with a complaint and discovery in a lawsuit styled Michael Mattalino, Bruce L. Davis, and Maris E. Penn vs. Columbus Energy Corp., Case No. H-93-1083, in the United States District Court, Southern District of Texas. The plaintiffs alleged that in June 1987 Columbus had agreed to assign to them overrides in "all leases acquired and wells drilled" in the original Ulrich Field Extension Prospect acreage, which prospect area included only a portion of the Sralla Road field near Houston, Texas. They further asserted that they were entitled to overrides under any acreage that Columbus might acquire within an originally agreed upon working interest Area of Mutual Interest ("AMI") covering almost 70 square miles and that Columbus had failed to assign to them these additional overrides under additional acquired acreage. The plaintiffs prayer was for specific performance, an accounting and punitive damages. Columbus denied their allegations and claimed they had been assigned all overrides to which they were entitled under the prospect. A second lawsuit was filed by Mattalino, et al in the summer of 1994 which was also dismissed by a settlement agreement executed in September 1994. Provisions of settlement required Columbus to pay $450,000 to the plaintiffs and assign them a 3% overriding royalty interest ("ORRI") effective October 1, 1994 under certain leases on which there were gas wells which had not been previously assigned. Columbus is to withhold 50% of all revenues generated by those newly created 3% ORRI interests until it has recouped $300,000 (which is considered to be an advance ORRI payment) of the $450,000. The settlement costs and recoupment amounts have been and are being shared proportionately with the other working interest owners in the properties. Columbus' share of the entire settlement amount was $227,618 with the non-recoverable portion being $75,873. It also reserved an amount of $100,000 for possible future non-recovery plus interest for its portion of the advance as a litigation expense.

     In February 1994, (as further amended June 1994), a lawsuit was filed in State District Court in Webb County, Texas styled Rancho Blanco Corporation v. Columbus Energy Corporation, et al, Case No. C-94-99154, which sought and obtained a temporary injunction to stop the Zachry No. 26 well from being produced from the Lobo No. 1 formation. Rancho Blanco Corp. ("RBC") was both a non-consenting 50% working interest owner and a 100% royalty owner in this well. RBC claimed the hole was sidetracked into the same reservoir in which a jointly-owned well was already producing which constituted a breach of the operating agreement contract. It sought damages as well as removal of Columbus as operator for this breach. Columbus' working interest was only 0.44% in the Zachry #26 but it did serve as operator of and owned an interest in several other wells on the Zachry Ranch.

                              COLUMBUS ENERGY CORP.

               (Information with respect to the nine months ended
                     August 31, 1996 and 1995 is unaudited)


     During September 1994, RBC and Columbus and all of the other working interest owner defendants entered into mediation proceedings which led to settlement of all disputes between the parties. Columbus agreed to resign as operator of the nine wells which it operated on the ranch for which it received $50,000 compensation. The Zachry 26 well would be allowed to produce and defendants assigned a 10% working interest in the well free of cost to RBC plus $10,000 and agreed to assign RBC a $50,000 production payment out of production from any new wells drilled using Zachry's 3-D seismic payable out of a 15% net revenue interest. These amounts are insignificant to Columbus' 0.44% working interest.

     On October 14, 1993, Columbus was served with a complaint and discovery in a lawsuit styled Porter Farrell II vs. Columbus Energy Corp., Cause No. H-93-3153, in the United States District Court, Southern District of Texas. By second amended petition served on or about January 20, 1994, Porter Farrell, II added a failure to develop claim of an area of mutual interest to his first claims. Farrell added yet a second lawsuit on September 26, 1994 assigned Cause No. H-94-3303 but both cases were consolidated under the first cause number for purposes of discovery and trial. The case had been scheduled for Federal District Court in Houston in May, 1995 but on April 12, 1995 Columbus' motion for summary judgment was granted and the lawsuit was dismissed. Subsequently on May 10, 1995 the plaintiff filed a Notice of Appeal of this finding by the Federal District Court Judge to the United States Court of Appeals for the 5th Circuit of New Orleans. On January 4, 1996 the plaintiff withdrew the appeal and on January 10, 1996 an Entry of Dismissal was issued.

(11) DEFINED CONTRIBUTION PENSION PLAN

     The Company has a qualified defined contribution 401(k) plan covering all employees. The Company matches, at its discretion, a portion of a participant's voluntary contribution up to a certain maximum amount of the participant's compensation. The Company's contribution expense was approximately $101,000, $77,000, and $58,000 in the fiscal years 1995, 1994 and 1993, respectively and $75,000 and $87,000 for the nine months ended August 31, 1996 and 1995, respectively.

                              COLUMBUS ENERGY CORP.

               (Information with respect to the nine months ended
                     August 31, 1996 and 1995 is unaudited)


(12) INDUSTRY SEGMENTS

     The Company operates primarily in two business segments of (1) oil and gas exploration and development, and (2) providing services as an operator, manager and gas marketing advisor.

     Summarized financial information concerning the business segments is as follows:

                                                       1995           1994        1993
                                                     --------       --------    --------
                                                                 (in thousands)
Operating revenues from unaffiliated services (a):
     Oil and gas .................................   $  7,927       $ 11,246    $ 11,154
     Services ....................................      1,473          1,895       1,759
                                                     --------       --------    --------

          Total ..................................   $  9,400       $ 13,141    $ 12,913
                                                     ========       ========    ========

Depreciation, depletion and amortization (b):
     Oil and gas .................................   $  2,638       $  2,788    $  2,280
     Services ....................................        119            177         190
                                                     --------       --------    --------

          Total ..................................   $  2,757       $  2,965    $  2,470
                                                     ========       ========    ========

Operating income (loss):
     Oil and gas .................................   $   (602)(c)   $  4,770    $  5,197
     Services ....................................        337            665         508
     General corporate expenses ..................     (1,278)        (1,549)     (1,440)
                                                     --------       --------    --------

          Total operating income .................     (1,543)         3,886       4,265
Interest expense and other .......................        479            516         203
                                                     --------       --------    --------

          Earnings before income taxes ...........   $ (2,022)      $  3,370    $  4,062
                                                     ========       ========    ========

Identifiable assets (b):
     Oil and gas .................................   $ 15,238       $ 20,642    $ 18,010
     Services ....................................      3,083          4,313       4,928
     Other corporate .............................       --             --          --
                                                     --------       --------    --------

          Total ..................................   $ 18,321       $ 24,955    $ 22,938
                                                     ========       ========    ========

Additions to property and equipment:
     Oil and gas .................................   $  4,423       $  6,544    $  5,974
     Services ....................................         31             95          12
                                                     --------       --------    --------

          Total ..................................   $  4,454       $  6,639    $  5,986
                                                     ========       ========    ========

(a) Approximately $352,000 of inter-segment revenues are included in service revenues in 1993, $294,000 in 1994 and $105,000 in 1995 and are offset by the same amounts in oil and gas operating expenses.
(b) Other property and equipment have been allocated above to the oil and gas and services segment based upon the estimated proportion the property is used by each segment. Therefore, depletion, depreciation and amortization and identifiable assets do not match the functional allocations in the consolidated financial statements.
(c) Includes non-cash impairment loss of $3,055,000.

                              COLUMBUS ENERGY CORP.

               (Information with respect to the nine months ended
                     August 31, 1996 and 1995 is unaudited)

     The Company conducted its foreign operations in Canada until February 1995 through its wholly-owned subsidiary, CEC Resources Ltd.

     Summarized financial information concerning the foreign operations which is included in the preceding table is as follows:

                                                      1995       1994       1993
                                                     -------    -------    -------
                                                            (in thousands)
Operating revenues from unaffiliated services (a):
    Oil and gas ..................................   $   639    $ 2,436    $ 2,412
    Services .....................................       150        563        708
                                                     -------    -------    -------
          Total ..................................   $   789    $ 2,999    $ 3,120
                                                     =======    =======    =======

Depreciation, depletion and
  amortization:
    Oil and gas ..................................   $   116    $   325    $   287
    Services .....................................        17         63         66
                                                     -------    -------    -------
          Total ..................................   $   133    $   388    $   353
                                                     =======    =======    =======

Operating income:
    Oil and gas ..................................   $   225    $ 1,171    $ 1,132
    Services .....................................       106        497        497
    General corporate expenses ...................      (121)      (457)      (406)
                                                     -------    -------    -------
          Total operating income .................       210      1,211      1,223

Interest expense and other .......................         1          8         34
                                                     -------    -------    -------

    Earnings before income taxes .................   $   209    $ 1,203    $ 1,189
                                                     =======    =======    =======

Identifiable assets:
    Oil and gas ..................................   $  --      $ 4,680    $ 3,655
    Services .....................................      --          675        676
                                                     -------    -------    -------
          Total ..................................   $  --      $ 5,355    $ 4,331
                                                     =======    =======    =======

Additions to property and equipment:
    Oil and gas ..................................   $    45    $ 1,499    $   623
    Services .....................................        27         63          5
                                                     -------    -------    -------
          Total ..................................   $    72    $ 1,562    $   628
                                                     =======    =======    =======

(a) Approximately $352,000 of inter-segment revenues are included in services revenues in 1993, $294,000 in 1994 and $105,000 in 1995 and are offset by the same amounts in oil and gas operating expenses.

(13) CONCENTRATIONS OF CREDIT RISK

     The Company maintains demand deposit accounts with separate banks in Denver, Colorado. The Company also invests cash in the highest rated commercial paper of large U.S. companies, with maturities not over 30 days, which have minimal risk of loss. At August 31, 1996, November 30, 1995 and 1994 the Company had investments in commercial paper of $1,200,000, $1,200,000 and $1,416,000, respectively.

                              COLUMBUS ENERGY CORP.

               (Information with respect to the nine months ended
                     August 31, 1996 and 1995 is unaudited)

     Columbus as operator of jointly owned oil and gas properties, sells oil and gas production to relatively large U.S. oil and gas purchasers (see Note 3), and pays vendors for oil and gas services. The risk of non-payment by the purchasers, counter parties to the crude oil and natural gas swap agreements or joint owners is considered minimal. The Company does not obtain collateral from its oil and gas purchasers for sales to them. Joint interest receivables are subject to collection under the terms of operating agreements which provide lien rights to the operator.

                                    EXHIBIT A

                           GLOSSARY OF INDUSTRY TERMS

     "AMI" is an area of mutual interest.

     "Bbl" is a barrel of 42 U.S. gallons and represents the basic unit for measuring the production of oil and condensate.

     "BOE" is barrels of oil equivalent resulting when natural gas is converted to oil on the basis of its equivalent heating value of six Mcf of gas to one barrel of oil and NGL is converted to oil on the basis of one barrel of NGL to one barrel of oil.

     "Btu" (British Thermal Unit) is the quantity of heat required to raise the temperature of one pound of water one degree Fahrenheit.

     "Developed Acreage" is acreage spaced or assignable to Productive Wells.

     "Development Drilling" is the drilling within the proved area of an oil and gas reservoir to the depth of a stratigraphic horizon known to be productive.

     "Development Well" is a well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

     "Exploratory Well" is a well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil and gas in another reservoir, or to extend a known reservoir.

     "Farmout" is a transaction in which the owner of the lease or Working Interest agrees to assign an interest in certain specified acreage to the assignee, retaining some interest, such as an overriding royalty interest, an oil and gas payment offset acreage or other type of interest, subject to the drilling of one or more specified wells or other performance as a condition of the assignment.

     "Gross Acre(s) or Gross Well(s)" is an acre(s) or well(s) in which a Working Interest is owned without regard as to whether that interest is less than 100%.

     "MBbl" is a thousand barrels, a unit for measuring oil and natural gas liquids.

     "Mcf" is a thousand cubic feet; the standard unit for measuring volumes of natural gas.

     "MMbtu" is one million Btus, which is equal to one Mcf of natural gas having a heating value of 1,000 Btus per cubic foot.

     "Mmcf" is one million cubic feet of natural gas.

     "Net Acre or Net Well" is deemed to exist when the sum of fractional ownership Working Interests in Gross Acres or Gross Wells equal one. The number of Net Acres or Net Wells is the sum of the fractional Working Interests owned in Gross Acres or Gross Wells expressed as whole numbers and fractions thereof.

     "NGL" is natural gas liquids, including condensate, propane, butane and pentanes plus.

     "Net Lease Level Cash Flow " is revenue generated from Proved Reserves less all taxes associated with production and lease operating expenses.

     "Productive" wells include all wells which are capable of production in commercial quantities, including wells which have been drilled to depth and determined to be capable of such production upon completion and shut-in wells.

     "Proved Acreage" is the part of a property to which Proved Reserves have been specifically attributed.

     "Proved Developed Non-Producing Reserves" are Proved Developed Reserves which exist behind the casing of existing wells, or at minor depths below the present bottom of such wells, which are expected to be produced through these wells in the predictable future, where the costs of making such oil and gas available for production should be relatively small compared to the cost of a new well.

     "Proved Developed Producing Reserves" are Proved Developed Reserves which are expected to be produced from existing completion intervals) now open for production in existing wells with existing equipment and operating methods.

     "Proved Developed Reserves" are Proved Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as "Proved Developed Reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

     "Proved Reserves" are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not escalations based upon future conditions.

     Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation tests. The area of a reservoir considered proved includes (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and (b) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

     Reserves that can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

     Estimates of Proved Reserves do not include the following: (a) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves"; (b) crude oil, natural gas and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics or economic factors; (c) crude oil, natural gas and natural gas liquids that may occur in undrilled prospects; and (d) crude oil, natural gas and natural gas liquids that may be recovered from oil shales, coal, gilsonite and other such sources.

     "Proved Undeveloped Reserves" are Proved Reserves that are expected to be recovered from new wells drilled to known reservoirs on undrilled acreage for which the existence of recoverability of such Reserves can be estimated with reasonable certainty, or from existing wells where a relatively major expenditure is required to establish production. Reserves on undrilled acreage are limited to those drilling units that offset productive units and that are reasonably certain of production when drilled.

     "Reserves" are that portion of the identified resources from which a usable mineral and energy commodity can be economically and legally extracted at the time of determination.

     "Take or Pay" is a requirement that the gas purchaser take, or failing to take, pay for the minimum annual contract volume of gas which the producer-seller has available for delivery. Under such clause the purchaser usually has the right to take the gas paid for (but undelivered) in succeeding years.

     "Undeveloped Acreage" are those lease acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether such acreage contains Proved Reserves.

     "Working interest" is an operating interest in an oil and gas leasehold or mineral estate, the owner of which has the right to share in production of any hydrocarbons covered by the leasehold or mineral estate and has a proportionate interest in any well located on the land covered by the leasehold or mineral estate and all equipment located there or used exclusively in connection therewith, subject to the payment of a proportionate share of all costs and expenses to be paid by the lessee in connection with development of any wells or with exploration for oil and gas on the leasehold or mineral estate.

                                    EXHIBIT B
                           CERTIFICATE OF DESIGNATION

                     SERIES A 7% CONVERTIBLE PREFERRED STOCK


                      Pursuant to Section 7-106-102 of the
                        Colorado Business Corporation Act


First:

     The name of the Company is Columbus Energy Corp.

Second:

     Columbus Energy Corp., a Colorado corporation (the "Company"), through the undersigned, the President and the Secretary, respectively, hereby certify that pursuant to authority granted to and vested in the Board of Directors of the Company (the "Board") by the provisions of the Articles of Incorporation of the Company, the Board duly adopted, as of October 24, 1996, the following resolutions, which resolutions are still in full force and effect and are not in conflict with any of the provisions of the Company's Articles of Incorporation, as amended, or the Company's bylaws, as amended, designating a series of the Preferred Stock of the Company:

     1. Designation and Number.

     A series of Preferred Stock is hereby established and designated the Series A 7% Convertible Preferred Stock (the "Series A Preferred Stock"). Shares of Series A Preferred Stock are sometimes herein referred to as "Shares." The number of shares which constitute the Series A Preferred Stock is 2,000,000, and each share will have a face value of $25.00 (the "Face Value").

     2. Dividends.

     (a) The holders of shares of the Series A Preferred Stock are entitled to receive, when, as and if declared by the Board out of the assets of the Company legally available for the payment of dividends, cumulative dividends at the rate of 7% of the face value ($1.75 per share per year), and no more, payable semi-annually on the fifteenth day of March and September in each year (the "Dividend Payment Date(s)"). Such dividends are cumulative from the date of original issue of the Series A Preferred Stock (the "Issue Date").

     (b) Any dividends declared on the Series A Preferred Stock will be paid to holders of record of shares of the Series A Preferred Stock as they appear on the stock register of the Company or its agent as of a record date to be selected by the Board, but in any event not to exceed 45 days preceding the Dividend Payment Date (the "Record Date").

     (c) For purposes of determining the amount of dividends "accrued" (i) as of the first Dividend Payment Date and as of any date that is not a Dividend Payment Date, such amount will be calculated on the basis of the rate per annum specified above for actual days elapsed from the Issue Date (in the case of the first Dividend Payment Date and any date prior to the first Dividend Payment
Date) or the last  preceding  Dividend  Payment  Date (in the case of any  other date), to but excluding the date as of which such determination is being made, based on a 365-day year.

     (d) Dividends on the shares of Series A Preferred Stock will accrue on a daily basis (without interest or compounding) whether or not there are unrestricted funds legally available for the payment of such dividends and whether or not such dividends are declared. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on the Series A Preferred Stock that may be in arrears. Dividends will cease to accrue in respect of shares of Series A Preferred Stock on the date of their redemption or conversion.

     (e) Accrued and unpaid dividends for any past Dividend Period (that is, the period beginning after any Dividend Payment Date and ending on the next succeeding Dividend Payment Date) or Dividend Periods may be declared and paid at any time, without reference to any Dividend Payment Date to holders of record on such date, not exceeding 45 days preceding the payment date of such dividends, as may be fixed by the Board.

     (f) Any dividend payment made on the shares of Series A Preferred Stock will first be credited against the earliest accrued but unpaid dividend due with respect to the shares of Series A Preferred Stock.

     (g) All dividends paid with respect to the shares of Series A Preferred Stock will be paid pro rata to the holders entitled to such dividends.

     3. Optional Redemption by the Company.

     (a) The Series A Preferred Stock is redeemable, in whole or in part, at the election of the Company, at any time after _________________, 199__ (six months after the Issue Date) as follows:

             Period                                 Redemption Price Per Share
             ------                                 --------------------------
Issue Date through November 30, 1999:            110% of face value plus accrued
                                                 and unpaid dividends

December 1, 1999 through November 30,            105% of face value plus accrued
2005:                                            and unpaid dividends

After November 30, 2005:                         Face Value

If fewer than all of the Series A Preferred Stock are to be redeemed, then the shares of Series A Preferred Stock to be redeemed will be chosen by the Company pro rata (as nearly as may be practicable) among all holders of outstanding shares of Series A Preferred Stock. If shares of Series A Preferred Stock evidenced by a certificate selected for partial redemption are thereafter converted in part pursuant to paragraph 6, the shares so converted (as far as may be practicable) will be deemed to be the shares selected for redemption. The Company will not be required to register a transfer of (i) any shares of Series A Preferred Stock within five business days next preceding any selection of shares of Series A Preferred Stock to be redeemed, or (ii) any shares of Series A Preferred Stock called for redemption.

     (b) The Company will provide notice of any redemption of shares of Series A Preferred Stock to holders of record of Series A Preferred Stock not less than 30 nor more than 60 days prior to the date fixed for such redemption. Such notice (a "Redemption Notice") will be provided by mailing notice of such redemption first class, postage prepaid, to each holder of record of shares of Series A Preferred Stock, at such holder's address as it appears on the stock register of the Company, except that neither a failure to give such notice nor any defect in such notice will affect the validity of the proceeding for the redemption of any shares of Series A Preferred Stock to be redeemed except as to the holders to whom the Company has failed to give such notice or whose notice was defective. In addition to any information required by law or the applicable rules of the American Stock Exchange or any other national securities exchange on which the shares of Series A Preferred Stock are listed, each Redemption Notice will state, as appropriate, the following (and may contain such other information as the Company deems advisable):

          (i) the date specified for redemption of the Series A Preferred Stock (the "Redemption Date ");

          (ii) that all outstanding shares of Series A Preferred Stock are to be redeemed or, in the case of a call for redemption of fewer than all outstanding shares of Series A Preferred Stock, the number of shares held by such holder to be redeemed;

          (iii) the applicable redemption price specified in paragraph 3(a) (the "Redemption Price");

          (iv) the place or places where certificates for Series A Preferred Stock to be redeemed are to be surrendered for redemption;

          (v) that dividends on the shares of Series A Preferred Stock to be redeemed will cease to accrue on the Redemption Date (except as otherwise provided in this Certificate of Designation); and

          (vi) the then current Conversion Rate (as defined below) and the place or places where certificates for Series A Preferred Stock may be surrendered for conversion pursuant to paragraph 6, and will further state that the conversion privilege will terminate immediately prior to the close of business on the tenth day preceding the Redemption Date.

     (c) If the Redemption Notice with respect to shares of Series A Preferred Stock to be redeemed pursuant to this paragraph has been timely given by the Company, and if, on or before the applicable Redemption Date, the Company has set apart so as to be available for such purpose and only such purpose funds sufficient to pay in full the aggregate Redemption Price for such shares of Series A Preferred Stock on such Redemption Date, then effective as of the close of business on such Redemption Date, such shares of Series A Preferred Stock will no longer be deemed outstanding (notwithstanding that any certificate for such shares has not been surrendered for cancellation), dividends with respect to the shares so called for redemption will cease to accrue on the Redemption Date (provided that holders of shares of Series A Preferred Stock at the close of business on a Record Date for any payment of dividends will be entitled to receive the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares following such Record Date and prior to such Dividend Payment Date), and all rights with respect to the shares so called for redemption will immediately after such date cease and terminate, except the right of such holders, upon the surrender of certificates evidencing the shares of Series A Preferred Stock so redeemed, to receive payment in cash in the amount of the Redemption Price for such shares. Any funds so set apart which remain unclaimed at the end of one year after the Redemption Date will be released to the Company, after which time the holders of shares of Series A Preferred Stock called for redemption on such Redemption Date that remain outstanding after such one-year period will look only to the Company for the payment of the Redemption Price for such shares, without interest, unless an applicable escheat or abandoned property law otherwise requires. If any shares of Series A Preferred Stock so called for redemption are converted pursuant to paragraph 6, between the date such funds are set apart and the close of business on the Redemption Date, then the funds so set apart for the redemption of such shares so converted will be promptly released to the Company.

     (d) At its election, the Company on or prior to any Redemption Date (but no more than 90 days prior to such Redemption Date) may deposit immediately available funds sufficient to pay the aggregate Redemption Price of the shares of Series A Preferred Stock called for redemption on such date in trust for its holders with any bank or trust company organized under the laws of the United States of America or any of its states having capital, undivided profits and surplus aggregating at least $50 million (the "Redemption Agent"), with irrevocable instructions and authority to the Redemption Agent, on behalf and at the expense of the Company, to mail the Redemption Notice as soon as practicable after receipt of such irrevocable instructions (or to complete such mailing previously commenced, if it has not already been completed) and to pay, on and after such Redemption Date, the Redemption Price of the shares of Series A Preferred Stock to be redeemed to their respective holders upon the surrender of their certificates. A deposit made in compliance with the immediately preceding sentence shall be deemed to constitute full payment for the shares of Series A Preferred Stock to be redeemed and from and after the later of the close of business on the date of such deposit (although prior to such Redemption Date) or the date the Redemption Notice is mailed, the shares of Series A Preferred Stock to be redeemed shall no longer be deemed outstanding and the holders of Series A Preferred Stock shall cease to be stockholders with respect to such shares and will have no rights with respect to such shares except (x) the right of the holders of Series A Preferred Stock to receive the Redemption Price, without interest, for shares of Series A Preferred Stock to be redeemed upon surrender of their certificates and (y) the right to convert such shares in accordance with paragraph 6 prior to the close of business on the tenth day prior to such Redemption Date. Any interest accrued on funds so deposited shall be paid by the Redemption Agent to the Company from time to time. Any funds deposited with the Redemption Agent which remain unclaimed at the end of one year after the Redemption Date shall be returned by the Redemption Agent to the Company, after which return the holders of shares of Class A Preferred Stock called for redemption on such Redemption Date that remain outstanding after such one-year period shall look only to the Company for the payment of the Redemption Price for such shares, without interest, unless an applicable escheat or abandoned property law otherwise requires. If any shares of Series A Preferred Stock called for redemption on such Redemption Date are converted, in accordance with paragraph 6, between the date such funds are so deposited with the Redemption Agent and the close of business on the tenth day prior to the Redemption Date, then the funds (including cash for any adjustment in lieu of delivering fractional shares) so deposited for the redemption of such shares so converted shall be promptly returned by the Redemption Agent to the Company.

     (e) Each holder of shares of Series A Preferred Stock to be redeemed will surrender the certificates evidencing such shares (properly endorsed or assigned to the Company in blank and with signatures guaranteed, if the Company so requires and the Redemption Notice so states) to the Company at the place designated in the Redemption Notice for such redemption and will upon such surrender be entitled to receive the consideration for such shares specified in the Redemption Notice in an aggregate amount equal to the Redemption Price for such shares. If fewer than all of the shares of Series A Preferred Stock represented by any such surrendered certificate are called for redemption, a new certificate will be issued at the expense of the Company representing the unredeemed shares.

     4. Mandatory Redemption by the Company.

     (a) The issued and outstanding Series A Preferred Stock will be redeemed at the then applicable Redemption Price, (i) within 60 days after a Change in Control (as defined below) has occurred, if the Board has not by resolution given its approval of the Change in Control prior to its occurrence, and (ii) within two years after a Change in Control has occurred, if the Board has by resolution given its approval of the Change in Control prior to its occurrence (in either such case, a "Mandatory Redemption Date"). The Board will Give a Redemption Notice to all holders of the Series A Preferred Stock within 15 days after it learns that a Change in Control has occurred. A "Change in Control" means that any Person (as defined below), other than Harry A. Trueblood, Jr., or his estate or heirs, together with such Person's Affiliates (as defined below), controls, by direct or beneficial ownership (or both), over 50% of the voting power of the capital stock necessary to elect a majority of the Board. A "Person" means an individual, corporation, partnership, limited liability company, trust or other entity of any nature. "Affiliate" has the meaning given to such term in Rule 144 of the Securities and Exchange Commission promulgated under the Securities Act of 1933.

     (b) The Company will redeem on the Mandatory Redemption Date all shares of Series A Preferred Stock remaining outstanding at the Redemption Price. If funds of the Company legally available for redemption of shares of the Series A Preferred Stock are insufficient to redeem the total number of shares of Series A Preferred Stock remaining outstanding, those funds which are legally available will be used to redeem the maximum possible number of shares of Series A Preferred Stock. At any time and from time to time thereafter when additional funds of the Company are legally available for such purpose, such funds will immediately be used to redeem the shares of Series A Preferred Stock which were required to be redeemed that the Company failed to redeem until the balance of such shares has been redeemed. The selection of shares to be redeemed pursuant to the two immediately preceding sentences will be made, as nearly as practicable, on a pro rata basis as among the different classes or series and as among the holders of shares of a particular class or series.

     (c) Each holder of shares of Series A Preferred Stock to be redeemed will surrender the certificates evidencing such shares (properly endorsed or assigned to the Company in blank and with signatures guaranteed, if the Company so requires and the Redemption Notice so states) to the Company at the place designated in the Redemption Notice for such redemption and will upon such surrender be entitled to receive the consideration for such shares specified in the Redemption Notice in an aggregate amount equal to the Redemption Price for such shares.

     5. Limitations on Dividends and Redemptions.

     (a) As long as any shares of Series A Preferred Stock are outstanding, no dividends will be paid or declared in cash or otherwise on Junior Stock (as defined below), nor will any other distribution be made on any Junior Stock, unless (i) all accrued dividends on the Series A Preferred Stock have been paid, or declared and set aside for payment, for all dividend periods terminating on or prior to the date of such Junior Stock dividend or distribution payment and
(ii) the Company is not in default on any of its obligations to redeem any Series A Preferred Stock. "Junior Stock" means each class or series of common stock of the Company, and any other class or series of capital stock of the Company to be created to the extent that it ranks junior to the Series A Preferred Stock as to dividend rights, rights of redemption or rights on liquidation, as the case may be.

     (b) As long as any shares of Series A Preferred Stock are outstanding, no shares of any Junior Stock may be purchased, redeemed, or otherwise acquired by the Company, and no funds may be set aside or made available for any sinking fund for the purchase, redemption or other acquisition of any Junior Stock, unless all accrued dividends on all Series A Preferred Stock have been paid, or declared and set aside for payment for all dividend periods terminating on or prior to the date of such purchase, redemption or acquisition, and the Company is not in default on any of its obligations to redeem any Series A Preferred Stock.

     (c) Subject to the provisions of subparagraphs (a) and (b) above, dividends or distributions may be declared and paid on the shares of any from time to time and any Junior Stock may be purchased, redeemed or otherwise acquired by the Company from time to time. In the event of the declaration and payment of any such dividends or distributions, the holders of such Junior Stock will be entitled, to the exclusion of holders of shares of Series A Preferred Stock, to share in such dividends and distributions according to their respective interests.

     (d) Nothing contained in this paragraph will prevent (i) the payment of dividends or the making of distributions on any Junior Stock solely in shares of Junior Stock (together with a cash adjustment for fractional shares, if any), or the redemption, purchase or other acquisition of Junior Stock solely in exchange for (together with a cash adjustment for fractional shares, if any), or through the application of the proceeds from the sale of, shares of Junior Stock, or the conversion of Series A Preferred Stock for shares of common stock of the Company (together with a cash adjustment for fractional shares, if any) pursuant to the provisions of paragraph 6.

     (e) The provisions of subparagraphs (a) and (b) of this paragraph are for the sole benefit of the holders of the Series A Preferred Stock and accordingly, at any time when the holders of shares of Series A Preferred Stock have waived (as provided in paragraph 16) in whole or in part the benefit of the provisions of subparagraphs (a) and (b) (either generally or in the specific instance), and
(ii) the holders of shares of Series A Preferred Stock have waived (as provided in paragraph 16) in whole or in part the benefit of the provisions of (a), (b) or (d) (either generally or in the specific instance), then such provisions will not (to the extent waived, in the case of any partial waiver) restrict the payment of dividends or the making of distributions on, or the redemption, purchase or other acquisition of any shares of, Series A Preferred Stock or any Junior Stock.

     6. Conversion at Option of Holder.

     (a) Subject to the provisions of this paragraph, each share of Series A Preferred Stock is convertible, in whole or from time to time in part, at the option of the holder, at any time from and after the 60th day after the Issue Date and prior to the close of business on the tenth day prior to any Redemption Date, unless previously redeemed, at the rate of [____________] shares of common stock, $.20 par value, of the Company ("Common Stock") for each Share converted (the "Conversion Rate"). The right to convert shares of Series A Preferred Stock called for redemption will terminate immediately prior to the close of business on the tenth day prior to the related Redemption Date.

     (b) In order to convert shares of Series A Preferred Stock, the holder must surrender the certificates evidencing the shares of Series A Preferred Stock to be converted at the principal office of the Company or its agent, duly endorsed to the Company or in blank (or accompanied by duly executed instruments of transfer to the Company or in blank) with signatures guaranteed (such endorsements or instruments of transfer to be in form satisfactory to the Company), together with written notice of conversion specifying the number of shares of Series A Preferred Stock to be converted and specifying the name or names (with addresses) in which the certificate or certificates representing the Common Stock deliverable on such conversion are to be registered, and otherwise in accordance with conversion procedures established by the Company. Each notice of conversion will be irrevocable, and each conversion will be deemed to have been effected immediately prior to the close of business on the date (the "Conversion Date") on which all of the requirements for such conversions have been satisfied. If any transfer is involved in the issuance or delivery of any certificate or certificates for shares of Common Stock in a name other than that of the registered holder of the shares of Series A Preferred Stock surrendered for conversion, such holder will also deliver to the Company a sum sufficient to pay all taxes, if any, payable in respect of such transfer or evidence satisfactory to the Company that such taxes have been paid. Except as provided in the immediately preceding sentence, the Company will pay any issue, stamp or other similar tax in respect of such issuance or delivery.

     (c) As promptly as practicable after the Conversion Date, the Company, in accordance with the provisions of this paragraph, will issue and deliver at said office or agency to the holder of the shares of Series A Preferred Stock so surrendered for conversion, or on his or her written order, a certificate or certificates for the number of full shares of Common Stock issuable upon conversion of such shares in accordance with the provisions of this paragraph, and any fractional interest will be settled in accordance with paragraph 10.

     (d) The person in whose name the certificate for shares of Common Stock is issued upon such conversion will be treated for all purposes as the stockholder of record of such shares of Common Stock as of the close of business on the Conversion Date; provided, however, that no surrender of Series A Preferred Stock on any date when the stock transfer books of the Company are closed for any purpose will be effective to constitute the person or persons entitled to received the shares of Common Stock deliverable upon such conversion as the record holder(s) of such shares of Series A Common Stock on such date, but surrender will be effective (assuming all other requirements for the valid conversion of such shares have been satisfied) to constitute such person or persons as the record holder(s) of such shares of Common Stock for all purposes as of the opening of business on the next succeeding day on which such stock transfer books are open. Upon conversion of shares of Series A Preferred Stock, the rights of the holder of such shares, as a holder of such shares, will cease.

     (e) Holders of shares of Series A Preferred Stock at the close of business on a Record Date for any payment of declared dividends will be entitled to receive the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the effective conversion of such shares following such Record Date and prior to the corresponding Dividend Payment Date. However, shares of Series A Preferred Stock surrendered for conversion after the close of business on a Record Date for any payment of dividends and before the opening of business on the next succeeding Dividend Payment Date must be accompanied by payment in cash of an amount equal to the dividend thereon attributable to the current Dividend Period which is to be paid on such Dividend Payment Date (unless such shares are subject to redemption on a Redemption Date between such Record Date and such Dividend Payment Date). A holder of shares of Series A Preferred Stock called for redemption on any Dividend Payment Date will (if such holder is the registered holder on the applicable Record Date) receive the dividend on such shares payable on that date and will be able to convert such shares after the Record Date for such dividend without paying an amount equal to such dividend to the Company upon conversion. Except as provided above, upon any conversion of shares of Series A Preferred Stock pursuant to this paragraph, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares of Series A Preferred Stock and will make no payment or allowance for previously declared dividends or distributions on the shares of Common Stock issued upon such conversion.

     (f) If the shares of Series A Preferred Stock represented by a certificate surrendered for conversion are converted in part only, the Company will cause to be issued and delivered to the registered holder, without charge, a new certificate or certificates representing the aggregate the number of unconverted shares.

     7. Conversion Rate Adjustments.

     (a) If the Company at any time or from time to time, (1) declares a dividend on the Common Stock payable in shares of its capital stock (including Common Stock), (2) subdivides the outstanding Common Stock, (3) combines the outstanding Common Stock into a smaller number of shares, or (4) issues any shares of its capital stock in a reclassification of the Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the surviving Person), then in each such case, the number of shares of Common Stock into which the Series A Preferred Stock will convert at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification, and the number and kind of shares of Common Stock issuable on such dates will be proportionately adjusted so that, in connection with a conversion of the Series A Preferred Stock after such date, the holder of the Series A Preferred Stock will be entitled to receive the aggregate number and kind of shares of capital stock which, if the conversion had occurred immediately prior to such date, the holder would have owned upon such conversion and would have been entitled to receive by virtue of such dividend, subdivision, combination or reclassification. Any such adjustment will become effective immediately after the record date of such dividend or the effective date of such subdivision, combination or reclassification. Such adjustment will be made successively whenever any event listed above occurs. If a dividend is declared and such dividend is not paid, the number of shares of Common Stock into which the Series A Preferred Stock will convert will be adjusted to that number of shares of Common Stock into which the Series A Preferred Stock would convert immediately prior to such record date.

     (b) In case this Company shall issue any rights or warrants to all holders of shares of Common Stock entitling them (for a period expiring within 45 days after the record date for the determination of stockholders entitled to receive such rights or warrants) to subscribe for or purchase shares of Common Stock or securities convertible into or exchangeable for shares of Common stock ("Convertible Securities") at a price per share of Common Stock (or having an initial exercise price or conversion price per share of Common Stock) less than the then current market price per share of Common Stock (as determined in accordance with the provisions of Section 7(d) below) on such record date, the number of shares of Common Stock into which each Share shall thereafter be convertible shall be determined by multiplying the number of shares of Common Stock into which such Share was theretofore convertible immediately prior to such record date by a fraction of which the numerator shall be the number of shares of Common Stock outstanding on such record date plus the number of additional shares of Common Stock offered for subscription or purchase (or into which the Convertible Securities so offered are initially convertible) and of which the denominator shall be the number of shares of Common Stock outstanding on such record date plus the number of shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so offered (or the aggregate initial conversion or exercise price of the Convertible Securities so offered) would purchase at the then current market price per share of Common Stock (as determined in accordance with the provisions of Section 5(d) below) on such record date. Such adjustment shall be made successively whenever any such rights or warrants are issued and shall become effective immediately after the record date for the determination of stockholders entitled to receive such rights or warrants. In the event that all of the shares of Common Stock (or all of the Convertible Securities) subject to such rights or warrants have not been issued when such rights or warrants expire (or, in the case of rights or warrants to purchase Convertible Securities which have been exercised, all of the shares of Common Stock issuable upon conversion of such Convertible Securities have not been issued prior to the expiration of the conversion right thereof), then the Conversion Rate shall be readjusted retroactively to be the Conversion Rate which would then be in effect had the adjustment upon the issuance of such rights or warrants been made on the basis of the actual number of shares of Common Stock (or Convertible Securities) issued upon the exercise of such rights or warrants (or the conversion of such Convertible Securities); but such subsequent adjustment shall not affect the number of shares of Common Stock issued upon the conversion of any Share prior to the date such subsequent adjustment is made.

     (c) In case the Company shall distribute to all holders of shares of Common Stock (including any such distribution made in connection with a merger in which the Company is the continuing corporation, other than a merger to which Section 7(e) is applicable) any securities, evidences of its indebtedness or assets (other than cash dividends out of earnings or Capital Stock in respect of which an adjustment is made pursuant to Section 7(a) hereof) or rights or warrants to purchase shares of Common Stock or securities convertible into shares of Common Stock (excluding those referred to in Section 7(b) above), then in each such case the number of shares of Common Stock into which each Share shall thereafter be convertible shall be determined by multiplying the number of shares of Common Stock into which such Share was theretofore convertible immediately prior to the record date for the determination of stockholders entitled to receive the distribution by a fraction of which the numerator shall be the then current market price per share of Common Stock (as determined accordance with the provisions of Section 7(d) below) on such record date and of which the denominator shall be such current market price per share of Common Stock less the fair market value on such record date (as determined by the Board of Directors of the Corporation, whose determination shall be conclusive) of the portion of the securities, assets or evidences of indebtedness or rights and warrants so to be distributed applicable to one share of Common Stock. Such adjustment shall be made successively whenever any such distribution is made and shall become effective immediately after the record date for the determination of stockholders entitled to receive such distribution.

     (d) The current market price per share of Common Stock at any date shall be deemed to be the average of the daily closing prices for a share of Common Stock for the ten consecutive trading days before the day in question. The closing price for each day shall be the last reported sale price regular way or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices regular way, in either case on the composite tape, or if the shares of Common Stock are not quoted on the composite tape, on the principal United States securities exchange registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on which the shares of Common Stock are listed or admitted to trading, or if they are not listed or admitted to trading on any such exchange, the last reported sale price (or the average of the quoted closing bid and asked prices if there were no reported sales) as reported by the National Association of Securities Dealers Automated Quotation System ("NASDAQ") or any comparable system, or if the Common Stock is not quoted on NASDAQ or any comparable system, the average of the closing bid and asked prices as furnished by any member of the National Association of Securities Dealers, Inc. selected from time to time by the Company for that purpose or, in the absence of such quotations, such other method of determining market value as the Board of Directors shall from time to time deem to be fair.

     (e) In case of any reclassification or change in the Common Stock (other than any reclassification or change referred to in Section 7(a) and other than a change in par value) or in case of any consolidation of the Company with any other corporation or any merger of the Company into another corporation or of another corporation into the Company (other than a merger in which the Company is the continuing corporation and which does not result in any reclassification or change (other than a change in par value or any reclassification or change to which Section 7(a) is applicable) in the outstanding Common Stock), or in case of any sale or transfer to another corporation or entity (other than by mortgage or pledge) of all or substantially all of the properties and assets of the Company, the Company (or its successor in such consolidation or merger) or the purchaser of such properties and assets shall make appropriate provision so that the holder of a Share shall have the right thereafter to convert such Share into the kind and amount of shares of stock and other securities and property (a "Successor Interest") that such holder would have owned immediately after such reclassification, change, consolidation, merger, sale or transfer if such holder had converted such Share into Common Stock immediately prior to the effective date of such reclassification, change, consolidation, merger, sale or transfer (assuming for this purpose (to the extent applicable) that such holder failed to exercise any rights of election and received per share of Common Stock the kind and amount of shares of stock and other securities and property received per share by a plurality of the non-electing shares), and the holders of the Series A Preferred Stock shall have no other conversion rights under these provisions; provided, that effective provision shall be made, in the Articles or Certificate of Incorporation of the resulting or surviving corporation or otherwise or in any contracts of sale or transfer, so that the provisions set forth herein for the protection of the conversion rights of the Series A Preferred Stock shall thereafter be made applicable, as nearly as reasonably may be to any such other shares of stock and other securities and property deliverable upon conversion of the Series A Preferred Stock remaining outstanding or other convertible preferred stock or other Convertible Securities received by the holders of Series A Preferred Stock in place thereof; and provided, further, that any such resulting or surviving corporation or purchaser shall expressly assume the obligation to deliver, upon the exercise of the conversion privilege, such shares, securities or property as the holders of the Series A Preferred Stock remaining outstanding, or other convertible preferred stock or other convertible securities received by the holders in place thereof, shall be entitled to receive pursuant to the provisions hereof, and to make provisions for the protection of the conversion rights as above provided.

     (f) No adjustment to the Conversion Rate will be made if the amount of such adjustment would result in a change in the Conversion Rate per share of less than $.01, but in such case any adjustment that would otherwise be required to be made will be carried forward and will be made at the time of and together with the next subsequent adjustment, which, together with any adjustment so carried forward, would result in a change in the Conversion Rate of at least $.01 per share.

     8. Notice of Adjustments.

     Whenever  the  Conversion   Rate  is  adjusted  as  provided  for  by  this
Certificate, the Company will:

     (a) compute the adjusted Conversion Rate in accordance with this Certificate and prepare a certificate signed by an officer of the Company setting forth the adjusted Conversion Rate, the method of calculation in reasonable detail and the facts requiring such adjustment and upon which such adjustment is based, which certificate will be conclusive, final and binding evidence of the correctness of the adjustment (absent manifest error), and file such certificate with the transfer agent for the shares of Series A Preferred Stock and the Common Stock; and

     (b) mail a notice to the holders of the outstanding shares of Series A Preferred Stock stating that the Conversion Rate has been adjusted, the facts requiring such adjustment and upon which such adjustment is based and setting forth the adjusted Conversion Rate,.

     9. Actions in Respect of Common Stock.

     The Company will take such reasonable action which may be necessary, in the opinion of the Company's counsel, in order that (a) the Company may validly and legally deliver fully paid and nonassessable shares of Common Stock upon any surrender of shares of Series A Preferred Stock for redemption or conversion pursuant to paragraphs 3, 4 and 6, (b) the delivery of shares of Common Stock in accordance with this paragraph is exempt from the registration or qualification requirements of the Securities Act and applicable state securities laws or, if no such exemption is available, that the offer and conversion of such shares of Common Stock have been duly registered or qualified under the Securities Act and applicable state securities laws, (c) the shares of Common Stock delivered upon such conversion are listed for trading on the American Stock Exchange or on another national securities exchange (upon official notice of issuance), and (d) the shares of Common Stock delivered upon such conversion are free of preemptive rights and any liens or adverse claims. The Company has agreed to at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued Common Stock and its issued Common Stock held in its treasury, for the purpose of effecting any conversion of shares of Series A
Preferred Stock at the option of the holder pursuant to paragraph 6, the full number of shares of Common Stock deliverable upon the conversion of all then outstanding shares of Series A Preferred Stock (assuming for this purpose that all of the outstanding shares of Series A Preferred Stock are held by a single holder).

     10. No Fractional Shares of Common Stock.

     No fractional shares of Common Stock or scrip will be issued upon the conversion of Series A Preferred Stock for Common Stock. In lieu of the issuance of a fraction of a share of Common Stock or scrip, the Company will pay instead an amount in cash (rounded to the nearest whole cent) equal to the same fraction of the closing price of a share of Common Stock on the trading day immediately preceding the Conversion Date, the Dividend Payment Date or the Redemption Date, as the case may be.

     11. Payment of Taxes.

     The Company will pay any and all documentary, stamp or similar transfer taxes payable in respect of the delivery of shares of Common Stock pursuant to paragraph 6, but the Company will not be required to pay any tax which may be payable in respect of any registration of transfer involved in the delivery of shares of Common Stock upon a conversion of shares of Series A Preferred Stock pursuant to paragraph 6 in a name other than that of the registered holder of such shares of Series A Preferred Stock.

     12. No Preemptive Rights.

     The holders of shares of Series A Preferred Stock will have no preemptive rights, including preemptive rights with respect to any shares of capital stock or other securities of the Company convertible into or carrying rights or options to purchase any such shares.

     13. Voting Rights.

     (a) The holders of Series A Preferred Stock will have the right to one vote for each share of Series A Preferred Stock held by them, and will be entitled to notice of any meeting of shareholders of the Company and will be entitled to vote together with holders of the Common Stock with respect to any matter upon which holders of Common Stock are entitled to vote.

     (b) At any time accrued dividends payable on the shares of Series A Preferred Stock are in arrears and unpaid in an aggregate amount equal to or exceeding the aggregate amount of dividends payable on such shares for four or more Dividend Periods (whether or not consecutive)(a "Dividend Default"), the holders of the shares of Series A Preferred Stock, voting separately as a class, will have the right to vote for the election of two directors (the "Preferred Stock Directors") to the Board, such directors to be in addition to the number of directors constituting the Board immediately prior to the accrual of such right. Such right of the holders of shares of Series A Preferred Stock to vote for the election of two Preferred Stock Directors will, when vested, continue until all dividends in arrears on the shares of Series A Preferred Stock have been paid in full and, when so paid, such right will cease, subject always to the same provisions for the vesting of such right in the holders of the shares of Series A Preferred Stock in the case of further Dividend Defaults. The Preferred Stock Directors will be elected by a majority of the votes actually cast by the holders of Series A Preferred Stock.

     (c) At any time when the holders of shares of the Series A Preferred Stock are entitled to elect two Preferred Stock Directors, the Company will, upon the written request (a "Request") of the holders of record of not less than 10% of the outstanding shares of Series A Preferred Stock, call a special meeting of holders of the Series A Preferred Stock for the election of the two Preferred Stock Directors. Notice of the special meeting will be given in accordance with the requirements of Colorado law, and such meeting will be held not more that 60 days after the Company's receipt of the Request. The Preferred Stock Directors will be nominated by the persons who submit the Request, and will serve until the earlier of (i) such person's resignation or (ii) the cure by the Company of any Dividend Default. The Company will not be obligated to call more than one special meeting of shareholders for the purpose of electing Preferred Stock Directors in any twelve month period during the continuation of any Dividend Default. No person may be nominated or may serve as a Preferred Stock Director unless such person meets all requirements for serving on the Board as set forth in any applicable law.

     (d) If, prior to the end of the term of any Preferred Stock Director elected as provided above, a vacancy in the office of such director occurs, such vacancy will be filled for the unexpired term by the appointment by the remaining Preferred Stock Director of a new director for the unexpired term of such former Preferred Stock Director. If both Preferred Stock Directors so elected by the holders of shares of Series A Preferred Stock cease, at the same time, to serve as directors before their terms expire, the holders of the shares of Series A Preferred Stock may, at a special meeting of the holders called as provided in subparagraph (c) above, nominate and elect successors to hold office for the unexpired terms of such Preferred Stock Directors.

     (e) For as long as any shares of Series A Preferred Stock remain outstanding, the affirmative vote of the holders at least two-thirds of such outstanding Shares (voting separately as a class), given in person or by proxy at an annual meeting or special meeting called for such purpose, will be necessary before the Company may (i) amend, alter or repeal any of the provisions of its Articles of Incorporation so as to adversely affect the powers, preferences or rights of the holders of the shares of Series A Preferred Stock then outstanding or reduce the minimum time required for any notice to which holders of shares of Series A Preferred Stock then outstanding may be entitled; or (ii) authorize or issue any capital stock which ranks prior to, or on a parity with, the Series A Preferred Stock as to dividend rights, rights of redemption or rights of liquidation (except for the issuance of additional shares of Series A Preferred Stock which were authorized as of the Issue Date). In order to avoid doubt, any such amendment, alteration or repeal that would authorize, create or increase the authorized amount of any additional shares of Junior Stock or that would decrease (but not below the number of shares then outstanding) the number of authorized shares of Preferred Stock will be deemed not to adversely affect such powers, preferences or rights and will not be subject to approval by the holders of shares of Series A Preferred Stock. Anything in the foregoing to the contrary notwithstanding, no consent of the holders of the shares of Series A Preferred Stock will be required if, at or prior to the time when such amendment, alteration or repeal is to take effect, provision is made for the redemption of all shares of Series A Preferred Stock at the time outstanding.

     (f) Except as otherwise set forth in this paragraph or as required by law, the holders of Series A Preferred Stock will not have any relative, participating, optional or other special voting rights and powers, and the consent or vote of such holders will not be required for the taking of any corporate action by the Company or the Board.

     14. Liquidation Rights.

     (a) In the event of any liquidation, dissolution, or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of shares of Series A Preferred Stock then outstanding, after payment or provision for payment of the debts and other liabilities of the Company, will be entitled to be paid out of the assets of the Company available for distribution to its stockholders (i) an amount per share of Series A Preferred Stock in cash equal to the Face Value of such share plus (ii) an amount equal to all dividends accrued but unpaid on such Share, whether or not such unpaid dividends have been declared or there are any funds of the Company legally available for the payment of dividends (the "Liquidation Preference"). If the assets of the Company available for distribution to the holders of the shares of Series A Preferred Stock upon dissolution, liquidation or winding up of the Company are insufficient to pay in full the Liquidation Preference payable to the holders of outstanding shares of Series A Preferred Stock, the holders of shares of Series A Preferred Stock will share ratably in such distribution of assets in proportion to the amount which would have been payable on such distribution if the amounts to which the holders of outstanding shares of Series A Preferred Stock were otherwise entitled had been paid in full. Except as provided in this subparagraph, holders of Series A Preferred Stock will not be entitled to any other or further distribution in the event of the liquidation, dissolution or winding up of the affairs of the Company.

              (b) For the purposes of this paragraph, none of the following will be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Company:

          (i) the sale, lease, transfer or exchange of all or substantially all of the assets of the Company; or

          (ii) the consolidation or merger of the Company with one or more other Persons (whether or not the Company is the Person surviving such consolidation or merger) or the consummation of a statutory binding share exchange involving the Company.

     15. Waiver.

     Any provision of this Certificate of Designation which, for the benefit of the holders of Series A Preferred Stock, prohibits, limits or restricts actions by the Company may be waived in whole or in part, or the application of all or any part of such provision in any particular circumstance or generally may be waived, in each case with the consent of the holders of at least two-thirds of the number of shares of Series A Preferred Stock then outstanding, either in writing or by vote at a meeting called for such purpose at which the holders of Series A Preferred Stock vote as a separate class.

     16. Shareholder Reports.

     The Company will provide to holders of Shares the quarterly and annual reports to shareholders, proxy statements and other reports as are provided to holders of Common Stock, such reports to be provided to holders of Shares at the same time that they are provided to holders of Common Stock.

     17. Status of Redeemed or Converted Shares.

     All shares of Series A Preferred Stock redeemed or converted by the Company will be retired and will not he reissued as Series A Preferred Stock.

     18. Exclusion of Other Rights.

     Except as may otherwise be required by law, the shares of Series A Preferred Stock will not have any designations, preferences, limitations or relative rights other than those specifically set forth in this Certificate of Designation.

     19. Unclaimed Dividends.

     Any and all right, title, interest and claim in or to any dividends declared by the Company, which are unclaimed for a period of four years after the close of business on the payment date, will be and be deemed extinguished and abandoned; and such unclaimed dividends in the possession of the Company or other agents or depositories, will at such time become the absolute property of the Company, free and clear of any and all claims of any persons whatsoever.

Third:

     This resolution was adopted by the Board as of October 24, 1996, and has been executed and attested by the undersigned on January ___, 1997.


COLUMBUS ENERGY CORP.



-----------------------------------

____________________, President


                                           Attest:
-----------------------------------

____________________, Secretary

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14. Other Expenses of Issuance and Distribution

         Filing Fee.....................................              $3,030
         Blue Sky Fees..................................               2,000
         Legal Fees.....................................              25,000
         Accounting Fees................................              25,000
         Transfer Agent Fees............................              10,000
         Printing and Mailing ..........................              15,000
         Miscellaneous..................................              10,000
                                                                   ---------
         Total                                                     $  90,030
                                                                   =========

Item 15. Indemnification of Directors and Officers

     Section 7-109-102 of the Colorado Business Corporation Act (the "Act") provides, generally, that a corporation may indemnify a person made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal (a "Proceeding"), because the person is or was a director of the corporation or an individual who, while serving as a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or fiduciary or agent of another corporation or other entity or of any employee benefit plan (a "Director"), against any obligation incurred with respect to a Proceeding to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) or reasonable expenses incurred in the Proceeding if he conducted himself in good faith and he reasonably believed, in the case of conduct in an official capacity with the corporation, his conduct was in the corporation's best interests and, in all other cases, his conduct was at least not opposed to the corporation's best interest and, with respect to any criminal proceedings, he had no reasonable cause to believe that his conduct was unlawful; provided, however, a corporation may not indemnify a Director in connection with any Proceeding by or in the right of the corporation in which the Director was adjudged liable to the corporation or, in connection with any other Proceeding charging the Director derived an improper personal benefit, whether or not involving actions in an official capacity, in which Proceeding the Director was judged liable on the basis that he derived an improper personal benefit. Any indemnification permitted in connection with a Proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with such Proceeding. Under Section 7-109-107 of the Act, unless otherwise provided in the Articles of Incorporation, a corporation may indemnify an officer, employee, fiduciary, or agent of the corporation to the same extent as to a Director and may indemnify an officer, employee, fiduciary, or agent who is not a Director to a greater extent, if not inconsistent with public policy and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract.

     Section 7-108-402 of the Act provides, generally, that the Articles of Incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director; except that any such provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) acts specified in ss. 7-108-403, or (iv) any transaction from which a director directly or indirectly derived an improper personal benefit. Such provision may eliminate or limit the liability of a director for any act or omission occurring prior to the date on which such provision becomes effective.

     Article VI of the Company's Amended and Restated Articles of Incorporation (the "Articles"), provides as follows:

     1. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 7-5-114 of the Colorado Corporation Code, or (iv) for any transaction from which the director derived any improper personal benefit. If the Colorado Corporation Code is amended after approval by the stockholders of this article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Colorado Corporation Code, as amended.

               Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

     2. A. Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Colorado Corporation Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement), reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs or personal representative; provided, however, that except as provided in subparagraph B. hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this paragraph shall be a contract right . . .

               B. Right of Indemnitee to Bring Suit. If a claim under subparagraph A of this paragraph is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that the indemnitee has not met the applicable standard of conduct set forth in the Colorado Corporation Code, and (ii) any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the applicable standard of conduct set forth in the Colorado Corporation Code. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Colorado Corporation Code, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified or to such advancement of expenses under this paragraph or otherwise shall be on the Corporation.

               C. Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in this paragraph shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors and does not restrict the Corporation's right to limit the personal liability of a director to the Corporation or to its shareholders for monetary damages for breach of fiduciary duty as a director, or any other acts which are consistent with the provisions of the Colorado Corporation Code as the same exists or may hereafter be amended.

     The Company has entered into indemnification agreements with each person who is a director of the Company (each director, an "indemnitee"). The indemnification agreements provide for indemnification against any and all damages, judgments, settlements and costs, costs of investigation and costs of defense of legal actions, claims, or proceedings and appeals therefrom and costs of attachment or similar bonds which indemnitee becomes legally obligated to pay because of any claim or claims made against indemnitee because of any act or omission or neglect or breach of duty, including any actual or alleged error misstatement or misleading statement, which he commits or suffers while acting in his capacity as a director of the Company or of certain subsidiaries of the Company and solely because of his being a director; and for the advancement or reimbursement of reasonable expenses (including attorneys' fees) if the indemnitee furnishes the Company a written affirmation of his good faith belief he has met the standard of conduct permitting indemnification under applicable law, the director furnishes the Company a written undertaking to repay the advance if it is determined he did not meet such standard of conduct, and the Company determines that the facts then known to those making the determination will not preclude indemnification under Colorado law provided that the Company shall not have determined that the director would not be permitted to be so indemnified under applicable law.

     In addition, the indemnification agreement provides that if the Company determines that the director is not permitted to be indemnified, the director is not required to reimburse the Company until a final judicial determination is made with respect thereto as to which all rights of appeal therefrom have been exhausted or lapsed and the Company is not obligated to indemnify or advance any additional amounts to the director (unless there has been a determination by a court of competent jurisdiction that the director would be permitted to be so indemnified under applicable law). The indemnification agreements also entitle the director to be paid the expense of prosecuting a claim against a company to collect an indemnity claim or advancement of expenses from the Company. The Company is not liable to make any payment under the indemnification agreement
(i) to the extent payment is actually made to the director under an insurance policy; (ii) to the extent the director is entitled to indemnity and/or payment under an insurance policy; (iii) to the extent the director is indemnified by the Company otherwise than pursuant to the indemnification agreement; (iv) to the extent such indemnity is prohibited under Colorado law, the Amended and Restated Articles of Incorporation or other applicable law; (v) for an accounting of profits made from the purchase or sale by the director of securities of the Company within the meaning of Section 16(b) of the Securities Exchange Act of 1934 and amendments thereto or similar provisions of any state statutory law or common law; or (vi) if a court holds that such payment is prohibited by applicable law or is against public policy.

     The  Company  may  purchase  liability   insurance  policies  covering  its
directors and officers.

Item 16.  Exhibits


(a) Exhibits:

     The following exhibits are filed herewith, except those exhibits marked with an asterisk which are incorporated herein by reference as stated in the description:

Exhibit No.

*4(a) Amended and Restated Articles of Incorporation (Exhibit 3(a) to Registration Statement No. 33-17885). Exhibit "a" to Form 10-Q dated July 13, 1990 and Exhibit 3(1)(a) to Form 8-K dated May 11,
               1995).

*4(b)          Amended By-Laws (Exhibit to Form 8-K dated February 16, 1995).

4(c)           Specimen Preferred Stock Certificate

4(d)           Subscription Certificate

4(e)           Letter of Transmittal to Shareholders

4(f)           Subscription Agent Agreement

5              Opinion of Sherman & Howard L.L.C. - To be filed by Amendment

10(a) Amended and Restated Credit Agreement dated as of October 23, 1996 between Columbus Energy Corp. and Norwest Bank Denver, National Association.

*10(b)         Deferred  Compensation  Plan  adopted  effective  May 1, 1986 for
               officers  of  the  Registrant   (Exhibit  10(a)  to  Registration
               Statement No. 33-17885).

*10(c) 1993 Stock Purchase Plan (Exhibit 29 to Registration Statement No. 33-63336.)

*10(d)         1995 Stock Option Plan  (Exhibit  10(k) to Form 8-K dated May 11,
               1995).

*10(e) 1985 Stock Option Plan (Exhibit 10(g) to Registration Statement No. 33-17885).

*10(f) 1985 Stock Option Plan, Amendment No. 2 dated November 7, 1991 (Exhibit 10(h) to Form 10-K for fiscal year ended November 30,
               1991).

*10(g) Separation Pay Policy adopted December 1, 1990 for officers and employees and as amended February 17, 1992 (Exhibit 10(i) to Form 10-K dated November 30, 1991).

*10(h) Form of Indemnity Agreements with directors (Exhibit 10(k) to Registration Statement No. 33-46394).

11             Statement of computation of per share earnings.

23(a)          Consent of Coopers & Lybrand L.L.P.

23(b)          Consent of Reed W. Ferrill & Associates, Inc.

23(c)          Consent of Huddleston & Co., Inc.

23(d) Consent of Sherman & Howard L.L.C. (included in Exhibit 5) - To be filed by Amendment.


* Incorporated by reference to document(s) described in parentheses.

Item 17. Undertakings

     The undersigned Registrant hereby undertakes:

          1. To file, during any period in which offers or sales are being made, a post- effective amendment to this Registration Statement:

               (i) To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

          2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          4. That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
     1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado on January 13, 1997.


                                         Columbus Energy Corp.

                                         By:/s/ Harry A. Trueblood, Jr.
                                         ------------------------------
                                         Harry A. Trueblood, Jr.
                                         Chairman of the Board, President
                                         and Chief Executive Officer


A T T E S T

By:/s/H.C. Gutjahr
------------------
H. C. Gutjahr, Secretary


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Harry A. Trueblood, Jr. and H. C. Gutjahr and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

         Signature                      Title                     Date

Principal Executive Officer:
By:/s/Harry A. Trueblood, Jr.
-----------------------------         Chairman and President    January 13, 1997
Harry A. Trueblood, Jr.

Principal Financial and
Accounting Officer:
By:/s/Ronald H. Beck
-----------------------------         Vice-President            January 13, 1997
Ronald H. Beck

By:/s/Harry A. Trueblood, Jr.
-----------------------------         Director                  January 13, 1997
Harry A. Trueblood, Jr.

By:/s/Clarence H. Brown
-----------------------------         Director                  January 13, 1997
Clarence H. Brown


By:/s/J. Samuel Butler
-----------------------------         Director                  January 13, 1997
J. Samuel Butler


By:/s/William H. Blount, Jr.
-----------------------------         Director                  January 13, 1997
William H. Blount, Jr.



-----------------------------         Director                  ________________
Donald W. Ringsby



-----------------------------         Director                  ________________
Jerol M. Sonosky

                                            Registration Statement No.


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 E X H I B I T S


                                       TO


                                    FORM S-2

                                      UNDER

                           THE SECURITIES ACT OF 1933


                              COLUMBUS ENERGY CORP.
                           (Exact Name of Registrant)

                         1660 Lincoln Street, Suite 2400
                             Denver, Colorado 80264

                                INDEX TO EXHIBITS


Exhibit No.

*4(a) Amended and Restated Articles of Incorporation (Exhibit 3(a) to Registration Statement No. 33-17885). Exhibit "a" to Form 10-Q dated July 13, 1990 and Exhibit 3(1)(a) to Form 8-K dated May 11,
               1995).

*4(b)          Amended By-Laws (Exhibit to Form 8-K dated February 16, 1995).

4(c)           Specimen Preferred Stock Certificate

4(d)           Subscription Certificate

4(e)           Letter of Transmittal to Shareholders

4(f)           Subscription Agent Agreement

5              Opinion of Sherman & Howard L.L.C. - To be filed by Amendment.

10(a) Amended and Restated Credit Agreement dated as of October 23, 1996 between Columbus Energy Corp. and Norwest Bank Denver, National Association.

*10(b)         Deferred  Compensation  Plan  adopted  effective  May 1, 1986 for
               officers  of  the  Registrant   (Exhibit  10(a)  to  Registration
               Statement No. 33-17885).

*10(c) 1993 Stock Purchase Plan (Exhibit 29 to Registration Statement No. 33-63336.)

*10(d)         1995 Stock Option Plan  (Exhibit  10(k) to Form 8-K dated May 11,
               1995).

*10(e) 1985 Stock Option Plan (Exhibit 10(g) to Registration Statement No. 33-17885).

*10(f) 1985 Stock Option Plan, Amendment No. 2 dated November 7, 1991 (Exhibit 10(h) to Form 10-K for fiscal year ended November 30,
               1991).

*10(g) Separation Pay Policy adopted December 1, 1990 for officers and employees and as amended February 17, 1992 (Exhibit 10(i) to Form 10-K dated November 30, 1991).

*10(h) Form of Indemnity Agreements with directors (Exhibit 10(k) to Registration Statement No. 33-46394).

11             Statement of computation of per share earnings.

23(a)          Consent of Coopers & Lybrand L.L.P.

23(b)          Consent of Reed W. Ferrill & Associates, Inc.

23(c)          Consent of Huddleston & Co., Inc.

23(d)          Consent of Sherman & Howard L.L.C. (included in Exhibit 5)


* Incorporated by reference to document(s) described in parentheses.